                                                    RULE NO. 424(b)(3)
                                                    REGISTRATION NOS. 333-65402
                                                                   333-65402-01

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT (SUBJECT TO COMPLETION -- DATED JULY 30, 2001) (TO PROSPECTUS DATED JULY 26, 2001)

                            40,000,000 EQUITY UNITS

             (INITIALLY CONSISTING OF 40,000,000 CORPORATE UNITS)

[LOGO] SPRINT
                                                            [LOGO] Sprint(R)
                                                                   Sprint PCS(R)

                              SPRINT CORPORATION

                          SPRINT CAPITAL CORPORATION

                               ----------------

      We are offering 40,000,000 equity units. The equity units will initially consist of corporate units, each with a stated amount of $25. Each corporate unit will include a purchase contract pursuant to which you will agree to purchase from us shares of the PCS common stock, series 1 on August 17, 2004. Under the purchase contract, we will make quarterly contract adjustment
payments to you at the rate of    % on the stated amount per year. Each
corporate unit will also initially include $25 principal amount of senior notes due August 17, 2006 of our wholly owned finance subsidiary, Sprint Capital Corporation, which will be fully and unconditionally guaranteed by us. Sprint Capital Corporation will make quarterly interest payments on the notes at the
rate of    % per year, which rate is expected to be reset on or after May 17,
2004. The notes will not trade separately from the corporate units unless substitution is made as described in this prospectus supplement.

      The corporate units have been approved for listing on the New York Stock Exchange, or NYSE, under the symbol "SDE". The PCS common stock, series 1 is traded on the NYSE under the symbol "PCS". On July 26, 2001, the last reported sales price of the PCS common stock, series 1 as reported on the NYSE was $25.00 per share.

      Concurrently with this offering we are offering 40,000,000 shares of the PCS common stock, series 1 pursuant to a separate prospectus supplement. Neither offering is contingent upon the closing of the other offering.

      INVESTING IN EQUITY UNITS INVOLVES RISKS. SEE "RISK FACTORS RELATING TO THE EQUITY UNITS" BEGINNING ON PAGE S-24 OF THIS PROSPECTUS SUPPLEMENT AND "RISK FACTORS" BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS.
                               ----------------


                                                    PER
                                                 CORPORATE
                                                   UNIT    TOTAL
                                                 --------- -----
                Public offering price(1)........     $       $
                Underwriting discount...........     $       $
                Proceeds, before expenses, to us     $       $

       (1)Plus accrued interest and accumulated contract adjustment payments
          from      , 2001, if settlement occurs after that date.

      The underwriters may also purchase up to an additional 6,000,000 corporate units at the public offering price less the underwriting discount within 30 days of the date of this prospectus supplement in order to cover overallotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The corporate units are expected to be ready for delivery in book-entry
form only through The Depository Trust Company on or about    , 2001.

                               ----------------

                          JOINT BOOK-RUNNING MANAGERS

JPMORGAN
                              MERRILL LYNCH & CO.
                                                                     UBS WARBURG

                               ----------------

ABN AMRO ROTHSCHILD LLC
                     BANC OF AMERICA SECURITIES LLC
                                        CREDIT SUISSE FIRST BOSTON
                                                                 LEHMAN BROTHERS

                               ----------------

             The date of this prospectus supplement is    , 2001.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                               PAGE
                                                                               ----
About this Prospectus Supplement..............................................  S-3
Prospectus Supplement Summary.................................................  S-4
 Sprint Corporation...........................................................  S-4
 Sprint Capital Corporation...................................................  S-6
 Recent Developments..........................................................  S-7
 The Offering--Q&A............................................................  S-9
 The Offering--Explanatory Diagrams........................................... S-15
 Summary Selected Consolidated Financial Data................................. S-19
Risk Factors Relating to the Equity Units..................................... S-24
Use of Proceeds............................................................... S-28
Price Range of PCS Common Stock and Dividends................................. S-28
Capitalization................................................................ S-29
Accounting Treatment.......................................................... S-30
Description of the Equity Units............................................... S-31
Description of the Purchase Contracts......................................... S-35
Certain Provisions of the Purchase Contract Agreement and the Pledge Agreement S-48
Description of the Notes...................................................... S-52
Certain Federal Income Tax Consequences....................................... S-58
Certain U.S. Federal Income Tax Consequences to Non-United States Holders..... S-65
Underwriting.................................................................. S-67
Legal Matters................................................................. S-70

                                  PROSPECTUS

About this Prospectus.........................................................................  2
Where You Can Find More Information...........................................................  2
Sprint Corporation............................................................................  4
Sprint Capital Corporation....................................................................  5
Risk Factors..................................................................................  6
Special Note Regarding Forward-Looking Statements............................................. 16
Use of Proceeds............................................................................... 16
Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends 17
Description of Debt Securities................................................................ 19
Description of Convertible Subordinated Debt Securities....................................... 27
Authorized Capital Stock...................................................................... 38
Description of Convertible Preferred Stock.................................................... 39
Description of PCS Common Stock............................................................... 40
Description of Stock Purchase Contracts and Equity Units...................................... 47
Selling Stockholders.......................................................................... 48
Plan of Distribution.......................................................................... 49
Legal Matters................................................................................. 51
Experts....................................................................................... 51

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates; provided, however, that any information that we file with the SEC after the date of this prospectus supplement that is incorporated by reference in this prospectus supplement and the accompanying prospectus will automatically update this prospectus supplement and the accompanying prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. See "Where You Can Find More Information."

                       ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first part, which is this prospectus supplement, describes the specific terms of the equity units offered and other matters relating to us and our financial condition. The second part, which is the accompanying prospectus, gives more general information about securities we and Sprint Capital may offer from time to time, some of which may not apply to the equity units offered by this prospectus supplement. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

                         PROSPECTUS SUPPLEMENT SUMMARY

      YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ABOUT US, SPRINT CAPITAL CORPORATION AND THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. UNLESS WE INDICATE OTHERWISE, ALL INFORMATION IN THIS PROSPECTUS SUPPLEMENT ASSUMES THAT THE UNDERWRITERS DO NOT EXERCISE THEIR OVERALLOTMENT OPTION. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS SUPPLEMENT TO "WE," "US" AND "OUR" MEAN SPRINT CORPORATION AND ITS SUBSIDIARIES, INCLUDING SPRINT CAPITAL CORPORATION, REFERENCES TO "SPRINT CAPITAL" MEAN SPRINT CAPITAL CORPORATION, OUR WHOLLY OWNED FINANCE SUBSIDIARY, AND REFERENCES TO "PCS COMMON STOCK" MEAN THE PCS COMMON STOCK, SERIES 1.

                              SPRINT CORPORATION

      We are a global communications company and a leader in integrating long-distance, local service and wireless communications. We are also one of the largest carriers of Internet traffic using our tier one Internet protocol network, which provides connectivity to any point on the Internet either through our own network or via direct connections with another backbone provider. We are the nation's third-largest provider of long distance services and operate nationwide, all-digital long distance and tier one Internet protocol networks using fiber-optic and electronic technology. In addition, our local telecommunications division currently serves approximately 8.3 million access lines in 18 states. We also operate the only 100% digital personal communications service, or PCS, wireless network in the United States with licenses to provide service nationwide using a single frequency band and a single technology. We own PCS licenses to provide service to the entire United States population, including Puerto Rico and the U.S. Virgin Islands. For the year ended December 31, 2000, we had revenues of $23.6 billion and net income of $93 million and served more than 23 million business and residential customers. For the six months ended June 30, 2001, we had revenues of $12.7 billion and a net loss of $33 million.

      In November 1998, we allocated all of our assets and liabilities into two groups: the FON group and the PCS group. At the same time, we reclassified each share of our publicly traded common stock into tracking stocks. Each share of common stock was reclassified into one share of FON common stock and 1/2 share of PCS common stock. Our business is divided into four lines of business: the global markets division, the local telecommunications division, the product distribution and directory publishing businesses and the PCS wireless telephony products and services business. The FON group includes the global markets division, the local telecommunications division and the product distribution and directory publishing businesses, and the PCS group includes the PCS wireless telephony products and services business. The PCS common stock is intended to reflect the financial results and economic value of the PCS wireless telephony products and services business. The FON common stock is intended to reflect the financial results and economic value of the global markets division, the local telecommunications division and the product distribution and directory publishing businesses. Our tracking stocks present a number of risks. See "Risks Factors--Risk Factors Relating to Tracking Stocks" in the accompanying prospectus.

      We were incorporated in 1938 under the laws of the State of Kansas. Our principal executive offices are located at 2330 Shawnee Mission Parkway, Westwood, Kansas 66205, and our telephone number is (913) 624-3000.

SPRINT'S PCS GROUP

      The PCS group includes our wireless PCS operations. The PCS group, which markets its wireless telephony products and services under the Sprint and Sprint PCS brand names, operates the only 100% digital PCS wireless network in the United States with licenses to provide service nationwide using a single frequency band and a single technology. The PCS group owns licenses to provide service to the entire United States population, including Puerto Rico and the U.S. Virgin Islands. The PCS group currently provides nationwide service through a combination of:

       .  operating its own digital network in major metropolitan areas,

       . affiliating with other companies, primarily in and around small metropolitan areas,

       . roaming on analog cellular networks of other providers using dual-band/dual-mode handsets, and

       . roaming on other providers' digital PCS networks that use code division multiple access technology.

      The PCS group also provides wholesale PCS services to companies that resell the services to their customers on a retail basis. These companies pay the PCS group a discounted price for their customers' usage, but bear the costs of acquisition and customer service. The PCS group also includes our investment in Pegaso Telecomunicaciones, S.A. de C.V., a wireless PCS operation in Mexico. This investment is accounted for using the equity method.

      The PCS group's business goals include continually expanding network coverage using superior technology and increasing market penetration by aggressively marketing competitively priced PCS products and services under the Sprint and Sprint PCS brand names, offering enhanced voice and data services and seeking to provide superior customer service. The principal elements of the PCS group's strategy for achieving these goals are:

       .  operating a nationwide digital wireless network;

       . leveraging the operating scale of the PCS group's national network to achieve significant cost advantages in purchasing power, operations and marketing;

       . leveraging our national brand to gain consumer confidence in, and acceptance of, the PCS group's products and services;

       . using state-of-the-art technology, including code division multiple access technology, which is a digital spread-spectrum wireless technology that allows a large number of users to access a single frequency band that assigns a code to all speech bits, sends a scrambled transmission of the enclosed speech over the air and reassembles the speech into its original format;

       .  incorporating third generation technology into its network;

       .  delivering superior value and service to its customers;

       .  growing its customer base using multiple distribution channels;

       .  continuing to expand coverage; and

       .  offering PCS services in combination with FON group services.

      Since launching its first commercial PCS service in the United States in November 1995, the PCS group has experienced rapid customer growth, providing service to approximately 11.5 million direct and resale customers as of June 30, 2001, representing an increase of more than 50% in the number of customers served as of June 30, 2000. The PCS group affiliates also had approximately 1.3 million subscribers as of June 30, 2001. The service offered by the PCS group and its affiliates now reaches nearly 239 million people. For the year ended December 31, 2000, the PCS group had revenues of $6.3 billion, and for the six months ended June 30, 2001, the PCS group had revenues of $4.3 billion.

SPRINT'S FON GROUP

      The FON group includes our global markets division, local telecommunications division, and product distribution and directory publishing businesses.

      Through our global markets division we provide a broad suite of communications services targeted to domestic business and residential customers, multinational corporations and other communications companies. These services include domestic and international voice, data communications services using various protocols such as Internet protocol and frame relay (a public data service that transfers packets of data over our network) and managed security services. Through this division we also provide broadband services, including high-speed data transmission over our networks using fixed wireless multipoint multichannel distribution service technology, which is a fixed wireless network that distributes signals through microwave from a single transmission point to multiple receiving points, and digital subscriber line technology, which enables high-speed transmission of data over existing copper telephone lines between the customer and the service provider.

      Our local telecommunications division consists primarily of regulated local exchange carriers serving approximately 8.3 million access lines in 18 states. Through this division we provide local voice and data services, long distance services for customers within our local territories, and access for other carriers to our local exchange facilities. This division also sells telecommunications equipment. Our local telecommunications division has embarked on a growth strategy to market our entire long distance and PCS product portfolios as well as its core product line of local voice and advanced network features and data products to our local customers.

      Our product distribution and directory publishing businesses consist of wholesale distribution of telecommunications equipment and the publishing and marketing of white and yellow page telephone directories. We are one of the nation's largest distributors of telecommunications equipment to wireline and wireless service companies, cable television operators, and systems resellers.

                          SPRINT CAPITAL CORPORATION

      Sprint Capital is a wholly owned subsidiary of our company. We formed Sprint Capital to engage in financing activities to provide funds for use by us and our other subsidiaries other than the local exchange companies in our local telecommunications division. Sprint Capital raises funds through the sale of debt securities, and then uses the net proceeds to make loans to, or investments in, us or our other subsidiaries, other than the local exchange companies in our local telecommunications division. Sprint Capital does not and will not engage in any other business operations.

      Sprint Capital was incorporated in 1993 under the laws of the State of Delaware. Its principal offices are located at 2330 Shawnee Mission Parkway, Westwood, Kansas 66205, and its telephone number is (913) 624-3000.

                              RECENT DEVELOPMENTS

      The following table sets forth selected financial data for our company, the PCS group and the FON group for the six months ended June 30, 2000 and 2001. The following selected financial data for the six months ended June 30, 2000 and 2001 have been derived from our unaudited consolidated financial statements and, in our opinion, reflect all adjustments, consisting of normal recurring accruals, necessary to present fairly the data for those periods. Results of operations for the six months ended June 30, 2001 are not necessarily indicative of results that may be expected for the full year. You should read the table below in conjunction with our Current Report on Form 8-K filed on July 24, 2001 and incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                              SIX MONTHS ENDED
                                                                                  JUNE 30,
                                                                          ------------------------
                                                                              2000        2001
                                                                          ----------   ----------
                                                                          (IN MILLIONS, EXCEPT PER
                                                                                SHARE DATA)
SPRINT CORPORATION:
Net operating revenues...................................................   $11,350     $12,700
Operating income.........................................................       278         681
Loss from continuing operations..........................................      (156)        (34)
Net income (loss)........................................................       514         (33)
Diluted earnings (loss) per share from continuing operations:
   PCS group.............................................................     (1.02)      (0.66)
   FON group.............................................................      0.91        0.68
SPRINT'S PCS GROUP:
Net operating revenues...................................................   $ 2,696     $ 4,315
Operating loss...........................................................    (1,071)       (339)
Loss from continuing operations..........................................      (966)       (640)
Net loss.................................................................      (969)       (638)
SPRINT'S FON GROUP:
Net operating revenues
   Global markets division...............................................   $ 5,314     $ 5,130
   Local telecommunications division.....................................     3,052       3,105
   Product distribution and directory publishing.........................       932         968
   Intercompany eliminations.............................................      (448)       (535)
                                                                           -------      -------
       Total.............................................................     8,850       8,668
Operating income (loss)
   Global markets division...............................................   $   505     $   (22)
   Local telecommunications division.....................................       889         904
   Product distribution and directory publishing.........................       135         157
   Unallocated corporate operations and intercompany eliminations........      (180)        (19)
                                                                           -------      -------
       Total.............................................................     1,349       1,020
Income from continuing operations........................................       810         606
Net income...............................................................     1,483         605
Ratio of earnings to fixed charges.......................................        --(1)     1.03(2)
Ratio of earnings to combined fixed charges and preferred stock dividends        --(1)     1.02(2)

--------
(1)For the six months ended June 30, 2000, our earnings were inadequate to cover fixed charges by $172 million and were inadequate to cover combined fixed charges and preferred stock dividends by $177 million. Earnings included a nonrecurring charge of $187 million related to the proposed WorldCom merger, which was terminated, net nonrecurring gains from the sale of an independent directory publishing operation and investment activities of $71 million and a net nonrecurring gain of $28 million from the sale of network infrastructure and the right to manage customers to a PCS affiliate. Excluding these items, earnings would have been inadequate to cover fixed charges by $84 million and inadequate to cover combined fixed charges and preferred stock dividends by $89 million.

(2)Earnings for the six months ended June 30, 2001 included net nonrecurring gains from investment activities of $14 million. Excluding these gains, the ratio of earnings to fixed charges would have been 1.01 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.00.

      On June 29, 2001, we paid a dividend of 12.5 cents per share on our FON common stock.

      On June 4, 2001 we completed a registered secondary offering on behalf of France Telecom and Deutsche Telekom in which they sold 174.8 million shares of our FON common stock (including 22.8 million shares to cover overallotments), which represented an approximate 10% voting interest in our company. We did not receive any of the proceeds from that offering.

      On February 9, 2001, we announced updated terms relating to our alliance with EarthLink, Inc. The new arrangement eliminates the original exclusivity terms of the alliance and revises the governance terms. For financial reporting purposes, we are no longer required to record our respective share of EarthLink's losses.

      On January 25, 2001, we issued $2.4 billion aggregate principal amount of senior notes, including $750 million aggregate principal amount of 7 1/8% Notes due 2006 and $1.65 billion aggregate principal amount of 7 5/8% Notes due 2011. We received net proceeds of approximately $2.4 billion in connection with the transaction, which were used to repay commercial paper.

      In the first quarter of 2000, we sold our interest in Global One to France Telecom and Deutsche Telekom. As a result of this sale, our gain on the sale of Global One has been reported as a discontinued operation. In 2000, we recorded an after-tax gain related to the sale of our interest in Global One of $675 million.

                               THE OFFERING--Q&A

WHAT ARE EQUITY UNITS?

      Equity units may include corporate units or treasury units. The equity units will initially consist of 40,000,000 corporate units, each with a stated amount of $25. From each corporate unit, the holder may create a treasury unit, as described below.

WHAT ARE THE COMPONENTS OF CORPORATE UNITS?

      Each corporate unit will consist of a purchase contract and, initially, $25 principal amount of Sprint Capital's notes. The holder of the corporate unit will own the underlying note, but will pledge the note to us to secure its obligations under the purchase contract. If the notes are successfully remarketed or a tax event redemption occurs as described in this prospectus supplement, the applicable ownership interest in the treasury portfolio will replace the note as a component of each corporate unit and will be pledged to us to secure the holder's obligations under the purchase contract.

WHAT IS A PURCHASE CONTRACT?

      Each purchase contract underlying an equity unit obligates the holder of the purchase contract to purchase, and obligates us to sell, on August 17, 2004, newly issued shares of the PCS common stock equal to the "settlement rate" for each $25 stated amount of equity units. The settlement rate will be calculated, subject to adjustment as described under "Description of the Purchase Contracts--Anti-Dilution Adjustments," as follows:

       . if the applicable market value of the PCS common stock equals or exceeds $ , which is the "threshold price," the settlement rate will
          be   ;

       . if the applicable market value of the PCS common stock is less than the threshold appreciation price but greater than the reference price, the settlement rate will be equal to the stated amount divided by the applicable market value; and

       . if the applicable market value is less than or equal to the reference price, the settlement rate will be .

      "Applicable market value" means the average of the closing price per share of PCS common stock on each of the 20 consecutive trading days ending on the third trading day before August 17, 2004. The "reference price" is $ , which is the last reported sale price of the PCS common stock on the NYSE on August , 200l.

WHAT ARE TREASURY UNITS?

      Treasury units consist of a purchase contract and a treasury security. The treasury security is a 1/40, or 2.5%, undivided beneficial ownership interest in a zero-coupon U.S. treasury security with a principal amount at maturity of $1,000 that matures on August 15, 2004. The holder of the treasury unit will own the underlying treasury security but will pledge the treasury security to us to secure the holder's obligations under the purchase contract.

HOW CAN YOU CREATE TREASURY UNITS FROM CORPORATE UNITS?

      Unless the treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, each holder of corporate units will have the right, at any time on or prior to the fifth business day before August 17, 2004, to substitute for the related notes held by the collateral agent zero-coupon treasury securities that mature on August 15, 2004 in a total principal amount at maturity equal to the aggregate principal amount of the notes for which substitution is being made. This substitution will create treasury units and the applicable notes will be released to the holder. Because U.S. treasury securities are issued in multiples of $1,000, holders of corporate units may make this substitution only in integral multiples of 40 corporate units. However, if the treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, holders of corporate units may make this substitution only in
multiples of      corporate units, at any time on or prior to the second
business day before August 17, 2004. Holders would also obtain the release of the appropriate applicable ownership interest in the treasury portfolio rather than a release of the applicable notes.

HOW CAN YOU RECREATE CORPORATE UNITS FROM TREASURY UNITS?

      Unless the treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, each holder of treasury units will have the right, at any time on or prior to the fifth business day before August 17, 2004, to substitute notes for the related treasury securities held by the collateral agent in an aggregate principal amount of such notes equal to the aggregate principal amount at maturity of the treasury securities. This substitution would create corporate units, and the applicable treasury securities would be released to the holder. Because treasury securities are issued in integral multiples of $1,000, holders of treasury units may make this substitution only in integral multiples of 40 treasury units. If the treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, holders of the treasury units may make this substitution at any time on or prior to the second business day before August 17, 2004, by using the applicable ownership interest of the treasury portfolio instead of notes and only in integral multiples of treasury units.

WHAT PAYMENTS ARE YOU ENTITLED TO AS A HOLDER OF CORPORATE UNITS?

      Holders of corporate units will receive total cash distributions at a rate of % of the stated amount per year, payable quarterly in arrears. These cash distributions will consist of interest on the related notes payable by Sprint Capital or cash distributions on the applicable ownership interest in the treasury portfolio, as applicable, at the rate of % of the stated amount per year and contract adjustment payments payable by us at the rate of % of the stated amount per year, subject to our right to defer the payment of such contract adjustment amounts. Each corporate unit has a stated amount of $25. Sprint Capital may not defer interest payments on the notes. The contract adjustment payment rate will be increased under limited circumstances described in this prospectus supplement.

WHAT PAYMENTS ARE YOU ENTITLED TO IF YOU CONVERT YOUR CORPORATE UNITS TO TREASURY UNITS?

      Holders of treasury units will receive quarterly contract adjustment payments payable by us at the rate of % of the stated amount of $25 per year, subject to our rights of deferral described in this prospectus supplement.

CAN WE DEFER CURRENT PAYMENTS?

      We have the right to defer the payment of contract adjustment payments until no later than August 17, 2004. However, such deferred contract adjustment payments would accrue additional contract adjustment payments at the rate of % per year (equal to the rate on the notes plus the rate of contract adjustment payments on the purchase contracts) until paid, compounded quarterly, to but excluding August 17, 2004. Sprint Capital may not defer payments of interest on the notes. In the event we exercise our option to defer the payment of contract adjustment payments, then until these payments have been paid, we will not, with certain exceptions, declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any series of the PCS common stock.

WHAT ARE THE PAYMENT DATES FOR THE CORPORATE UNITS?

      Payments in respect of corporate units will be payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing November 17, 2001. We will make contract adjustment payments to but excluding the earlier of August 17, 2004 or the most recent quarterly payment date on or before any early settlement of the related purchase contracts. We may defer these contract adjustment payments as described above. Sprint Capital will make interest payments on the notes as described below under the questions and answers beginning with "What interest payments will you receive on the notes?"

WHAT IS REMARKETING?

      The notes of corporate units holders will be initially remarketed on the third business day before May 17, 2004, which we refer to as the "initial remarketing." The remarketing agent will use its reasonable efforts to obtain a price of approximately 100.5% of the purchase price for the treasury portfolio. The portion of the proceeds from the remarketing equal to the treasury portfolio purchase price will be applied to purchase the treasury portfolio. The treasury portfolio will be substituted for the notes and will be pledged to the collateral agent to secure the obligations of the holders to purchase the PCS common stock under the purchase contracts. When paid at maturity, an amount of the treasury portfolio equal to the principal amount of the notes will automatically be applied to satisfy the obligations of the holders to purchase PCS common stock under the purchase contracts. In addition, the remarketing agent may deduct, as a remarketing fee, an amount not exceeding 25 basis points (0.25%) of the treasury portfolio purchase price from any amount of the proceeds in excess of the treasury portfolio purchase price. The remarketing agent will then remit the remaining portion of the proceeds from the remarketing, if any, for the benefit of the holders.

      If the initial remarketing of the notes fails because the remarketing agent cannot obtain a price of at least 100% of the treasury portfolio purchase price or a condition precedent to the remarketing has not been satisfied, the notes will continue to be a component of the corporate units. Thereafter, unless a tax event redemption has occurred, at our or Sprint Capital's request, the remarketing agent will use reasonable efforts to remarket the notes from time to time prior to the tenth business day before August 17, 2004 on the terms described above, which we refer to in any case as a "subsequent remarketing." Any subsequent remarketing will be on the terms described above with respect to the initial remarketing. Instead of participating in any subsequent remarketing, you can elect to settle your purchase contracts with separate cash by delivering notice to the purchase contract agent on or prior to the second business day before any subsequent remarketing date.

      If the initial remarketing and any subsequent remarketing fail because the remarketing agent cannot obtain a price of at least 100% of the treasury portfolio purchase price or a condition precedent to the remarketing has not been satisfied, the notes will be remarketed on the third business day
preceding     , 2004. We refer to this remarketing as the "final remarketing."
In the final remarketing, the remarketing agent will use its reasonable efforts to obtain a price of approximately 100.5% of the aggregate principal amount of the notes. The portion of the proceeds from the remarketing equal to the total principal amount of the notes will automatically be applied to satisfy in full the corporate units holders' obligations to purchase PCS common stock under the related purchase contracts. In addition, in any final remarketing, the remarketing agent may deduct, as a remarketing fee, an amount not exceeding 25 basis points (0.25%) of the aggregate principal amount of the remarketed notes from any amount of the proceeds in excess of the aggregate principal amount of the remarketed notes. The remarketing agent will remit the remaining portion of the proceeds from the remarketing, if any, for the benefit of the holders.

      If the final remarketing of the notes fails because the remarketing agent cannot obtain a price of at least 100% of the total principal amount of the notes or a condition precedent to the remarketing has not been satisfied, we will exercise our rights as a secured party to dispose of the notes in accordance with applicable law and to satisfy in full, from the proceeds of the disposition, the holder's obligation to purchase PCS common stock under the related purchase contracts.

      Notwithstanding the foregoing, any obligation on the part of our company, Sprint Capital or the remarketing agent to remarket the notes on any given date, other than the date of the final remarketing, will be subject to our right to defer any remarketing to the extent we determine in good faith that effecting a remarketing on that date is not in the best interests of our company.

WHAT IS THE TREASURY PORTFOLIO?

      The "treasury portfolio" is a portfolio of zero-coupon U.S. treasury securities consisting of:

       . interest or principal strips of U.S. treasury securities that mature on or prior to August 15, 2004 in an aggregate amount equal to the principal amount of the notes included in the corporate units, and

       . with respect to the scheduled interest payment date on the notes that falls on August 17, 2004, in the case of a successful remarketing of the notes, or with respect to each scheduled interest payment date on the notes that occurs after the tax event redemption date and on or before August 17, 2004 in the case of a tax event redemption, interest or principal strips of U.S. treasury securities that mature on or before that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on that interest payment date on the principal amount of the notes included in the corporate units assuming no reset of the interest rate on the notes.

IF YOU ARE NOT A PARTY TO A PURCHASE CONTRACT, MAY YOU STILL PARTICIPATE IN A REMARKETING OF YOUR NOTES?

      Holders of notes that no longer underlie corporate units may elect to have their notes remarketed by the remarketing agent as described in this prospectus supplement. If your notes no longer underlie corporate units and you do not elect to participate in a remarketing, if the remarketing is successful the interest rate on your notes will still be reset as described below.

BESIDES PARTICIPATING IN A REMARKETING, HOW ELSE WILL YOUR OBLIGATIONS UNDER THE PURCHASE CONTRACTS BE SATISFIED?

      Holders of equity units may satisfy their obligations, or their obligations will be terminated, under the purchase contracts:

       . through early settlement by the delivery of cash to the purchase contract agent in the manner described in this prospectus supplement;

       . in the case of holders of corporate units, by settling the related purchase contracts with cash on the business day before August 17, 2004 with prior notification to the purchase contract agent;

       . in the case of holders of corporate units, if we foreclose on the notes because the remarketings were not successful; or

       . without any further action, upon the termination of the purchase contracts as a result of our bankruptcy, insolvency or reorganization.

      If the holder of an equity unit settles a purchase contract early, or if the holder's purchase contract is terminated, the holder will have no right to receive any accrued or deferred contract adjustment payments.

WHAT INTEREST PAYMENTS WILL YOU RECEIVE ON THE NOTES?

      Sprint Capital will pay interest on the notes initially at the annual rate of % of the principal amount of $25 per note to, but excluding, the reset effective date, which will be the third business day following the day on which any remarketing of the notes is successfully completed. Following a reset of the interest rate, the notes will bear interest from the reset effective date, at the reset rate to, but excluding, August 17, 2006.

WHAT ARE THE INTEREST PAYMENT DATES ON THE NOTES?

      Sprint Capital will pay interest on the notes quarterly in arrears on each February 17, May 17, August 17 and November 17, commencing November 17, 2001. We have fully and unconditionally guaranteed the notes.

WHEN WILL THE INTEREST RATE ON THE NOTES BE RESET?

      Unless a tax event redemption has occurred, the interest rate on the notes will be reset on the "reset date," which is the day on which the initial remarketing, any subsequent remarketing or the final remarketing is successfully completed, and will become effective on the third business day following the reset date. We refer to any date on which the reset interest rate becomes effective as the "reset effective date." For example, if the initial remarketing is successful, the interest rate on the notes will be reset on the third business day before May 17, 2004 and this reset rate will become effective on May 17, 2004. If all attempts to remarket the notes fail, the interest rate on the notes will not be reset. In this case, holders that still own notes after August 17, 2004 will have the right, upon at least three business days prior notice, to put their notes to Sprint Capital on September 30, 2004 at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any.

WHAT IS THE RESET RATE?

      In the case of a reset on or prior to the tenth business day before August 17, 2004, the reset agent will determine the reset rate as the rate the notes should bear in order for the notes included in corporate units to have an approximate aggregate market value on the reset date of 100.5% of the treasury portfolio purchase price. In the case of a reset on the third business day before August 17, 2004, the reset agent will determine the reset rate as the rate the notes should bear in order for each note to have an approximate market value of 100.5% of the principal amount of the note. The reset rate may not exceed the maximum rate, if any, permitted by applicable law.

WHEN MAY THE NOTES BE REDEEMED?

      Sprint Capital may redeem the notes, at its option, in whole but not in part, upon the occurrence and continuation of a tax event as described in this prospectus supplement, which we refer to as a "tax event redemption." Following any tax event redemption of the notes that occurs before August 17, 2004 or any earlier successful remarketing, investors that own corporate units will own the applicable ownership interest of the treasury portfolio as a component of their corporate units.

WHAT ARE THE PRINCIPAL FEDERAL INCOME TAX CONSEQUENCES RELATED TO THE OWNERSHIP OF NOTES AND PURCHASE CONTRACTS COMPRISING THE CORPORATE UNITS?

      We intend to treat the notes as contingent payment debt instruments for United States federal income tax purposes. Accordingly, a holder of corporate units or notes would be required to include in gross income original issue discount, which through May 17, 2004 will be in excess of the interest actually received on the notes, regardless of the holder's usual method of tax accounting, and generally would recognize ordinary income or loss, rather than capital gain or loss, on the sale, exchange or disposition of the notes or of the corporate units, to the extent such income is allocable to the notes. Contract adjustment payments and deferred contract adjustment payments may constitute taxable ordinary income when received or accrued, in accordance with the holder's usual method of tax accounting, although the federal income tax treatment of contract adjustment payments is unclear.

WHAT ARE THE RIGHTS AND PRIVILEGES OF THE PCS COMMON STOCK?

      Our PCS common stock and FON common stock are intended to reflect the performance of the PCS and FON groups. However, they are classes of common stock of our company, not of the group they are intended to track. Accordingly, holders of PCS and FON common stock are subject to all of the risks of an equity investment in us and all of our businesses, assets and liabilities. Shares of PCS or FON common stock do not represent a direct equity or legal interest in the assets and liabilities allocated to either group, but rather represent a direct equity interest in our assets and liabilities as a whole.

      Holders of PCS and FON common stock generally vote as a single class on all matters submitted to a vote of our stockholders, including the election of directors. The vote per share of PCS common stock is different than the vote per share of FON common stock. The FON common stock has one vote per share. The vote per share of the PCS common stock is based on the market price of a share of PCS common stock relative to the market price of a share of FON common stock for a period of time before the record date for a stockholder meeting.

      For more information regarding the rights and privileges of the PCS common stock, please see the discussion under the caption "Description of PCS Common Stock" in the accompanying prospectus.

WHAT ARE THE USES OF PROCEEDS FROM THE OFFERING?

      We expect to use the net proceeds from this offering of corporate units
(approximately $   billion, or approximately $     billion if the underwriters
exercise their overallotment option in full) for general corporate purposes, including repaying debt, making capital investments and funding working capital requirements.

WHAT IS THE OTHER OFFERING BEING CONDUCTED BY SPRINT?

      Concurrently with this offering we are offering 40,000,000 shares of the PCS common stock pursuant to a separate prospectus supplement. Neither offering is contingent upon the closing of the other offering.

                      THE OFFERING--EXPLANATORY DIAGRAMS

      The following diagrams demonstrate some of the key features of the purchase contracts, the notes, the corporate units and the treasury units, and the transformation of corporate units into treasury units and separate notes. THE PRICES AND PERCENTAGES BELOW ARE FOR ILLUSTRATION ONLY. ACTUAL PRICES AND PERCENTAGES MAY DIFFER FROM THOSE SHOWN BELOW. The following diagrams also assume that the initial remarketing of the notes is successful, the interest rate on the notes is reset on the third business day before May 17, 2004 and early settlement does not apply. For clarity, the following diagrams also use approximate maturity and other dates.

PURCHASE CONTRACT

      Corporate units and treasury units both include a purchase contract under which the holder agrees to purchase shares of the PCS common stock at the end of three years. In addition, under these purchase contracts we agree to make contract adjustment payments as shown in the diagrams on the following pages.



             [FLOW CHART OF Values of Shares Delivered at Maturity]

          [FLOW CHART OF Percentage of Shares Delivered at Maturity(1)]
--------
(1)For each of the percentage categories shown, the percentage of shares to be delivered upon settlement to an investor in corporate units or treasury units is determined by dividing:
   . the related number of shares to be delivered, as indicated in the footnote for each category, by
   . an amount equal to $25, the stated amount, divided by the reference price.
(2)If the applicable market value of the PCS common stock is less than or equal to $25, the reference price, the number of shares to be delivered will be calculated by dividing the stated amount by the reference price, or 1 share for purposes of this illustration.
(3)If the applicable market value of the PCS common stock is between $25 and $30, the number of shares to be delivered will be calculated by dividing the stated amount by the applicable market value.
(4)If the applicable market value of the PCS common stock is greater than or equal to $30, the number of shares to be delivered will be calculated by dividing the stated amount by the threshold appreciation price, or .8333 shares for purposes of this illustration.
(5)The reference price is $25 for purposes of this illustration, which is the last reported sales price of the PCS common stock on the NYSE on July 26, 2001.
(6)The threshold appreciation price is $30 for purposes of this illustration.

CORPORATE UNITS

      Each corporate unit consists of two components as described below:




[FLOW CHART OF Purchase Contract & Note]
--------
 .  The holder owns the note but will pledge it to us to secure its obligations under the purchase contract.
 . Following the remarketing of the notes, the applicable ownership interest in the treasury portfolio will replace the note as a component of the corporate units.

TREASURY UNITS

      Each treasury unit consists of two components as described below:




[FLOW CHART OF ]
--------
 . The holder owns the treasury security but will pledge it to us to secure its obligations under the purchase contract.

NOTES

      The notes have the terms described below:



[FLOW CHART OF Note
(Owed to Holder)
__% per year
paid quarterly
(reset at end of 2.75 years)
(Owed to Holder)
$25 at Maturity
(end of 5 years)]

TRANSFORMING CORPORATE UNITS INTO TREASURY UNITS AND NOTES

       . To create a treasury unit, the holder separates a corporate unit into its components--the purchase contract and the note--and then combines the purchase contract with an undivided 1/40, or 2.5%, interest in a zero coupon treasury security that matures concurrently with the maturity of the purchase contract.

       . The holder owns the treasury security but will pledge it to us to secure its obligations under the purchase contract.

       . The treasury security together with the purchase contract constitutes a treasury unit. The note, which is no longer a component of the corporate unit, is tradeable as a separate security.



[FLOW CHART OF THE PURCHASE CONTRACT AND THE NOTES]

       . Following the remarketing of the notes or a tax event redemption, upon the transformation of a corporate unit into a treasury unit, the applicable ownership interest in the treasury portfolio, rather than the note, will be released to the holder and will trade separately.

       . The holder can also transform treasury units and notes into corporate units. Following that transformation, the treasury security, which is no longer a component of the treasury units, is tradeable as a separate security.

       . The transformation of corporate units into treasury units and notes, and the transformation of treasury units and notes into corporate units, requires certain minimum amounts of securities, as more fully provided in this prospectus supplement.

                                 RISK FACTORS

      Prospective investors in the corporate units should carefully consider all of the information in this prospectus supplement and the accompanying prospectus and, in particular, should evaluate the specific factors under "Risk Factors Relating to Equity Units" beginning on page S-24 of this prospectus supplement and page 6 of the accompanying prospectus.

                 SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

      The following summary selected consolidated financial data for and as of the years ended December 31, 1996 through 2000 are derived from our consolidated financial statements for those years, which have been audited by Ernst & Young LLP whose audit was based in part on the reports of Deloitte & Touche LLP on the financial statements of Sprint Spectrum Holding Company, L.P., for the years ended December 31, 1996, 1997 and 1998. The summary selected consolidated financial data for the six months ended June 30, 2000 and 2001 have been derived from our unaudited financial statements and, in our opinion, reflect all adjustments (consisting of normal accruals) necessary to present fairly the data for those periods. Our results of operations for the six months ended June 30, 2001 may not be indicative of results that may be expected for the full year. You should read the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus. Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the results of operations as previously reported.

                                                                                                  SIX MONTHS
                                                             YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                                                    ------------------------------------------ -----------------
                                                    1996(1) 1997(1) 1998(1)    1999     2000     2000     2001
                                                    ------- ------- -------- -------- -------- -------- --------
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
   Net operating revenues.......................... $13,874 $14,947 $17,144  $20,265  $23,613  $11,350  $12,700
   Operating income (loss) (2).....................   2,267   2,451     190     (307)     505      278      681
    Income (loss) from continuing
    operations(2)(3)(5)(6).........................   1,253   1,094     585     (745)    (576)    (156)     (34)
   Net income (loss) (2)(3)(5)(6)(7)...............   1,184     952     414     (935)      93      514      (33)
   Earnings (loss) per common share from
    continuing operations--diluted (2)(3)(4)
      Sprint.......................................    2.93    2.51    2.19       --       --       --       --
      FON group (5)(6).............................      --      --    0.18     1.97     1.45     0.91     0.68
      PCS group (5)(6).............................      --      --   (0.63)   (2.71)   (1.95)   (1.02)   (0.66)
   Earnings (loss) per common share from
    continuing operations--basic (2)(3)(4)
      Sprint.......................................    2.97    2.54    2.23       --       --       --       --
      FON group (5)(6).............................      --      --    0.18     2.01     1.47     0.92     0.69
      PCS group (5)(6).............................      --      --   (0.63)   (2.71)   (1.95)   (1.02)   (0.66)
   Dividends per common share: (4)
      Sprint.......................................    1.00    1.00    0.75       --       --       --       --
      FON group....................................      --      --   0.125     0.50     0.50     0.25     0.25
BALANCE SHEET DATA:
   Total assets.................................... $16,915 $18,274 $33,257  $39,250  $42,601           $44,584
   Property, plant and equipment, net..............  10,464  11,494  18,983   21,969   25,316            27,584
   Total debt (including long-term borrowings and
    redeemable preferred stock)....................   3,086   3,891  12,445   17,028   18,975            19,794
   Stockholders' equity............................   8,520   9,025  12,202   13,313   13,716            13,562

--------
(1)In November 1998, we purchased the remaining ownership interests in Sprint Spectrum Holding Company, L.P. and PhillieCo, L.P. (together, Sprint PCS), other than a minority interest in Cox Communications PCS, L.P. Our 1998 results of operations include Sprint PCS's operating results on a consolidated basis for the entire year. The cable partners' share of losses through the PCS restructuring in November 1998, which is described in our Annual Report on Form 10-K/A for the year ended December 31, 2000 incorporated by reference in this prospectus supplement and the accompanying prospectus, was reflected as "Other partners' loss in Sprint PCS" in our consolidated statements of operations. The cable partners consist of Tele-Communications, Inc., Comcast Corporation and Cox Communications. Before 1998, our investment in

   Sprint PCS was accounted for using the equity method. Sprint PCS's financial position at year-end 1998 has also been reflected on a consolidated basis. As a result of the recapitalization, earnings per share for Sprint common stock reflects earnings through the recapitalization date, while earnings
   (loss) per share for FON common stock and PCS common stock reflects results from that date to year-end 1998.
(2)In 2000, the FON group recorded a nonrecurring charge principally related to a write-down of goodwill in the global markets division, which reduced operating income by $238 million and income from continuing operations by $152 million. Also in 2000, we recorded a nonrecurring charge associated with the proposed WorldCom merger, which was terminated. This charge reduced the FON group's operating income by $163 million and income from continuing operations by $105 million. This charge increased the PCS group's operating loss by $24 million and loss from continuing operations by $16 million. In 1998, the PCS group recorded a nonrecurring charge to write off $179 million of acquired in-process research and development costs related to the PCS restructuring. This charge reduced operating income and income from continuing operations by $179 million. The FON group recorded a nonrecurring charge of $20 million in 1997 and $60 million in 1996 related to litigation. These charges reduced income from continuing operations by $13 million in 1997 and $36 million in 1996.
(3)In 2000, the FON group recorded nonrecurring charges of $122 million related to write-downs of certain equity investments. These charges increased the loss from continuing operations by $109 million. Also in 2000, the FON group recorded nonrecurring gains of $71 million from the sale of an independent directory publishing operation and from investment activities. These gains included income from continuing operations of $44 million. In 2000, the PCS group recorded a net nonrecurring gain of $28 million from the sale of network infrastructure and the right to manage customers to a PCS affiliate, which reduced the PCS group's loss from continuing operations by $18 million. In 1999, the FON group recorded nonrecurring gains of $54 million related to investment activities, which increased the FON group's income from continuing operations by $35 million. In 1998, the FON group recorded net nonrecurring gains of $104 million mainly from the sale of local exchanges, which increased its income from continuing operations by $62 million. In 1997, the FON group recorded nonrecurring gains of $71 million mainly from sales of local exchanges and certain investments, which increased the FON group's income from continuing operations by $44 million.
(4)In the first quarter of 2000, we effected a two-for-one stock split of the PCS common stock. In the 1999 second quarter, we effected a two-for-one stock split of the FON common stock. As a result, diluted and basic earnings per common share and dividends for the FON common stock and diluted and basic loss per common share for the PCS common stock have been restated for periods before these stock splits.
(5)In the six months ended June 30, 2000, the FON group recorded a $163 million nonrecurring charge, and the PCS group recorded a nonrecurring charge of $24 million, for costs associated with the proposed WorldCom merger, which was terminated. These charges increased the loss from continuing operations by $121 million.
(6)In the six months ended June 30, 2001, the FON group recorded net nonrecurring gains from investment activities of $14 million, which reduced the loss from continuing operations by $9 million. In the six months ended June 30, 2000, the FON group recorded net nonrecurring gains from the sale of an independent directory publishing operation and investment activities of $71 million which reduced the loss from continuing operations by $44 million. In the six months ended June 30, 2000, the PCS group recorded a net nonrecurring gain of $28 million from the sale of network infrastructure and the right to manage customers to a PCS affiliate, which reduced the loss from continuing operations by $18 million.
(7)In the first quarter of 2000, we sold our interest in Global One to France Telecom and Deutsche Telekom. As a result of this sale, our gain on the sale of Global One has been reported as a discontinued operation. In 2000, we recorded an after-tax gain related to the sale of our interest in Global One of $675 million.

      The following table sets forth selected operating data for the PCS group. You should read the table below in conjunction with the information in our consolidated financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                                        SIX MONTHS
                                                           YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                                          -------------------------- ----------------
                                                            1998     1999     2000     2000    2001
                                                          -------- -------- -------- -------- -------
                                                                         (IN MILLIONS)
NET OPERATING REVENUES:.................................. $ 1,294  $ 3,373  $ 6,341  $ 2,696  $4,315
                                                          -------  -------  -------  -------  ------
OPERATING EXPENSES:
   Costs of services and products........................   1,758    3,150    3,942    1,831   2,295
   Selling, general and administrative...................   1,138    1,937    2,426    1,035   1,276
   Depreciation..........................................     670    1,060    1,339      611     839
   Amortization..........................................     119      463      538      266     244
   Merger related costs..................................      --       --       24       24      --
   Acquired in-process research and
     development costs...................................     179       --       --       --      --
                                                          -------  -------  -------  -------  ------
       Total operating expenses..........................   3,864    6,610    8,269    3,767   4,654
                                                          -------  -------  -------  -------  ------
OPERATING LOSS:..........................................  (2,570)  (3,237)  (1,928)  (1,071)   (339)
Interest expense.........................................    (491)    (698)    (933)    (444)   (585)
Other partners' loss in Sprint PCS.......................   1,251       --       --       --      --
Minority interest........................................     145       20       --       --      --
Other income (expense), net..............................      34       46      (11)      17     (35)
                                                          -------  -------  -------  -------  ------
Loss from continuing operations before income tax benefit  (1,631)  (3,869)  (2,872)  (1,498)   (959)
Income tax benefit.......................................     541    1,388    1,004      532     319
                                                          -------  -------  -------  -------  ------
LOSS FROM CONTINUING OPERATIONS..........................  (1,090)  (2,481)  (1,868)    (966)   (640)
Extraordinary items, net.................................     (31)     (21)      (3)      (3)     --
Cumulative effect of change in accounting principle, net.      --       --       --       --       2
                                                          -------  -------  -------  -------  ------
NET LOSS:................................................ $(1,121) $(2,502) $(1,871) $  (969) $ (638)
                                                          =======  =======  =======  =======  ======

      The following table sets forth selected consolidating financial data for our company. You should read the table below in conjunction with the information in our consolidated financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

                                                                               YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------------
                                                              1996(1)     1997(1)     1998(1)       1999        2000
                                                              --------    --------    --------    --------    --------
                                                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS:
Net operating revenues:
   Sprint FON group..........................................     $13,874     $14,947     $15,958     $17,160     $17,688
   Sprint PCS group..........................................      --          --       1,294       3,373       6,341
   Eliminations..............................................      --          --        (108)       (268)       (416)
                                                              -------     -------     -------     -------     -------
   Consolidated.............................................. $13,874     $14,947     $17,144     $20,265     $23,613
                                                              -------     -------     -------     -------     -------
Operating income (loss)(3)(7):
   Sprint FON group.......................................... $ 2,268     $ 2,470     $ 2,760     $ 2,930     $ 2,433
   Sprint PCS Group..........................................      (1)        (19)     (2,570)     (3,237)     (1,928)
                                                              -------     -------     -------     -------     -------
   Consolidated.............................................. $ 2,267     $ 2,451     $   190     $  (307)    $   505
                                                              -------     -------     -------     -------     -------
Income (loss) from continuing operations(3)(4)(7)(8):
   Sprint FON group.......................................... $ 1,373     $ 1,513     $ 1,675     $ 1,736     $ 1,292
   Sprint PCS group..........................................    (120)       (419)     (1,090)     (2,481)     (1,868)
                                                              -------     -------     -------     -------     -------
   Consolidated.............................................. $ 1,253     $ 1,094     $   585     $  (745)    $  (576)
                                                              -------     -------     -------     -------     -------
EARNINGS PER SHARE AND DIVIDENDS:
Earnings per Sprint common share from continuing
 operations(2)(3)(4)(7)(8):
   Diluted................................................... $  2.93     $  2.51     $  2.19     $    --     $    --
   Basic.....................................................    2.97        2.54        2.23          --          --
Dividends per Sprint common share............................    1.00        1.00        0.75          --          --
EARNINGS (LOSS) PER SHARE AND DIVIDENDS:
Earnings (loss) per common share from continuing
 operations(2)(3)(4)(5):
   Sprint FON group (diluted)................................      --          --     $  0.18     $  1.97     $  1.45
   Sprint FON group (basic)..................................      --          --        0.18        2.01        1.47
   Sprint PCS group (diluted and basic)......................      --          --       (0.63)      (2.71)      (1.95)
Dividends per FON common share...............................      --          --       0.125        0.50        0.50
FINANCIAL POSITION:
Total Assets:
   Sprint FON group.......................................... $15,655     $16,581     $19,001     $21,803     $23,649
   Sprint PCS group..........................................   1,260       1,703      15,165      17,924      19,763
   Eliminations..............................................      --         (10)       (909)       (477)       (811)

                                                              -------     -------     -------     -------     -------
   Consolidated.............................................. $16,915     $18,274     $33,257     $39,250     $42,601

                                                              -------     -------     -------     -------     -------
Property, plant and equipment, net:
   Sprint FON group.......................................... $10,464     $11,307     $12,464     $14,002     $15,833
   Sprint PCS group..........................................      --         187       6,535       7,996       9,522
   Eliminations..............................................      --          --         (16)        (29)        (39)

                                                              -------     -------     -------     -------     -------
   Consolidated.............................................. $10,464     $11,494     $18,983     $21,969     $25,316

                                                              -------     -------     -------     -------     -------
Total debt (including long-term borrowings and redeemable
 preferred stock):
   Sprint FON group.......................................... $ 3,086     $ 3,891     $ 4,452     $ 5,443     $ 4,518
   Sprint PCS group..........................................      --          --       8,721      12,015      14,906
   Eliminations..............................................      --          --        (728)       (430)       (449)

                                                              -------     -------     -------     -------     -------
   Consolidated.............................................. $ 3,086     $ 3,891     $12,445     $17,028     $18,975

                                                              -------     -------     -------     -------     -------
Stockholders' equity:
   Sprint FON group.......................................... $ 7,332     $ 7,639     $ 9,024     $10,514     $12,343
   Sprint PCS group..........................................   1,188       1,386       3,229       2,794       1,366
   Eliminations..............................................      --          --         (51)          5           7

                                                              -------     -------     -------     -------     -------
   Consolidated.............................................. $ 8,520     $ 9,025     $12,202     $13,313     $13,716

                                                              -------     -------     -------     -------     -------
CASH FLOW DATA:
Net cash from operating activities--continuing operations(6):
   Sprint FON group.......................................... $ 2,267     $ 2,899     $ 3,915     $ 3,713     $ 4,323
   Sprint PCS group..........................................      (1)         38        (159)     (1,692)         (8)
   Eliminations..............................................     138         435         443         (69)         --
                                                              -------     -------     -------     -------     -------
   Consolidated.............................................. $ 2,404     $ 3,372     $ 4,199     $ 1,952     $ 4,315
                                                              -------     -------     -------     -------     -------
Capital expenditures:
   Sprint FON group.......................................... $ 2,434     $ 2,709     $ 3,159     $ 3,534     $ 4,105
   Sprint PCS group..........................................      --         154       1,072       2,580       3,047
                                                              -------     -------     -------     -------     -------
   Consolidated.............................................. $ 2,434     $ 2,863     $ 4,231     $ 6,114     $ 7,152
                                                              =======     =======     =======     =======     =======

                                                                    SIX MONTHS
                                                                  ENDED JUNE 30,
                                                              -----------------------
                                                                2000        2001
                                                              --------    --------

RESULTS OF OPERATIONS:
Net operating revenues:
   Sprint FON group..........................................     $ 8,850     $ 8,668
   Sprint PCS group..........................................   2,696       4,315
   Eliminations..............................................    (196)       (283)
                                                              -------     -------
   Consolidated.............................................. $11,350     $12,700
                                                              -------     -------
Operating income (loss)(3)(7):
   Sprint FON group.......................................... $ 1,349     $ 1,020
   Sprint PCS Group..........................................  (1,071)       (339)
                                                              -------     -------
   Consolidated.............................................. $   278     $   681
                                                              -------     -------
Income (loss) from continuing operations(3)(4)(7)(8):
   Sprint FON group.......................................... $   810     $   606
   Sprint PCS group..........................................    (966)       (640)
                                                              -------     -------
   Consolidated.............................................. $  (156)    $   (34)
                                                              -------     -------
EARNINGS PER SHARE AND DIVIDENDS:
Earnings per Sprint common share from continuing
 operations(2)(3)(4)(7)(8):
   Diluted................................................... $    --     $    --
   Basic.....................................................      --          --
Dividends per Sprint common share............................      --          --
EARNINGS (LOSS) PER SHARE AND DIVIDENDS:
Earnings (loss) per common share from continuing
 operations(2)(3)(4)(5):
   Sprint FON group (diluted)................................ $  0.91     $  0.68
   Sprint FON group (basic)..................................    0.92        0.69
   Sprint PCS group (diluted and basic)......................   (1.02)      (0.66)
Dividends per FON common share...............................    0.25        0.25
FINANCIAL POSITION:
Total Assets:
   Sprint FON group..........................................             $24,599
   Sprint PCS group..........................................              20,585
   Eliminations..............................................                (600)

                                                                          -------
   Consolidated..............................................             $44,584

                                                                          -------
Property, plant and equipment, net:
   Sprint FON group..........................................             $17,241
   Sprint PCS group..........................................              10,388
   Eliminations..............................................                 (45)

                                                                          -------
   Consolidated..............................................             $27,584

                                                                          -------
Total debt (including long-term borrowings and redeemable
 preferred stock):
   Sprint FON group..........................................             $ 5,161
   Sprint PCS group..........................................              15,093
   Eliminations..............................................                (460)

                                                                          -------
   Consolidated..............................................             $19,794

                                                                          -------
Stockholders' equity:
   Sprint FON group..........................................             $12,631
   Sprint PCS group..........................................                 940
   Eliminations..............................................                  (9)

                                                                          -------
   Consolidated..............................................             $13,562

                                                                          -------
CASH FLOW DATA:
Net cash from operating activities--continuing operations(6):
   Sprint FON group.......................................... $ 1,615     $ 1,776
   Sprint PCS group..........................................     294        (154)
   Eliminations..............................................      --          --
                                                              -------     -------
   Consolidated.............................................. $ 1,909     $ 1,622
                                                              -------     -------
Capital expenditures:
   Sprint FON group.......................................... $ 1,751     $ 2,602
   Sprint PCS group..........................................   1,435       1,712
                                                              -------     -------
   Consolidated.............................................. $ 3,186     $ 4,314
                                                              =======     =======

--------
(1)Our 1998 results of operations include Sprint PCS' operating results on a consolidated basis for the entire year. The cable partners' share of losses through the PCS restructuring date has been reflected as "Other partners' loss in Sprint PCS" in our consolidated statements of operations. Before 1998, our investment in Sprint PCS was accounted for using the equity method. Sprint PCS' financial position at year-end 1998 has also been reflected on a consolidated basis. Cash flow data reflects Sprint PCS' cash flows only after the PCS restructuring date.
(2)As a result of the recapitalization in 1998, earnings per share for Sprint common stock reflects earnings through the recapitalization date, while earnings (loss) per share for FON common stock and PCS common stock reflects results from that date to year-end 1998.
(3)In 2000, the FON group recorded a nonrecurring charge of $238 million, which principally represented a write-down of goodwill, and a $163 million nonrecurring charge for costs associated with the proposed WorldCom merger, which was terminated. The PCS group recorded costs associated with the terminated WorldCom merger of $24 million. These charges reduced operating income by $425 million and increased the loss from continuing operations by $273 million. In 1998, the PCS group recorded a nonrecurring charge to write off $179 million of acquired in-process research and development costs related to the PCS restructuring, which reduced operating income and income from continuing operations by $179 million. The FON group recorded nonrecurring charges of $20 million on 1997 and $60 million in 1996 related to litigation within the global markets division, which reduced income from continuing operations by $13 million in 1997 and $36 million in 1996.
(4)In 2000, the FON group recorded nonrecurring charges of $122 million related to write-downs of certain equity investments, which increased the loss from continuing operations by $109 million. Also in 2000, the FON group recorded net nonrecurring gains of $71 million from the sale of an independent directory publishing operation and from investment activities, which reduced the loss from continuing operations by $44 million. In 2000, the PCS group recorded a net nonrecurring gain of $28 million from the sale of network infrastructure and the right to manage customers to a PCS affiliate, which reduced the loss from continuing operations by $18 million. In 1999, the FON group recorded net nonrecurring gains of $54 million from investment activities, which reduced the loss from continuing operations by $35 million. In 1998, the FON group recorded net nonrecurring gains of $104 million mainly from the sale of local exchanges, which increased income from continuing operations by $62 million. In 1997, the FON group recorded nonrecurring gains of $71 million mainly from sales of local exchanges and certain investments, which increased income from continuing operations by $44 million.
(5)In the 2000 first quarter, we effected a two-for-one stock split of the PCS common stock. In the 1999 second quarter, we effected a two-for-one stock split of the FON common stock. As a result, diluted and basic earnings per common share and dividends for the FON common stock and diluted and basic loss per common share for the PCS common stock have been restated for periods before these stock splits.
(6)The 1996 amount was reduced by $600 million for cash required to terminate an accounts receivable sales agreement.
(7)In the six month ended June 30, 2000, the FON group recorded a $163 million nonrecurring charge, and the PCS group recorded a nonrecurring charge of $24 million, for costs associated with the proposed WorldCom merger, which was terminated. These charges increased the loss from continuing operations by $121 million.
(8)In the six months ended June 30, 2001, the FON group recorded net nonrecurring gains from investment activities of $14 million, which reduced the loss from continuing operations by $9 million. In the six months ended June 30, 2000, the FON group recorded net nonrecurring gains from the sale of an independent directory publishing operation and investment activities of $71 million which reduced the loss from continuing operations by $44 million. In the six months ended June 30, 2000, the PCS group recorded a net nonrecurring gain of $28 million from the sale of network infrastructure and the right to manage customers to a PCS affiliate, which reduced the loss from continuing operations by $18 million.

                   RISK FACTORS RELATING TO THE EQUITY UNITS

      BEFORE PURCHASING THE EQUITY UNITS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AS WELL AS THE RISK FACTORS RELATING TO OUR BUSINESS AND TRACKING STOCKS DISCUSSED UNDER THE CAPTION "RISK FACTORS" IN THE ACCOMPANYING PROSPECTUS, TOGETHER WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

YOU ASSUME THE RISK THAT THE MARKET VALUE OF THE PCS COMMON STOCK MAY DECLINE.

      Although as a holder of equity units you will own the related notes, treasury securities or treasury portfolio, as the case may be, you do have an obligation pursuant to the purchase contract to buy shares of PCS common stock. Before August 17, 2004, unless you pay cash to settle the purchase contracts early or the purchase contracts terminate due to our bankruptcy, insolvency or reorganization, at the maturity of the purchase contracts, the collateral pledged to secure your obligations under the purchase contracts will automatically be used to purchase shares of PCS common stock on your behalf. The market value of the PCS common stock that you receive on August 17, 2004 upon settlement of your purchase contracts may be less than the effective price
per share of $    paid by you for the PCS common stock when you purchased your equity units. Accordingly, you assume the full risk that the market value of the PCS common stock may decline before the purchase contract settlement date and that the decline could be substantial.

THE OPPORTUNITY FOR EQUITY APPRECIATION PROVIDED BY AN INVESTMENT IN THE EQUITY UNITS IS LESS THAN THAT PROVIDED BY A DIRECT INVESTMENT IN PCS COMMON STOCK.

      Your opportunity for equity appreciation afforded by investing in the equity units is less than your opportunity for equity appreciation if you invested directly in PCS common stock. This is because the market value of the PCS common stock to be received by you pursuant to the purchase contract on August 17, 2004 (assuming that the market value is the same as the applicable market value of the PCS common stock) will only exceed the effective price per
share of $    paid by you for PCS common stock when you purchased your equity units if the applicable market value of the PCS common stock exceeds the threshold appreciation price (which represents an appreciation of approximately
 % over $   ). This situation occurs because in this event, you would receive
on August 17, 2004 only approximately  % (the percentage equal to $   divided
by the threshold appreciation price) of the shares of PCS common stock that you would have received if you had made a direct investment in the PCS common stock on the date of this prospectus supplement.

A NUMBER OF FACTORS WILL AFFECT THE TRADING PRICES OF THE CORPORATE UNITS AND TREASURY UNITS, SOME OF WHICH ARE BEYOND OUR CONTROL.

      The trading prices of corporate units and treasury units in the secondary market will be directly affected by the trading prices of the PCS common stock, the general level of interest rates and our credit quality. We cannot predict whether the price of the PCS common stock or interest rates will rise or fall. Trading prices of the PCS common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of PCS common stock by us or our stockholders in the market after this offering, or the perception that such sales could occur, could affect the trading price of the PCS common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the PCS common stock underlying the purchase contracts and of the other components of the equity units. Any arbitrage could, in turn, affect the trading prices of the equity units, treasury units, the notes and PCS common stock.

IF YOU HOLD EQUITY UNITS, YOU WILL NOT BE ENTITLED TO ANY RIGHTS AS A STOCKHOLDER WITH RESPECT TO THE PCS COMMON STOCK, BUT YOU WILL BE SUBJECT TO ALL CHANGES MADE WITH RESPECT TO THE PCS COMMON STOCK.

      If you hold equity units, you will not be entitled to any rights as a stockholder with respect to the PCS common stock, including, without limitation, voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the PCS common stock. However, you will be subject to all changes affecting the PCS common stock. You will only be entitled to rights as a stockholder if and when we deliver shares of PCS common stock to you upon settlement of equity units, and the applicable record date, if any, for the exercise of rights or the receipt of dividends or other distributions occurs after that date. For example, in the event that we or our stockholders propose to amend our articles of incorporation or by-laws in connection with a recapitalization and the record date for determining stockholders of record entitled to vote on the amendment occurs before delivery of the PCS common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of the PCS common stock.

WE MAY ISSUE ADDITIONAL SHARES OF PCS COMMON STOCK AND THEREBY MATERIALLY AND ADVERSELY AFFECT THE TRADING PRICE OF THE PCS COMMON STOCK.

      We will adjust the number of shares of PCS common stock that you may receive upon settlement of your purchase contracts for certain events affecting our capital structure, such as stock splits and combinations, stock dividends and recapitalizations. We will not adjust the number of shares of PCS common stock that you may receive upon settlement of your purchase contracts for other events, including the issuance of employee stock options, the issuance of PCS common stock for cash or in connection with acquisitions or other transactions. We are not restricted from issuing additional PCS common stock during the term of the purchase contracts and have no obligation to consider your interests for any reason. If we issue additional shares of PCS common stock, it may materially and adversely affect the trading price of the PCS common stock and, because of the relationship of the number of shares to be received on August 17, 2004 to the price of the PCS common stock, these other events may adversely affect the trading price of the equity units.

THE SECONDARY MARKET FOR THE CORPORATE UNITS AND THE TREASURY UNITS MAY BE ILLIQUID.

      We cannot predict how the corporate units, treasury units or notes will trade in the secondary market or whether the market will be liquid or illiquid. There is currently no secondary market for the corporate units, treasury units or notes. The corporate units have been approved for listing on the NYSE. If the treasury units or the notes trade separately to a sufficient extent that applicable exchange listing requirements are met, we may endeavor to list the treasury units or notes on the exchange on which the corporate units are then listed. However, we do not presently plan to list the treasury units or the notes on any securities exchange and have no obligation to do so in the future. Any market that develops for the corporate units, treasury units or the notes may not be liquid and a trading market, if it develops, may not continue. As a result, you may have difficulty selling these securities. In addition, in the event you substitute treasury securities for notes or notes for treasury securities, thereby converting your corporate units to treasury units or your treasury units to corporate units, as the case may be, the liquidity of corporate units or treasury units could be adversely affected. The corporate units may be delisted from the NYSE or the trading in the corporate units may be suspended as a result of your election to create treasury units by substituting collateral, which could cause the number of corporate units to fall below the requirement for listing securities on the NYSE that at least 1,000,000 corporate units be outstanding at any time. The underwriters have advised us that they presently intend to make a market for the corporate units. However, they are not obligated to do so and they may discontinue any market making at any time.

YOUR RIGHTS TO THE PLEDGED SECURITIES WILL BE SUBJECT TO OUR SECURITY INTEREST.

      Although you will beneficially own the related notes, treasury securities or treasury portfolio, as applicable, those securities will be pledged to the collateral agent to secure your obligations under the related purchase contracts. Thus, your rights to the pledged securities will be subject to our security interest. Additionally, notwithstanding the automatic termination of the purchase contracts in the event that we become the subject of a case under the U.S. Bankruptcy Code, the delivery of the pledged securities to you may be delayed by the imposition of the automatic stay of Section 362 of the Bankruptcy Code.

WE MAY REDEEM THE NOTES UPON THE OCCURRENCE OF A TAX EVENT.

      Sprint Capital has the option to redeem the notes, in whole but not in part, at any time before August 17, 2006 if a tax event occurs and continues under the circumstances described in this prospectus supplement. If Sprint Capital exercises this option, Sprint Capital will redeem all of the notes at the redemption price plus accrued and unpaid interest, if any. If Sprint Capital redeems the notes, Sprint Capital will pay the redemption price in cash to the holders of the notes. If the tax event redemption occurs before August 17, 2004 or an earlier successful remarketing, the redemption price payable to you as a holder of the corporate equity units will be distributed to the collateral agent, who in turn will apply an amount equal to the redemption price to purchase the treasury portfolio on your behalf and will remit the remainder of the redemption price to you. The treasury portfolio will be substituted for the notes as collateral to secure your obligations under the purchase contracts underlying the corporate units. If your notes do not underlie corporate units, you will receive redemption payments directly. The substitution of the treasury portfolio as collateral in place of any notes redeemed may adversely affect the trading price of the corporate units. A tax event redemption will be a taxable event to the holders of the notes. See ''Description of the Notes--Tax Event Redemption.''

WE WILL ISSUE THE PURCHASE CONTRACTS PURSUANT TO THE PURCHASE CONTRACT AGREEMENT, WHICH WILL NOT BE QUALIFIED UNDER THE TRUST INDENTURE ACT OF 1939, AND THE OBLIGATIONS OF THE PURCHASE CONTRACT AGENT ARE LIMITED.

      The purchase contract agreement between the purchase contract agent and us will not be qualified as an indenture under the Trust Indenture Act, and the purchase contract agent will not be required to qualify as a trustee under the Trust Indenture Act. Thus, you will not have the benefit of the protection of the Trust Indenture Act with respect to the purchase contract agreement or the purchase contract agent. Sprint Capital will issue the notes constituting a part of the corporate units pursuant to an indenture, which has been qualified under the Trust Indenture Act. Accordingly, if you hold equity units, you will not have the benefit of the protections of the Trust Indenture Act other than to the extent applicable to a note included in a corporate unit. The protections generally afforded the holder of a security issued under an indenture that has been qualified under the Trust Indenture Act include:

       . disqualification of the indenture trustee for "conflicting interests," as defined under the Trust Indenture Act;

       . provisions preventing an indenture trustee that is also a creditor of the issuer from improving its own credit position at the expense of the security holders immediately before or after a default under such indenture; and

       . the requirement that the indenture trustee deliver reports at least annually with respect to certain matters concerning the indenture trustee and the securities.

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE EQUITY UNITS ARE UNCLEAR.

      No statutory, judicial or administrative authority directly addresses the treatment of the equity units or instruments similar to the equity units for United States federal income tax purposes. As a result, the United States federal income tax consequences of the purchase, ownership and disposition of equity units are not entirely clear. In addition, any gain on the disposition of a note before the purchase contract settlement date generally will be treated as ordinary interest income; thus, the ability to offset this interest income with a loss, if any, on a purchase contract may be limited. For additional tax-related risks, see "Certain Federal Income Tax Consequences" in this prospectus supplement.

YOU WILL BE REQUIRED TO ACCRUE ORIGINAL ISSUE DISCOUNT ON THE NOTES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES.

      Because of the manner in which the interest rate on the notes is reset, the notes should be classified as contingent payment debt instruments subject to the "noncontingent bond method" for accruing original issue discount for federal income tax purposes. Accordingly, you will be required to accrue original issue discount on the notes in your gross income on a constant yield-to-maturity basis, regardless of your usual method of tax accounting. For all accrual periods through May 17, 2004, the original issue discount that accrues on the notes will exceed the stated interest payments on the notes. For additional tax-related risks relating to the notes, see "Certain Federal Income Tax Consequences--Notes" in this prospectus supplement.

THE TRADING PRICE OF THE NOTES MAY NOT FULLY REFLECT THE VALUE OF THEIR ACCRUED BUT UNPAID INTEREST.

      The notes may trade at a price that does not fully reflect the value of their accrued but unpaid interest. If you dispose of your notes between record dates for interest payments, you will be required to include in gross income the daily portions of original issue discount through the date of disposition as ordinary income, and to add this amount to your adjusted tax basis in the notes disposed of. To the extent the selling price is less than your adjusted tax basis, you will recognize a loss.

THE DELIVERY OF NOTES UPON TERMINATION OF THE PURCHASE CONTRACTS IS SUBJECT TO CERTAIN RISKS IN THE EVENT OF OUR BANKRUPTCY.

      The purchase contracts will terminate automatically if certain bankruptcy, insolvency or reorganization events occur with respect to us. If the purchase contracts terminate upon one of these events, your rights and obligations under your purchase contract also will terminate, including your obligation to pay for, and your right to receive, shares of the PCS common stock. Upon termination, you will receive your note, your applicable ownership interest of the treasury portfolio or your treasury security, as the case may be.

SOME SPIN-OFF TRANSACTIONS COULD BE TAXABLE TO HOLDERS OF NOTES AND PURCHASE CONTRACTS.

      An assumption of the notes or the purchase contracts by another entity in connection with a spin-off, split-off, split-up or other transaction involving the distribution or transfer of a significant portion of our assets and liabilities to holders of any class of our common stock, or any related change in the guarantee arrangements, as applicable, could, unless certain requirements are satisfied, cause a holder to be deemed for U.S. federal income tax purposes to have exchanged these securities for new securities in a taxable transaction as to which gain or loss is recognized. See "Certain Federal Income Tax Consequences" in this prospectus supplement.

                                USE OF PROCEEDS

      We estimate that we will receive net proceeds from the sale of the equity
units in this offering of approximately $    billion (approximately $
billion if the underwriters exercise their overallotment option in full), after deducting the underwriting discount and estimated offering expenses payable by us. We expect to use the net proceeds from this offering for general corporate purposes, including repaying debt, making capital investments and funding working capital requirements.

                 PRICE RANGE OF PCS COMMON STOCK AND DIVIDENDS

      The following table sets forth for the periods indicated the intra-day high and low sales prices per share of the PCS common stock as reported on the NYSE composite transactions reporting system during the periods indicated, in each case as adjusted for a two-for-one stock split in the first quarter of 2000.

                                           HIGH   LOW
                                          ------ ------
YEAR ENDED DECEMBER 31, 1999:
   First Quarter......................... $24.16 $10.44
   Second Quarter........................  30.38  20.75
   Third Quarter.........................  39.13  26.47
   Fourth Quarter........................  56.81  33.41
YEAR ENDED DECEMBER 31, 2000:
   First Quarter.........................  66.94  42.56
   Second Quarter........................  66.00  44.06
   Third Quarter.........................  65.88  27.81
   Fourth Quarter........................  39.19  19.38
YEAR ENDED DECEMBER 31, 2001:
   First Quarter.........................  33.25  15.72
   Second Quarter........................  27.50  16.43
   Third Quarter (through July 26, 2001).  26.58  22.70

      On July 26, 2001, the last reported sale price of the PCS common stock on the NYSE was $25.00 per share. As of July 26, 2001, there were approximately 62,000 holders of record of the PCS common stock.

      We have not declared any dividends on the PCS common stock and do not intend to declare dividends on the PCS common stock in the foreseeable future. Our board of directors periodically considers appropriate dividend policies and practices relating to future dividends on the PCS common stock. Pursuant to the board's existing tracking stock policies, dividends on the PCS common stock may be declared and paid only out of the lesser of:

       .  the funds legally available therefor and

       .  the PCS group available dividend amount.

      The PCS group available dividend amount is similar to the amount of assets that would be available for payment of dividends on the PCS common stock under the Kansas General Corporation Code if the PCS group were a separate company. The board's tracking stock policies generally may be modified, suspended, or rescinded and additions adopted or exceptions made at any time, although the board has no present intention to do so. In the absence of this dividend policy, our board could declare dividends on the PCS common stock or on the FON common stock in excess of the respective available dividend amount for each class, although the board could not in any case declare dividends in excess of our funds legally available for the payment of dividends. See "Risk Factors--Risk Factors Relating to Tracking Stocks" in the accompanying prospectus.

                                CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2001 (1) on an actual basis and (2) as adjusted to give effect to this offering and the application of the net proceeds as described under "Use of Proceeds" in this prospectus supplement and the sale of the 40,000,000 shares of PCS common stock we are offering pursuant to a separate prospectus supplement concurrently with this offering and the application of the net proceeds from that offering.

                                                                   AS OF JUNE 30, 2001
                                                ----------------------------------------------------------
                                                  PCS     FON     ELIMINATIONS/
                                                 GROUP   GROUP  RECLASSIFICATIONS CONSOLIDATED AS ADJUSTED
                                                ------- ------- ----------------- ------------ -----------
                                                           (IN MILLIONS, EXCEPT PER SHARE DATA)
Cash and equivalents........................... $   136 $    40     $     --        $   176        $
                                                ======= =======     ========        =======        ==
Short-term debt (includes current maturities of
  long-term debt)(1)(2)........................ $ 1,746 $ 2,351     $    (69)       $ 4,028        $
Long-term debt(1)(2)...........................  14,313   3,262         (111)        17,464
Redeemable preferred stock(2)..................     526      10         (280)           256
Class A common stock:
   $.50 par value; 200 million shares
     authorized; 86.2 million shares issued
     and outstanding (each share represents
     the right to 1/2 PCS share)...............      --      --           43             43
FON common stock:
   $2.00 par value; 4.2 billion shares
     authorized; 886.6 million shares issued
     and outstanding...........................      --      --        1,773          1,773
PCS common stock:
   $1.00 par value; 4.6 billion shares
     authorized; 937.4 million shares issued
     and outstanding...........................      --      --          937            937
Other stockholders' equity.....................      --      --       10,809         10,809
Combined attributed net assets.................     940  12,631      (13,571)            --
                                                ------- -------     --------        -------        --
   Total stockholders' equity(2)...............      --      --           (9)        13,562
       Total capitalization(2)................. $17,525 $18,254     $   (469)       $35,310        $
                                                ======= =======     ========        =======        ==

--------
(1)We manage financing activities for the FON group and the PCS group on a centralized basis. Debt incurred by us on behalf of the FON group and the PCS group is specifically allocated to and reflected in the financial statements of the applicable group.
(2)The FON group holds certain interests in the PCS group in the form of redeemable preferred interest and high yield debt securities. These interests are eliminated in consolidation.

                             ACCOUNTING TREATMENT

      We will allocate the net proceeds from the sale of the equity units between the purchase contract and the notes on our consolidated financial statements. Initially, we will charge the present value of the purchase contract adjustment payments to equity, with an offsetting credit to liabilities. We will allocate subsequent purchase contract adjustment payments between this liability account and interest expense based on a constant rate calculation over the life of the transaction.

      The purchase contracts constitute forward transactions in the PCS common stock. Upon settlement of a purchase contract, we will receive $25 on that purchase contract and will issue the requisite number of shares of PCS common stock. We will credit the $25 to stockholders' equity allocated between the PCS common stock and paid-in-capital accounts.

      Before the issuance of PCS common stock upon settlement of the purchase contracts, we will reflect the purchase contracts in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of PCS common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon settlement of the purchase contracts less the number of shares that could be purchased by us in the market, at the average market price during the period, using the proceeds receivable upon settlement. Consequently, we anticipate that there will be no dilutive effect on our earnings per share except during periods when the average market price of our
common stock is above $   .

                        DESCRIPTION OF THE EQUITY UNITS

      We will issue the equity units under the purchase contract agreement between the purchase contract agent and us. The equity units initially will consist of 40,000,000 corporate units (46,000,000 corporate units if the underwriters exercise their overallotment option in full), each with a stated amount of $25. We have summarized the material terms of the equity units below. The form of the equity unit and the purchase contract agreement have been filed as exhibits to the registration statement and you should read the form of equity unit and purchase contract agreement for provisions that may be important to you. You can obtain copies of the form of equity unit and purchase contract agreement by following the directions described under the caption "Where You Can Find More Information" in the accompanying prospectus.

GENERAL

      Each of the corporate units will consist of a unit consisting of:

      (1) a purchase contract pursuant to which:

       . the holder will purchase from us no later than August 17, 2004, for the stated amount, a number of shares of the PCS common stock equal to the settlement rate described below under "Description of the Purchase Contracts--Purchase of PCS Common Stock," and

       . we will make unsecured contract adjustment payments to the holder at the rate of % of the stated amount per year, paid quarterly, subject to our right to defer these payments; and

      (2) either:

       .  a note having a principal amount equal to the stated amount, or

       . following a successful remarketing of the notes or the occurrence of a tax event redemption before August 17, 2004, the treasury portfolio consisting of the appropriate applicable ownership interest in a portfolio of zero-coupon U.S. treasury securities.

      "Applicable ownership interest" means, with respect to corporate units and the U.S. treasury securities in the treasury portfolio:

            (1) a 1/40, or 2.5%, undivided beneficial ownership interest in a $1,000 principal or interest amount of a principal or interest strip in a U.S. treasury security included in the treasury portfolio that matures on or before August 15, 2004; and

            (2) for the scheduled interest payment date on the notes that occurs on August 17, 2004, in the case of a successful remarketing of the notes, or for each scheduled interest payment date on the notes that occurs after the tax event redemption date and on or before August 17, 2004, in the case of a tax event redemption, a % undivided beneficial ownership interest in a $1,000 principal or interest amount of a principal or interest strip in a U.S. treasury security included in the treasury portfolio that matures on or before that interest payment date.

      In the event of a remarketing or tax event redemption at our sole discretion, we may substitute any of the following types of securities in an equivalent amount: (1) obligations fully guaranteed by the United States of America; (2) demand deposits, time deposits or certificates of deposit of depository institutions or trust companies, the commercial paper, if any, of which has the highest rating from the rating agencies; (3) commercial paper or other short-term obligations having, at the time of the investment therein, a rating in the highest rating category from the rating agencies; or (4) notes or bankers' acceptances issued by any depository institutions or trust companies, the commercial paper, if any, of which has the highest rating from the rating agencies. References in this prospectus supplement to the treasury portfolio will refer to these substituted securities, if applicable.

      For United States federal income tax purposes, we will allocate the issue price of each of the corporate units between the related purchase contract and the note in proportion to their relative fair market values at the time of issuance. We expect that, at the time of issuance, the fair market value of each note will be $25 and the fair market value of each purchase contract will be $0. This allocation generally will be binding on each beneficial owner of each of the corporate units, but not on the IRS.

      As long as an equity unit is in the form of a corporate unit, the note or the appropriate applicable ownership interest in the treasury portfolio, as applicable, forming a part of the corporate unit will be pledged to the collateral agent to secure the holder's obligation to purchase PCS common stock under the related purchase contract.

CREATING TREASURY UNITS

      Unless the treasury portfolio has replaced the notes as a component of the corporate units as the result of a successful remarketing of the notes or a tax event redemption, each holder of corporate units will have the right, at any time on or prior to the fifth business day before August 17, 2004, to substitute for the related notes held by the collateral agent zero-coupon U.S. treasury securities (CUSIP No. 912820BK2) maturing on August 15, 2004, which we refer to as "treasury securities", in a total principal amount at maturity equal to the aggregate principal amount of the notes for which substitution is being made. This substitution will create treasury units, and the applicable notes will be released to the holder.

      Because treasury securities are issued in multiples of $1,000, holders of corporate units may make this substitution only in integral multiples of 40 corporate units. If the treasury portfolio has replaced the notes as a component of the corporate units as the result of a successful remarketing of the notes or a tax event redemption, holders of corporate units may make
substitutions only in multiples of    corporate units, at any time on or prior
to the second business day before August 17, 2004. In such a case, holders would also obtain the release of the appropriate applicable ownership interest in the treasury portfolio rather than a release of the applicable notes.

      Each of the treasury units will consist of a unit with a stated amount of $25 and will contain two components:

      (1) a purchase contract pursuant to which:

       . the holder will purchase from us no later than August 17, 2004, for the stated amount, a number of shares of the PCS common stock equal to the settlement rate described below under "Description of the Purchase Contracts--Purchase of PCS Common Stock" and

       . we will make unsecured contract adjustment payments to the holder at the rate of % of the stated amount per year, paid quarterly, subject to our right to defer these payments; and

      (2) a 1/40, or 2.5%, undivided beneficial ownership interest in a treasury security that matures on August 15, 2004 and has a principal amount at maturity of $1,000.

      For example, to create 40 treasury units, the corporate unit holder will:

       . deposit with the collateral agent a treasury security that matures on August 15, 2004 and has a principal amount at maturity of $1,000 and which must have been acquired at the holder's expense, and

       . transfer 40 corporate units to the purchase contract agent accompanied by a notice stating that the holder has deposited a treasury security with the collateral agent and requesting the release to the holder of the 40 notes relating to the 40 corporate units.

      Upon that deposit and the receipt of an instruction from the purchase contract agent, the collateral agent will release the related 40 notes from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent will then:

       .  cancel the 40 corporate units,

       .  transfer the 40 related notes to the holder, and

       .  deliver 40 treasury units to the holder.

      The treasury security will be substituted for the notes and will be pledged to the collateral agent to secure the holder's obligation to purchase the PCS common stock under the related purchase contracts. The related notes released to the holder thereafter will trade separately from the resulting treasury unit. We will make contract adjustment payments on these treasury units on each payment date from the later of November 17, 2001 and the last payment date on which contract adjustment payments were made.

RECREATING CORPORATE UNITS

      Unless the treasury portfolio has replaced the notes as a component of the corporate units as a result of a successful remarketing of the notes or a tax event redemption, each holder of treasury units will have the right, at any time on or prior to the fifth business day before August 17, 2004, to substitute for the related treasury securities held by the collateral agent notes in an aggregate principal amount equal to the aggregate principal amount at maturity of the treasury securities. This substitution would create corporate units, and the applicable treasury securities would be released to the holder.

      Because treasury securities are issued in integral multiples of $1,000, holders of treasury units may make this substitution only in integral multiples of 40 treasury units. If the treasury portfolio has replaced the notes as a component of the corporate units as the result of a successful remarketing of the notes or a tax event redemption, holders of the treasury units may make this substitution at any time on or prior to the second business day before August 17, 2004, but using the appropriate applicable ownership interest in the treasury portfolio instead of notes and only in integral multiples of treasury units.

      For example, to create 40 corporate units, the treasury units holder will:

       . deposit with the collateral agent 40 notes, which notes must be the holder's original notes or have been purchased in the open market at the holder's expense, and

       . transfer 40 treasury unit certificates to the purchase contract agent accompanied by a notice stating that the treasury units holder has deposited 40 notes with the collateral agent and requesting that the purchase contract agent instruct the collateral agent to release the treasury security relating to those treasury units.

      Upon that deposit and the receipt of an instruction from the purchase contract agent, the collateral agent will release the related treasury securities from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent will then:

       .  cancel the 40 treasury units,

       . transfer the related treasury security to the holder of treasury units, and

       .  deliver 40 corporate units to the holder.

      The substituted notes will be pledged with the collateral agent to secure the corporate units holder's obligation to purchase PCS common stock under the related purchase contracts.

      Holders that elect to substitute pledged securities, thereby creating treasury units or recreating corporate units, will be responsible for any fees or expenses payable in connection with the substitution.

PAYMENTS TO HOLDERS

      Holders of corporate units will receive aggregate cash distributions at the rate of % of the $25 stated amount per year from and after the original issue date, payable quarterly in arrears. The cash distributions will consist of interest on the related note payable by Sprint Capital or cash distributions on the applicable ownership interest in the treasury portfolio, as applicable, payable at the rate of % of the stated amount per year, and contract adjustment payments payable by us at the rate of % of the stated amount per year, subject to our right to defer the payment of such contract adjustment payments.

      Holders who create treasury units will receive quarterly contract adjustment payments payable by us at the rate of % of the stated amount per year, subject to our right to defer the payments of such contract adjustment payments.

      Our obligations with respect to the contract adjustment payments will rank junior in right of payment to our senior indebtedness. "Senior indebtedness" with respect to the contract adjustment payments means indebtedness of any kind provided the instrument under which such indebtedness is incurred does not expressly provide that it is not senior. Sprint Capital's obligations on the notes will rank equal in right of payment with all of its other senior unsecured obligations, and our guarantee of the notes will rank equal in right of payment with all of our other senior unsecured obligations. See "Risk Factors Relating to our Company--Our substantial leverage will reduce cash flow from operations available to fund our business and may cause a decline in our credit rating and/or limit our ability to raise additional capital" and "--We are a holding company and, accordingly, we depend on the cash flow of our subsidiaries to satisfy our obligations under our indebtedness" and "Description of Debt Securities" in the accompanying prospectus.

VOTING AND CERTAIN OTHER RIGHTS

      Holders of purchase contracts forming part of the corporate units or treasury units, in their capacities as such holders, will have no voting or other rights in respect of the PCS common stock underlying the purchase contracts.

LISTING OF THE SECURITIES

      The corporate units have been approved for listing on the NYSE under the symbol "SDE". Unless and until substitution has been made as described in "--Creating Treasury Units" or "-- Recreating Corporate Units," neither the note component nor the treasury portfolio component of corporate units nor the treasury security component of treasury units will trade separately from corporate units or treasury units. The note or treasury portfolio component will trade as a unit with the purchase contract component of the corporate units, and the treasury security component will trade as a unit with the purchase contract component of the treasury units. If treasury units or notes are separately traded to a sufficient extent that the applicable exchange listing requirements are met, we may, in our sole discretion, endeavor to cause the treasury units or notes to be listed on the exchange on which the corporate units are then listed.

MISCELLANEOUS

      We or our affiliates may, from time to time, to the extent permitted by law, purchase any of the corporate units, treasury units or notes which are then outstanding by tender, in the open market or by private agreement.

                     DESCRIPTION OF THE PURCHASE CONTRACTS

      We will issue the purchase contracts under the purchase contract agreement between the purchase contract agent and us. We have summarized the material terms of the purchase contract agreement below and under the caption "Certain Provisions of the Purchase Contract Agreement and the Pledge Agreement." The form of purchase contract agreement has been filed as an exhibit to the registration statement and you should read the form of purchase contract agreement for provisions that may be important to you. You can obtain copies of the form of purchase contract agreement by following the directions described under the caption "Where You Can Find More Information" in the accompanying prospectus.

PURCHASE OF PCS COMMON STOCK

      Each purchase contract underlying the equity units will obligate the holder of the purchase contract to purchase, and us to sell, on August 17, 2004, for an amount in cash equal to the stated amount of the equity units, a number of shares of PCS common stock equal to the settlement rate. The settlement rate will be calculated, subject to adjustment under the circumstances described in "--Anti-Dilution Adjustments," as follows:

       .  if the applicable market value is equal to or greater than the
          threshold appreciation price of $   , which is approximately  % above
          the reference price of $   , the settlement rate will be  , which is
          equal to the stated amount divided by the threshold appreciation price. Accordingly, if, between the date of this prospectus supplement and the period during which the applicable market value is measured, the market price for the PCS common stock increases to an amount that is higher than the threshold appreciation price, the aggregate market value of the shares of PCS common stock issued upon settlement of each purchase contract will be higher than the stated amount, assuming that the market price of the PCS common stock on the date of settlement is the same as the applicable market value of the PCS common stock. If the market price is the same as the threshold appreciation price, the aggregate market value of the shares will be equal to the stated amount, assuming that the market price of the PCS common stock on the date of settlement is the same as the applicable market value of the PCS common stock;

       . if the applicable market value is less than the threshold appreciation price but greater than $ , the reference price, the settlement rate will be equal to the stated amount divided by the applicable market value. Accordingly, if the market price for the PCS common stock increases between the date of this prospectus supplement and the period during which the applicable market value is measured, but the market price is less than the threshold appreciation price, the aggregate market value of the shares of PCS common stock issued upon settlement of each purchase contract will be equal to the stated amount, assuming that the market price of the PCS common stock on the date of settlement is the same as the applicable market value of the PCS common stock; and

       . if the applicable market value is less than or equal to the reference price, the settlement rate will be , which is equal to the stated amount divided by the reference price. Accordingly, if the market price for the PCS common stock decreases between the date of this prospectus supplement and the period during which the applicable market value is measured, the aggregate market value of the shares of PCS common stock issued upon settlement of each purchase contract will be less than the stated amount, assuming that the market value is the same as the applicable market value of the PCS common stock. If the market price stays the same, the aggregate market value of the shares will be equal to the stated amount, assuming that the market price of the PCS common stock on the date of settlement is the same as the applicable market value of the PCS common stock.

      "Applicable market value" means the average of the closing price per share of PCS common stock on each of the twenty consecutive trading days ending on the third trading day before August 17, 2004.

      "Closing price" of the PCS common stock on any date of determination means:

       . the closing sale price, or, if no closing price is reported, the last reported sale price, of the PCS common stock on the NYSE on that date, or

       . if the PCS common stock is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States national or regional securities exchange on which the PCS common stock is so listed, or

       . if the PCS common stock is not so listed on a United States national or regional securities exchange, the last closing sale price of the PCS common stock as reported by the Nasdaq Stock Market, or

       . if the PCS common stock is not so reported, the last quoted bid price for the PCS common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or

       . if the bid price is not available, the market value of the PCS common stock on the date of determination as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

      A "trading day" means a day on which the PCS common stock:

       . is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business, and

       . has traded at least once on the national or regional securities exchange or association or over-the- counter market that is the primary market for the trading of the PCS common stock.

      We will not issue any fractional shares of PCS common stock pursuant to the purchase contracts. In lieu of fractional shares otherwise issuable, calculated on an aggregate basis, in respect of purchase contracts being settled by a holder of corporate units or treasury units, the holder will be entitled to receive an amount of cash equal to the fraction of a share times the applicable market value.

      On the business day before August 17, 2004, unless:

       (1)a holder of corporate units or treasury units has settled the related purchase contracts through the early delivery of cash to the purchase contract agent in the manner described under "--Early Settlement,"

       (2)a holder of corporate units that include notes has settled the related purchase contracts with separate cash on the business day before August 17, 2004 pursuant to prior notice given in the manner described under "--Notice to Settle with Cash," or

       (3)an event described under "--Termination" below has occurred,

then

       . in the case of corporate units, unless the treasury portfolio has replaced the notes as a component of the corporate units as the result of a successful remarketing of the notes or a tax event redemption, we will exercise our rights as a secured party to dispose of the notes in accordance with applicable law, which will satisfy holders' obligations to purchase PCS common stock under the related purchase contracts, and

       . in the case of treasury units or, in the event that the treasury portfolio has replaced the notes as a component of the corporate units as the result of a successful remarketing of the notes or a tax event redemption, in the case of corporate units, the principal amount of the related treasury securities, or the appropriate applicable ownership interest of the treasury portfolio, as applicable, when paid at maturity, will automatically be applied to satisfy in full the holder's obligation to purchase PCS common stock under the related purchase contracts.

      The PCS common stock will then be issued and delivered to the holder or the holder's designee, upon presentation and surrender of the certificate evidencing the equity units and payment by the holder of any transfer or similar taxes payable in connection with the issuance of the PCS common stock to any person other than the holder.

      Each holder of corporate units or treasury units, by acceptance of these securities, will be deemed to have:

       . irrevocably agreed to be bound by the terms and provisions of the related purchase contracts and the pledge agreement and to have agreed to perform its obligations thereunder for so long as the holder remains a holder of the equity units, and

       . duly appointed the purchase contract agent as the holder's attorney-in-fact to enter into and perform the related purchase contracts and pledge agreement on behalf of and in the name of the holder.

      In addition, each beneficial owner of corporate units or treasury units, by acceptance of this interest, will be deemed to have agreed to treat:

       . itself as the owner of the related notes, the appropriate applicable ownership interest of the treasury portfolio or the treasury securities, as the case may be, and

       . the notes as indebtedness for all United States federal income tax purposes.

REMARKETING

      INITIAL REMARKETING. Pursuant to the remarketing agreement and subject to the terms of the supplemental remarketing agreement among the remarketing agent, the purchase contract agent, Sprint Capital and us, unless a tax event redemption has occurred, the notes underlying corporate units will be initially remarketed on the third business day before May 17, 2004.

      In the initial remarketing, the remarketing agent will use its reasonable efforts to remarket notes at an aggregate price of approximately 100.5% of the treasury portfolio purchase price described below. The portion of the proceeds from the remarketing equal to the treasury portfolio purchase price will be applied to purchase a treasury portfolio consisting of:

       . interest or principal strips of U.S. treasury securities that mature on or before August 15, 2004 in an aggregate amount equal to the principal amount of the notes included in corporate units, and

       . interest or principal strips of U.S. treasury securities that mature on or before August 15, 2004 in an aggregate amount equal to the aggregate interest payment that would be due on that date on the principal amount of the notes included in corporate units if the interest rate on the notes was not reset as described in "Description of the Notes--Market Rate Reset."

      The treasury portfolio will be substituted for the notes and will be pledged to the collateral agent to secure the corporate unit holders' obligation to purchase the PCS common stock under the purchase contracts. At the maturity of the purchase contracts, proceeds of the treasury portfolio in an amount equal to the principal amount of the notes will be automatically applied to satisfy the holders' obligations to purchase the PCS common stock under the purchase contracts.

      In addition, the remarketing agent may deduct, as a remarketing fee, an amount not exceeding 25 basis points (0.25%) of the treasury portfolio purchase price from any amount of the proceeds in excess of the treasury portfolio purchase price. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. Corporate unit holders whose notes are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the remarketing.

      As used in this context, "treasury portfolio purchase price" means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the date of the initial remarketing or, if applicable, any subsequent remarketing or the final remarketing (both as defined below) for settlement on the third business day after such remarketing date.

      "Quotation agent" means any of J.P. Morgan Securities Inc., Merrill Lynch Government Securities, Inc. or UBS Warburg LLC or their respective successors or any other primary U.S. government securities dealer in New York City selected by us.

      With respect to the initial remarketing, if:

       . despite using its reasonable efforts, the remarketing agent cannot remarket the related notes, other than to us or Sprint Capital, at a price equal to or greater than 100% of the treasury portfolio purchase price, or

       . the initial remarketing has not occurred because a condition precedent to the initial remarketing has not been fulfilled,

in each case resulting in a failed initial remarketing, the notes will continue to be a component of corporate units, and another remarketing may be attempted as described below.

      SUBSEQUENT REMARKETING. If the initial remarketing fails, unless a tax event redemption occurs, at our and Sprint Capital's request the remarketing agent will use reasonable efforts to remarket from time to time prior to the tenth business day before August 17, 2004 the notes of corporate unit holders who have not otherwise notified the purchase contract agent on or prior to the second business day before the date of any subsequent remarketing of their intention to settle the related purchase contracts with separate cash. Any subsequent remarketing will be on the terms described above with respect to the initial remarketing.

      FINAL REMARKETING. If the initial remarketing and any subsequent remarketing fail, unless a tax event redemption has occurred, the notes of corporate unit holders who have failed to notify the purchase contract agent on or prior to the fifth business day before August 17, 2004 of their intention to settle the related purchase contracts with separate cash will be remarketed on the third business day immediately before August 17, 2004.

      In the final remarketing, the remarketing agent will use its reasonable efforts to remarket the notes at a price of approximately 100.5% of the aggregate principal amount of the notes. The portion of the proceeds from the final remarketing equal to the aggregate principal amount of the notes will be automatically applied to satisfy in full the corporate units holders' obligations to purchase PCS common stock.

      In addition, the remarketing agent may deduct, as a remarketing fee, an amount not exceeding 25 basis points (0.25%) of the aggregate principal amount of the remarketed notes from any amount of the proceeds in excess of the aggregate principal amount of the remarketed notes. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. Corporate unit holders whose notes are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the final remarketing.

      In the final remarketing, if:

       . despite using its reasonable efforts, the remarketing agent cannot remarket the related notes, other than to us or Sprint Capital, at a price equal to or greater than 100% of the aggregate principal amount of the notes, or

       . a condition precedent to the final remarketing has not been satisfied, in each case resulting in a failed remarketing,

we will exercise our rights as a secured party to dispose of the notes held as part of a corporate unit in accordance with applicable law, which will satisfy in full each holder's obligation to purchase PCS common stock under the related purchase contracts.

      Notwithstanding the foregoing, any obligation on the part of our company, Sprint Capital or the remarketing agent to remarket the notes on any given date, other than the date of the final remarketing, will be subject to our right to defer any remarketing to the extent we determine in good faith that effecting a remarketing on that date is not in the best interests of our company.

      NOTICES. We will request, not later than seven nor more than 15 calendar days before a remarketing date, that the depositary notify its participants holding notes, corporate units and treasury units of the remarketing date. We will cause a notice of any failed remarketing to be published on the first business day immediately following the failed remarketing by publication in a daily newspaper in the English language of general circulation in New York City, which is expected to be The Wall Street Journal. If registration is required by law, we will use commercially reasonable best efforts to ensure that a registration statement with regard to the full amount of the notes to be remarketed will be effective in a form that will enable the remarketing agent to rely on it in connection with the remarketing process.

REMARKETING AGENT

      The remarketing agent will be a nationally recognized independent investment banking firm selected by us. We, Sprint Capital and the remarketing agent will enter into the remarketing agreement which provides, among other things, that the remarketing agent will act as the exclusive remarketing agent and will use reasonable efforts to remarket the notes. Under certain circumstances, some portion of the notes tendered in the remarketing may be purchased by the remarketing agent.

      The remarketing agreement provides that the remarketing agent will incur no liability to us or to any holder of corporate units or notes in its individual capacity or as remarketing agent for any action or failure to act in connection with a remarketing or otherwise in connection with the transactions contemplated by the remarketing agreement, except as a result of gross negligence or willful misconduct on its part.

      We have agreed to indemnify the remarketing agent against certain liabilities, including liabilities under the Securities Act of 1933, arising out of or in connection with its duties under the remarketing agreement.

EARLY SETTLEMENT

      At any time on or prior to the fifth business day before August 17, 2004, a holder of equity units may settle the related purchase contracts by presenting and surrendering the related equity units certificate at the offices of the purchase contract agent with the form of "Election to Settle Early" on the reverse side of the certificate completed and executed as indicated, accompanied by payment to us in immediately available funds of an amount equal to:

       . the stated amount times the number of purchase contracts being settled, plus

       . if the delivery is made with respect to any purchase contract during the period from the close of business on any record date next preceding any payment date to the opening of business on such payment date, an amount equal to the contract adjustment payments payable on the payment date with respect to the purchase contract; provided that no payment is required if we have elected to defer the contract adjustment payments which would otherwise be payable on the payment date.

      Holders of corporate units may settle early only in integral multiples of 40 corporate units. If the treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, holders of the corporate units may settle early only in integral multiples of corporate units. Holders of treasury units may settle early only in integral multiples of 40 treasury units.

      So long as the equity units are evidenced by one or more global security certificates deposited with the depositary, procedures for early settlement will also be governed by standing arrangements between the depositary and the purchase contract agent.

      Upon early settlement of the purchase contracts related to any corporate units or treasury units:

       .  the holder will receive     newly issued shares of PCS common stock
          per corporate unit or treasury unit, subject to adjustment under the circumstances described in "--Anti-Dilution and Other Adjustments" below, accompanied by this prospectus supplement, as amended or stickered,

       . the notes, the appropriate applicable ownership interest in the treasury portfolio or the treasury securities, as the case may be, related to the corporate units or treasury units will be transferred to the holder free and clear of our security interest,

       . the holder's right to receive any deferred contract adjustment payments on the purchase contracts being settled will be forfeited,

       . the holder's right to receive future contract adjustment payments will terminate, and

       . no adjustment will be made to or for the holder on account of any deferred contract adjustment payments or any amounts accrued in respect of contract adjustment payments.

      If the purchase contract agent receives an equity unit certificate, accompanied by the completed "Election to Settle Early" and required immediately available funds, from a holder of equity units by 5:00 p.m., New York City time, on a business day, that day will be considered the settlement date. If the purchase contract agent receives the above after 5:00 p.m., New York City time, on a business day or at any time on a day that is not a business day, the next business day will be considered the settlement date.

      Upon early settlement of purchase contracts in the manner described above, presentation and surrender of the equity unit certificate evidencing the related corporate units or treasury units and payment of any transfer or similar taxes payable by the holder in connection with the issuance of the related PCS common stock to any person other than the holder of the corporate units or treasury units, we will cause the shares of PCS common stock being purchased to be issued, and the related notes, the appropriate applicable ownership interest in the treasury portfolio or the treasury securities, as the case may be, securing the purchase contracts to be released from the pledge under the pledge agreement described in "--Pledged Securities and Pledge Agreement" and transferred, within three business days following the settlement date, to the purchasing holder or the holder's designee.

NOTICE TO SETTLE WITH CASH

      Unless the treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption or the holder has notified the purchase contract agent of its intention to elect early settlement, a holder of corporate units may settle the related purchase contract with separate cash prior to 11:00 a.m., New York City time, on the business day before August 17, 2004. A holder of a corporate unit wishing to settle the related purchase contract with separate cash must notify the purchase contract agent by presenting and surrendering the corporate unit certificate evidencing the corporate unit at the offices of the purchase contract agent with the form of "Notice to Settle by Separate Cash" on the reverse side of the certificate completed and executed as indicated on or prior to 5:00 p.m., New York City time, on the fifth business day before August 17, 2004. If a holder who has given notice of its intention to settle the related purchase contract with separate cash fails to deliver the cash to the collateral agent on the business day before August 17, 2004, we will exercise our right as a secured party to dispose of, in accordance with applicable law, the related note to satisfy in full, from the disposition of the note, the holder's obligation to purchase PCS common stock under the related purchase contracts.

CONTRACT ADJUSTMENT PAYMENTS

      Contract adjustment payments in respect of corporate units and treasury units will be fixed at a rate per year of % of the stated amount per purchase contract. Contract adjustment payments payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. Contract adjustment payments will accrue from August 2001 and will be payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing November 17, 2001.

      If we merge, consolidate or consummate any other business combination with, or sell, assign, transfer, lease or convey all or substantially all of our assets and properties to, any person or entity that is not organized and existing under the laws of the United States or any U.S. state or the District of Columbia and, as a result, the contract adjustment payments become subject to withholding taxes imposed by one or more non-U.S. jurisdictions, the contract adjustment payments will be increased to the extent necessary so that the amount of contract adjustment payments actually received by the holders will be the same, net of the non-U.S. withholding taxes, as if the non-U.S. withholding taxes were not imposed on the contract adjustment payments. In addition, if we convert or recapitalize the outstanding shares of PCS common stock into shares of any other capital stock or otherwise increase the annual dividend rate on the PCS common stock, the contract adjustment payment rate will equal the rate payable as of the date of this prospectus supplement plus an amount equal to any regular cash dividends paid on the maximum number of shares of capital stock or PCS common stock, as the case may be, purchasable under the purchase contract.

      Contract adjustment payments will be payable to the holders of purchase contracts as they appear on the books and records of the purchase contract agent on the relevant record dates, which will be on the first day of the month in which the relevant payment date falls. These distributions will be paid through the purchase contract agent, who will hold amounts received in respect of the contract adjustment payments for the benefit of the holders of the purchase contracts relating to the equity units. Subject to any applicable laws and regulations, each such payment will be made as described under "--Book-Entry System."

      If any date on which contract adjustment payments are to be made on the purchase contracts is not a business day, then payment of the contract adjustment payments payable on that date will be made on the next succeeding day which is a business day, and no interest or payment will be paid in respect of the delay. However, if that business day is in the next succeeding calendar year, that payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on that payment date. A business day means any day other than a Saturday, Sunday or any other day on which banking institutions and trust companies in New York City are permitted or required by any applicable law to close.

      Our obligations with respect to contract adjustment payments will rank junior in right of payment to our obligations under any of our senior indebtedness.

OPTION TO DEFER CONTRACT ADJUSTMENT PAYMENTS

      We may, at our option and upon prior written notice to the holders of the equity units and the purchase contract agent, defer the payment of contract adjustment payments on the related purchase contracts underlying the equity units until no later than August 17, 2004. However, deferred contract adjustment payments will bear additional contract adjustment payments at the rate of % per year (compounding on each succeeding payment date) until paid. If the purchase contracts are terminated (upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us), the right to receive contract adjustment payments and deferred contract adjustment payments will also terminate.

      If we elect to defer the payment of contract adjustment payments on the purchase contracts until August 17, 2004, each holder of equity units will receive on August 17, 2004 in respect of the deferred contract adjustment payments, in lieu of a cash payment, a number of shares of PCS common stock equal to:

       . the aggregate amount of deferred contract adjustment payments payable to the holder divided by

       . the applicable market value described under "--Purchase of PCS Common Stock."

      We will not issue any fractional shares of PCS common stock with respect to the payment of deferred contract adjustment payments on August 17, 2004. In lieu of fractional shares otherwise issuable with respect to such payment of deferred contract adjustment payments, the holder will be entitled to receive an amount in cash equal to the fraction of a share times the applicable market value.

      If we exercise our option to defer the payment of contract adjustment payments, then until the deferred contract adjustment payments have been paid, we will not declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any series of the PCS common stock other than:

            (1) purchases, redemptions or acquisitions of shares of any series of PCS common stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers or directors or a stock purchase or dividend reinvestment plan, or the satisfaction by us of our obligations pursuant to any contract or security outstanding on the date of any event referred to in the preceding clause,

            (2) as a result of a reclassification of any series of PCS common stock or the exchange or conversion of one series of PCS common stock for another series of PCS common stock,

            (3) the purchase of fractional interests in shares of any series of PCS common stock pursuant to the conversion or exchange provisions of any series of PCS common stock or the security being converted or exchanged,

            (4) dividends or distributions in any series of PCS common stock (or rights to acquire capital stock), or repurchases, redemptions or acquisitions of any series of PCS common stock in connection with the issuance or exchange of any series of PCS common stock (or securities convertible into or exchangeable for shares of our any series of PCS common stock),

            (5) redemptions, exchanges or repurchases of any rights outstanding under a shareholder rights plan or the declaration or payment thereunder of a dividend or distribution of or with respect to rights in the future; or

            (6) redemptions of PCS common stock as described under the caption "Description of PCS Common Stock--Mandatory Dividend, Redemption or Conversion of PCS Common Stock" in the accompanying prospectus.

ANTI-DILUTION AND OTHER ADJUSTMENTS

      We will adjust the settlement rate, without duplication, upon the occurrence of certain events, including:

            (1) the payment of dividends in PCS common stock and other distributions payable in PCS common stock on PCS common stock;

            (2) the issuance to all holders of PCS common stock of rights, warrants or options (other than any dividend reinvestment or share purchase plans) entitling them, for a period of up to 45 days, to subscribe for or purchase PCS common stock at less than the current market price of PCS common stock, to the extent shares are actually purchased;

            (3) subdivisions, splits and combinations of PCS common stock;

            (4) distributions to all holders of PCS common stock of evidences of our indebtedness, shares of capital stock, securities, cash or property (excluding any dividend or distribution covered by clause (1) or (2) above and any dividend or distribution paid exclusively in cash);

            (5) cash distributions (other than regular quarterly cash dividends) to all holders of PCS common stock in an aggregate amount that, together with:

             . other all-cash distributions (other than regular quarterly cash dividends) made within the preceding 12 months and

             . any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for PCS common stock concluded within the preceding 12 months, exceeds 15% of the aggregate market capitalization of the PCS common stock (aggregate market capitalization being the product of the current market price of PCS common stock multiplied by the number of shares of all series of PCS common stock then outstanding, including as outstanding shares of PCS common stock underlying Class A common stock) on the date of the distribution;

            (6) the successful completion of a tender or exchange offer made by us or any of our subsidiaries for PCS common stock which involves an aggregate consideration that, together with:

             . any cash and the fair market value of other consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for the PCS common stock concluded within the preceding 12 months and

             . the aggregate amount of any all-cash distributions (other than regular quarterly cash dividends) to all holders of PCS common stock made within the preceding 12 months,

      exceeds 15% of the aggregate market capitalization of the PCS common stock on the expiration of the tender or exchange offer; and

            (7) the conversion of all outstanding shares of PCS common stock into shares of FON common stock or common stock of a subsidiary, or the redemption of all or most of the outstanding shares of PCS common stock, as described under the caption "Description of PCS Common Stock--Conversion of PCS Common Stock at our Option," "--Mandatory Dividend, Redemption or Conversion of PCS Common Stock" or "--Redemption of PCS Common Stock in Exchange for Stock of a Subsidiary" in the accompanying prospectus.

      The "current market price" per share of PCS common stock on any day means the average of the daily closing prices for the five consecutive trading days selected by us commencing not more than 30 trading days before, and ending not later than, the earlier of the day in question and the day before the "ex date" with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term "ex date," when used with respect to any issuance or distribution, means the first date on which the PCS common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

      In the case of certain reclassifications, recapitalization, consolidations, mergers, sales or transfers of assets or other transactions pursuant to which we redeem all or most of the PCS common stock or the PCS common stock is converted into the right to receive other securities, cash or property, each purchase contract then outstanding would, without the consent of the holders of the related corporate units or treasury units, as the case may be, become a contract to purchase only the kind and amount of securities, cash and other property that would have been receivable in connection with such transaction (except as otherwise specifically provided, without any interest thereon and without any right to dividends or distributions thereon which have a record date that is before the purchase contract settlement date) by the holder of the related corporate units or treasury units immediately before the date of consummation of such transaction if the holder had then settled the purchase contract. In addition, in connection with an assignment as described under "--Assignment", immediately after the assignment, the purchase contracts will automatically, without the consent of the holders of the related corporate units or treasury units, as the case may be, become contracts to purchase only the common stock of such entity and the settlement rate will be adjusted appropriately.

      If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes (i.e., distributions out of our current or accumulated earnings and profits or evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the settlement rate adjustment provisions of the purchase contract agreement, the settlement rate is increased, this increase may give rise to a taxable dividend to holders of equity units.

      In addition, we may make increases in the settlement rate to avoid or diminish any income tax to holders of our capital stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes or for any other reasons.

      Adjustments to the settlement rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the settlement rate will be required unless the adjustment would require an increase or decrease of at least one percent in the settlement rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than one percent will be carried forward and taken into account in any subsequent adjustment. We will be required, within ten business days following the adjustment of the settlement rate, to provide written notice to the purchase contract agent of the occurrence of the adjustment and a statement in reasonable detail setting forth the method by which the adjustment to the settlement rate was determined and setting forth the revised settlement rate. Each adjustment to the settlement rate will result in a corresponding adjustment to the number of shares of PCS common stock issuable upon early settlement of a purchase contract.

TERMINATION

      The purchase contracts, and the rights and obligations of us and the holders under the purchase contracts, will immediately and automatically terminate upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us. Upon any termination, the collateral agent will release the related notes, the appropriate applicable ownership interest of the treasury portfolio or the treasury securities, as the case may be, held by it to the purchase contract agent for distribution to the holders, subject, in the case of the treasury portfolio or the treasury securities, to the purchase contract agent's disposition of the subject securities for cash, and the payment of this cash to the holders, to the extent that the holders would otherwise have been entitled to receive less than $1,000 principal amount at maturity of any such security. Upon any termination, however, the release and distribution may be subject to a delay. In the event that we become the subject of a case under the U.S. Bankruptcy Code, the delay may occur as a result of the automatic stay under the Bankruptcy Code and continue until the automatic stay has been lifted. We expect any such delay to be limited.

PLEDGED SECURITIES AND PLEDGE AGREEMENT

      Pledged securities will be pledged to the collateral agent, for our benefit, pursuant to the pledge agreement to secure the obligations of holders of equity units to purchase PCS common stock under the related purchase contracts. The rights of holders of equity units to the related pledged securities will be subject to our security interest created by the pledge agreement.

      No holder of corporate units or treasury units will be permitted to withdraw the pledged securities related to the corporate units or treasury units from the pledge arrangement except:

       . to substitute treasury securities for the related notes or the appropriate applicable ownership interest of the treasury portfolio, as the case may be, as provided for under "Description of the Equity Units--Creating Treasury Units,"

       . to substitute notes or the appropriate applicable ownership interest of the treasury portfolio, as the case may be, for the related treasury securities, as provided for under "Description of the Equity Units--Recreating Corporate Units," or

       . upon the termination or early settlement of the related purchase contracts.

      Subject to the security interest and the terms of the purchase contract agreement and the pledge agreement, each holder of corporate units, unless the treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, will be entitled through the purchase contract agent and the collateral agent to all of the proportional rights and preferences of the related notes, including distribution, voting, redemption, repayment and liquidation rights. Each holder of treasury units and each holder of corporate units, if the treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, will retain beneficial ownership of the related treasury securities or the appropriate applicable ownership interest of the treasury portfolio, as applicable, pledged in respect of the related purchase contracts. We will have no interest in the pledged securities other than our security interest.

      Except as described in "Certain Provisions of the Purchase Contract Agreement and the Pledge Agreement--General," the collateral agent will, upon receipt, if any, of payments on the pledged securities, distribute the payments to the purchase contract agent, which will in turn distribute those payments to the persons in whose names the related corporate units or treasury units are registered at the close of business on the record date before the date of payment.

ASSIGNMENT

      Under the terms of the contract purchase agreement, in connection with a proposed spin-off, split-off, split-up or other transaction involving the distribution or transfer of a significant portion of our assets and liabilities to holders of any class of our common stock, we have the right to assign our obligations to any entity that, at the time of or immediately before the effective time of the assignment, is an affiliate of our company provided:

            (1) it is a corporation organized and existing under the laws of the United States of America or a U.S. state or the District of Columbia and it expressly assumes our obligations under the purchase contract agreement, the purchase contracts, the pledge agreement and the remarketing agreement; and

            (2) it is not, immediately after the assignment, in default of the payment obligations or other material obligations under the purchase contracts, the purchase contract agreement, the pledge agreement or the remarketing agreement.

      In addition, in connection with an assignment pursuant to this provision, immediately after the assignment, the purchase contracts will automatically, without the consent of the holders of the related corporate units or treasury units, as the case may be, become contracts to purchase only the common stock of such entity. See "--Anti-Dilution and Other Adjustments."

      We will give at least 30 days notice to holders of purchase contracts of any proposed assignment.

BOOK ENTRY-SYSTEM

      The Depository Trust Company, which we refer to along with its successors in this capacity as the depositary, will act as securities depositary for the equity units. The equity units will be issued only as fully-registered securities registered in the name of Cede & Co., the depositary's nominee. One or more fully-registered global security certificates, representing the total aggregate number of equity units, will be issued and will be deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

      The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the equity units so long as the equity units are represented by global security certificates.

      The depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the depositary's system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

      Although the depositary has agreed to the procedures described in this section in order to facilitate transfer of interests in the global security certificates among participants, the depositary is under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the depositary or its direct participants or indirect participants under the rules and procedures governing the depositary.

      In the event that the depositary notifies us that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice, or an event of default under the purchase contract agreement or the indenture has occurred and is continuing, certificates for the equity units will be printed and delivered in exchange for beneficial interests in the global security certificates. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for equity units certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

      As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or the nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all equity units represented by these certificates for all purposes under the equity units and the purchase contract agreement. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates will not be entitled to have such global security certificates or the equity units represented by these certificates registered in their names, will not receive or be entitled to receive physical delivery of equity units certificates in exchange for beneficial interests in global security certificates and will not be considered to be owners or holders of the global security certificates or any equity units represented by these certificates for any purpose under the equity units or the purchase contract agreement.

      All payments on the equity units represented by the global security certificates and all transfers and deliveries of related notes, treasury portfolio, treasury securities and PCS common stock will be made to the depositary or its nominee, as the case may be, as the holder of the securities. Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee.

      Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee, with respect to participants' interests, or any participant, with respect to interests of persons held by the participant on their behalf. Procedures for settlement of purchase contracts on August 17, 2004 or upon early settlement will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time. Neither we or any of our agents, nor the purchase contract agent or any of its agents will have any responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary's records or any participant's records relating to these beneficial ownership interests.

      The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

CERTAIN PROVISIONS OF THE PURCHASE CONTRACT AGREEMENT AND THE PLEDGE AGREEMENT

      We will issue the purchase contracts under the purchase contract agreement between the purchase contract agent and us. We, Sprint Capital and the collateral agent will also enter into the pledge agreement, which will also govern the rights and obligations of holders of purchase contracts. We have summarized certain terms of the purchase contract agreement and pledge agreement below. The form of purchase contract agreement and pledge agreement have been filed as exhibits to the registration statement and you should read the form of purchase contract agreement and pledge agreement for provisions that may be important to you. You can obtain copies of the forms of purchase contract agreement and pledge agreement by following the directions described under the caption "Where You Can Find More Information" in the accompanying prospectus.

GENERAL

      Payments on the equity units will be payable, purchase contracts (and documents related to the equity units and purchase contracts) will be settled, and transfers of the equity units will be registrable, at the office of the purchase contract agent in the Borough of Manhattan, The City of New York. In addition, if the equity units do not remain in book-entry form, payment of distributions on the equity units may be made, at our option, by check mailed to the address of the person entitled to payment as shown on the security register.

      Shares of PCS common stock will be delivered on August 17, 2004 (or earlier upon early settlement), or, if the purchase contracts have terminated, the related pledged securities will be delivered potentially after a delay as a result of the imposition of the automatic stay under the Bankruptcy Code, in each case upon presentation and surrender of the equity units certificate at the office of the purchase contract agent. See "Description of the Purchase Contracts--Termination".

      If a holder of outstanding corporate units or treasury units fails to present and surrender the equity units certificate evidencing the corporate units or treasury units to the purchase contract agent on August 17, 2004, the shares of PCS common stock issuable in settlement of the related purchase contract will be registered in the name of the purchase contract agent. The shares, together with any distributions, will be held by the purchase contract agent as agent for the benefit of the holder until the equity units certificate is presented and surrendered or the holder provides satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the purchase contract agent and us.

      If the purchase contracts have terminated before August 17, 2004, the related pledged securities have been transferred to the purchase contract agent for distribution to the holders, and a holder fails to present and surrender the equity units certificate evidencing the holder's corporate units or treasury units to the purchase contract agent, the related pledged securities delivered to the purchase contract agent and payments on the pledged securities will be held by the purchase contract agent as agent for the benefit of the holder until the equity units certificate is presented or the holder provides the evidence and indemnity described above.

      The purchase contract agent will have no obligation to invest or to pay interest on any amounts held by the purchase contract agent pending distribution, as described above.

      No service charge will be made for any registration of transfer or exchange of the equity units, except for any tax or other governmental charge that may be imposed in connection with a transfer or exchange.

MODIFICATION

      We and the purchase contract agent may modify or amend the purchase contract agreement without the consent of the holders for any of the following purposes:

       .  to evidence the succession of another person to our obligations,

       .  to add to the covenants for the benefit of holders,

       . to evidence and provide for the acceptance of appointment of a successor purchase contract agent,

       . to make provision with respect to the rights of holders pursuant to adjustments in the settlement rate due to consolidations, mergers or other reorganization events, or

       . to cure any ambiguity, to correct or supplement any provisions that may be inconsistent, or to make any other provisions with respect to such matters or questions, provided that such action shall not adversely affect the interest of the holders in any material respect.

      We and the purchase contract agent or collateral agent, as the case may be, may modify and amend the terms of the purchase contracts, the purchase contract agreement and the pledge agreement, as applicable, with the consent of the holders of not less than a majority of the purchase contracts at the time outstanding. However, no such modification or amendment may, without the consent of the holder of each outstanding purchase contract affected by the modification or amendment,

       .  change any payment date,

       . change the amount or type of pledged securities related to the purchase contract,

       . impair the right of the holder of any pledged securities to receive distributions on the pledged securities or otherwise adversely affect the holder's rights in or to the pledged securities,

       . change the place or currency of payment or reduce any contract adjustment payments or deferred contract adjustment payments,

       . impair the right to institute suit for the enforcement of the purchase contract, any contract adjustment payments or any deferred contract adjustment payments,

       . reduce the number of shares of PCS common stock or the amount of any other property purchasable under the purchase contract, increase the price to purchase PCS common stock or any other property upon settlement of the purchase contract, change the purchase contract settlement date or the right to early settlement or otherwise adversely affect the holder's rights under the purchase contract, or

       . reduce the above-stated percentage of outstanding purchase contracts the consent of the holders of which is required for the modification or amendment of the provisions of the purchase contracts, the purchase contract agreement or the pledge agreement.

      If any amendment or proposal referred to above would adversely affect only the corporate units or the treasury units, then only the affected class of holders will be entitled to vote on the modification or amendment and the modification or amendment will not be effective except with the consent of the holders of not less than a majority of the affected class or all of the holders of the affected class, as applicable.

NO CONSENT TO ASSUMPTION

      Each holder of corporate units or treasury units, by acceptance of these securities, will under the terms of the purchase contract agreement and the corporate units or treasury units, as applicable, be deemed expressly to have withheld any consent to the assumption (i.e., affirmance) of the related purchase contracts by us or our trustee if we become the subject of a case under the Bankruptcy Code or other similar state or federal law providing for reorganization or liquidation.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

      We will not merge, consolidate or consummate any other business combination with any other entity or sell, assign, transfer, lease or convey all or substantially all of our assets and properties to any person or entity, unless:

            (1) we are the continuing corporation or the successor entity or its parent expressly assumes our obligations under the purchase contracts, the purchase contract agreement, the pledge agreement and the remarketing agreement, and

            (2) we or the successor entity or its parent, as applicable, is not, immediately after the merger, consolidation, sale, assignment, transfer, lease or conveyance, in default of our payment obligations or other material obligations under the purchase contracts, the purchase contract agreement, the pledge agreement or the remarketing agreement.

TITLE

      We, the purchase contract agent and the collateral agent may treat the registered owner of any equity units as the absolute owner of the equity units for the purpose of making payment and settling the related purchase contracts and for all other purposes.

REPLACEMENT OF EQUITY UNIT CERTIFICATES

      In the event that physical certificates have been issued, any mutilated equity units certificate will be replaced by us at the expense of the holder upon surrender of the certificate to the purchase contract agent. Equity unit certificates that become destroyed, lost or stolen will be replaced by us at the expense of the holder upon delivery to us and the purchase contract agent of evidence of the destruction, loss or theft satisfactory to us and the purchase contract agent. In the case of a destroyed, lost or stolen equity unit certificate, an indemnity satisfactory to the purchase contract agent and us may be required at the expense of the holder of the equity units evidenced by the certificate before a replacement will be issued.

      Notwithstanding the foregoing, we will not be obligated to issue any corporate units or treasury units on or after the business day before August 17, 2004, or after early settlement, or after the purchase contracts have terminated. The purchase contract agreement will provide that, in lieu of the delivery of a replacement equity units certificate following August 17, 2004 the purchase contract agent, upon delivery of the evidence and indemnity described above, will deliver the PCS common stock issuable pursuant to the purchase contracts included in the corporate units or treasury units evidenced by the certificate, or, if the purchase contracts have terminated prior to August 17, 2004, transfer the pledged securities included in the corporate units or treasury units evidenced by the certificate.

GOVERNING LAW

      The purchase contract agreement, the pledge agreement and the purchase contracts will be governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE PURCHASE CONTRACT AGENT

      The purchase contract agent will act as the agent for the holders of corporate units and treasury units from time to time. The purchase contract agreement will not obligate the purchase contract agent to exercise any discretionary actions in connection with a default under the terms of the corporate units and treasury units or the purchase contract agreement.

      The purchase contract agreement will contain provisions limiting the liability of the purchase contract agent. The purchase contract agreement will contain provisions under which the purchase contract agent may resign or be replaced. This resignation or replacement would be effective upon the appointment of a successor.

      The purchase contract agent maintains commercial banking relationships with us.

INFORMATION CONCERNING THE COLLATERAL AGENT

      The collateral agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any of the holders of the corporate units and treasury units except for the obligations owed by a pledgee of property to the owner of the property under the pledge agreement and applicable law.

      The pledge agreement will contain provisions limiting the liability of the collateral agent. The pledge agreement will contain provisions under which the collateral agent may resign or be replaced. This resignation or replacement would be effective upon the appointment of a successor.

      The collateral agent maintains commercial banking relationships with us.

MISCELLANEOUS

      The purchase contract agreement will provide that we will pay all fees and expenses related to the offering of the equity units, the retention of the collateral agent and the enforcement by the purchase contract agent of the rights of the holders of the equity units. However, holders who elect to substitute for the related pledged securities, thereby creating treasury units or recreating corporate units, will be responsible for any fees or expenses payable in connection with the substitution, as well as any commissions, fees or other expenses incurred in acquiring the securities to be substituted, and we will not be responsible for any of these fees or expenses.

                           DESCRIPTION OF THE NOTES

      The following description of the notes supplements the description of the general terms and provisions of the debt securities contained in the accompanying prospectus. See "Description of Debt Securities" in the accompanying prospectus.

GENERAL

      Sprint Capital will issue the notes, and we will fully and unconditionally guarantee the notes. The notes are limited to an aggregate
principal amount of $    (or up to $    aggregate principal amount if the
underwriters overallotment option is exercised in full). The notes will mature on August 17, 2006. The notes may not be redeemed before their stated maturity except as described below under "--Redemption." The notes will not be subject to a sinking fund provision. Unless a tax event redemption has occurred before August 17, 2006 the entire principal amount of the notes will mature and become due and payable, together with any accrued and unpaid interest, on August 17, 2006.

      Notes forming a part of the corporate units will be issued in certificated form, will be in denominations of $25 and integral multiples of $25, without coupons, and may be transferred or exchanged, without service charge but upon payment of any taxes or other governmental charges payable in connection with the transfer or exchange, at the offices described below.

PAYMENTS ON THE NOTES

      Payments on notes issued as a global security will be made to the depositary, a successor depositary or, in the event that no depositary is used, to the paying agent for the notes. Principal and interest with respect to certificated notes will be payable, the transfer of the notes will be registrable and notes will be exchangeable for notes of other denominations of a like aggregate principal amount, at the office or agency maintained by Sprint Capital for this purpose in the Borough of Manhattan, New York City. However, at Sprint Capital's option, payment of interest may be made by check mailed to the address of the holder entitled to payment or by wire transfer to an account designated by the holder entitled to payment. Sprint Capital will appoint an initial paying agent, transfer agent and registrar for the notes. Sprint Capital may at any time designate additional transfer agents and paying agents with respect to the notes, and may remove any transfer agent, paying agent or registrar for the notes. Sprint Capital will at all times maintain a paying agent and transfer agent for the notes in the Borough of Manhattan, New York City.

      Any monies deposited with the trustee or paying agent, or held by Sprint Capital, in trust, for the payment of principal of or interest on any note and remaining unclaimed for two years after such principal or interest has become due and payable will, at Sprint Capital's request, be repaid to Sprint Capital or released from trust, as applicable, and the holder of the note will thereafter look, as a general unsecured creditor, only to us for the payment thereof.

INTEREST

      Each note will bear interest initially at the rate of   % per year from
the original issue date, payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, each an "interest payment date," commencing November 17, 2001, to the person in whose name the note is registered at the close of business on the first day of the month in which the interest payment date falls.

      The interest rate on the notes will be reset on the day on which the initial remarketing, any subsequent remarketing or the final remarketing is successfully completed, which in any case we refer to as the reset date. On the applicable reset date, the interest rate on the notes will be reset to the reset rate described below under "--Market Rate Reset." The reset rate will then become effective on the third business day following the reset date, which we refer to as the reset effective date. If all attempts to remarket the notes fail, the interest rate on the notes will not be reset. In this case, holders of notes will have the right to put their notes to Sprint Capital as described below under "--Put Option on Failed Final Remarketing."

      The amount of interest payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed will be computed on the basis of the actual number of days elapsed in the 90-day period. In the event that any date on which interest is payable on the notes is not a business day, the payment of the interest payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of the delay, except that, if the business day is in the next succeeding calendar year, then the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the scheduled payment date.

MARKET RATE RESET

      The reset rate will be equal to the sum of the reset spread and the rate of interest on the applicable benchmark treasury in effect on the reset date, and will be determined by the reset agent. If the reset date is on or prior to the tenth business day before August 17, 2004, the reset rate will be the rate determined by the reset agent as the rate the notes should bear in order for the notes included in corporate units to have an approximate aggregate market value on the reset date of 100.5% of the treasury portfolio purchase price described under "Description of the Purchase Contracts--Remarketing." If the reset date is on the third business day before August 17, 2004, the reset rate will be the rate determined by the reset agent as the rate the notes should bear in order for the notes to have an approximate market value of 100.5% of the principal amount of the notes. The reset rate will in no event exceed the maximum rate permitted by applicable law.

      The "applicable benchmark treasury " means direct obligations of the United States, as agreed upon by us and the reset agent, which may be obligations traded on a when-issued basis only, having a maturity comparable to the remaining term to maturity of the notes. The rate for the applicable benchmark treasury will be the bid side rate displayed at 10:00 A.M., New York City time, on the reset date in the Telerate system (or if the Telerate system is no longer available on that date or, in the opinion of the reset agent, after consultation with us, no longer an appropriate system from which to obtain the rate, such other nationally recognized quotation system as, in the opinion of the reset agent, after consultation with us, is appropriate). If this rate is not so displayed, the rate for the applicable benchmark treasury will be, as calculated by the reset agent, the yield to maturity for the applicable benchmark treasury, expressed as a bond equivalent on the basis of a year of 365 days or 366 days, as applicable, and applied on a daily basis, and computed by taking the arithmetic mean of the secondary market bid rates, as of 10:30 A.M., New York City time, on the reset date of three leading United States government securities dealers selected by the reset agent after consultation with us (which may include the reset agent or an affiliate thereof). The reset agent will be a nationally recognized independent investment banking firm selected by us.

      On the tenth business day before the reset effective date, the applicable benchmark treasury to be used to determine the reset rate on the reset date will be selected, the reset spread to be added to the rate on the applicable benchmark treasury in effect on the reset date will be established by the reset agent and the reset spread and the applicable benchmark treasury will be announced by us or Sprint Capital (the "reset announcement date"). We or Sprint Capital will cause a notice of the reset spread and the applicable benchmark treasury to be published on the business day following the reset announcement date by publication in a daily newspaper in the English language of general circulation in New York City, which is expected to be THE WALL STREET JOURNAL. Sprint Capital will request, not later than seven nor more than 15 calendar days before the reset announcement date, that the depositary notify its participants holding notes, corporate units or treasury units of the reset announcement date and of the procedures that must be followed if any owner of corporate units wishes to settle the related purchase contract with cash on the business day before August 17, 2004.

OPTIONAL REMARKETING

      On or prior to the third business day before any remarketing date, but no earlier than the payment date before such remarketing date, holders of notes that are not components of corporate units may elect to have their notes remarketed in the same manner as notes that are components of corporate units by delivering their notes along with a notice of this election to the applicable collateral agent. The applicable collateral agent will hold the notes in an account separate from the collateral account in which the pledged securities will be held. Holders of notes electing to have their notes remarketed will also have the right to withdraw the election on or prior to the fifth business day before the date of any remarketing.

      If the initial remarketing fails and we proceed with any subsequent remarketing, then, in the case of any such subsequent remarketing, the remarketing agent will notify all holders of notes that are not components of corporate units of the date of the subsequent remarketing as soon as practical, but no later than three business days before the date of the subsequent remarketing. Holders of notes may elect to have their notes remarketed in the same manner as the notes that are components of corporate units by delivering their notes along with a notice of this election to the applicable collateral agent no later than two business days following notice from the remarketing agent. As a consequence of the shorter notice period for any subsequent remarketing, it may be more difficult for a holder of separate notes to participate.

PUT OPTION UPON A FAILED FINAL REMARKETING

      If the final remarketing of the notes on the third business day before August 17, 2004 has occurred and has resulted in a failed remarketing, holders of notes following August 17, 2004 will have the right to put the notes to Sprint Capital on September 30, 2004, upon at least three business days' prior notice, at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any.

TAX EVENT REDEMPTION

      If a tax event, as defined below, occurs and is continuing, Sprint Capital may, at its option, redeem all of the outstanding notes (whether underlying corporate units or otherwise) in whole, but not in part, at any time at a price, which we refer to as the redemption price, equal to, for each note, the redemption amount described below plus accrued and unpaid interest, if any, to the date of redemption. Installments of interest on notes which are due and payable on or before a redemption date will be payable to the holders of the notes registered as such at the close of business on the relevant record dates. If the tax event redemption occurs before August 17, 2004 or any earlier successful remarketing, the redemption price of the notes forming a part of the corporate units will be distributed to the collateral agent, who in turn will purchase the treasury portfolio described below on behalf of the holders of corporate units and remit the remainder of the redemption price, if any, to the purchase contract agent for payment to the holders. The treasury portfolio will be substituted for the notes and will be pledged to the collateral agent to secure the corporate units holders' obligations to purchase PCS common stock under the purchase contracts. If, following the occurrence of a tax event on or after August 17, 2004 or any earlier successful remarketing, Sprint Capital exercises the option to redeem the notes, the proceeds of the redemption will be payable in cash to the holders of the notes. A holder of a note that is not part of a corporate unit will directly receive the redemption amount attributable to such note.

      "Tax event" means our receipt of an opinion of nationally recognized independent tax counsel experienced in such matters (which may be King & Spalding) to the effect that there is more than an insubstantial risk that interest or original issue discount paid or accrued by Sprint Capital on the notes would not be deductible, in whole or in part, by Sprint Capital for United States federal income tax purposes as a result of any amendment to, change in, or announced proposed change in, the laws, or any regulations thereunder, of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, any amendment to or change in an interpretation or application of any such laws or regulations by any legislative body, court, governmental agency or regulatory authority or any interpretation or pronouncement that provides for a position with respect to any such laws or regulations that differs from the generally accepted position on the date of this prospectus supplement, which amendment, change or proposed change is effective or which interpretation or pronouncement is announced on or after the date of this prospectus supplement.

      The treasury portfolio to be purchased on behalf of the holders of corporate units as a result of a tax event redemption will consist of interest or principal strips of treasury securities which mature on or before August 15, 2004 in an aggregate amount equal to the aggregate principal amount of the notes included in corporate units and, with respect to each scheduled interest payment date on the notes that occurs after the redemption date and on or before August 17, 2004, interest or principal strips of treasury securities which mature on or before that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on the aggregate principal amount of the notes on that date if the interest rate of the notes was not reset on the applicable reset date.

      Solely for purposes of determining the treasury portfolio price in the case of a redemption date occurring on or after August 17, 2004 or an earlier successful remarketing, "treasury portfolio" shall mean a portfolio of zero-coupon U.S. treasury securities consisting of principal or interest strips of U.S. treasury securities which mature on or before August 15, 2006 in an aggregate amount equal to the aggregate principal amount of the notes outstanding on the redemption date and, with respect to each scheduled interest payment date on the notes that occurs after the redemption date, interest or principal strips of U.S. treasury securities which mature on or before that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on the aggregate principal amount of the notes outstanding on the redemption date if the interest rate of the notes was not reset on the applicable reset date.

      "Redemption amount" means in the case of a tax event redemption occurring before August 17, 2004 or an earlier successful remarketing, for each note the product of the principal amount of the note and a fraction whose numerator is the treasury portfolio purchase price and whose denominator is the aggregate principal amount of notes included in corporate units, and in the case of a tax event redemption occurring on or after August 17, 2004 or an earlier successful remarketing, for each note the product of the principal amount of the note and a fraction whose numerator is the treasury portfolio purchase price and whose denominator is the aggregate principal amount of the notes outstanding on the redemption date.

      "Treasury portfolio purchase price" means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day before the redemption date for the purchase of the treasury portfolio for settlement on the redemption date.

      "Quotation agent" means any of J.P. Morgan Securities Inc., Merrill Lynch Government Securities, Inc. or UBS Warburg LLC or their respective successors or any other primary U.S. government securities dealer in New York City selected by us or Sprint Capital.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of notes to be redeemed at its registered address. Unless Sprint Capital defaults in payment of the redemption price, on and after the redemption date interest shall cease to accrue on the notes. In the event any notes are called for redemption, neither Sprint Capital nor the trustee will be required to register the transfer of or exchange the notes to be redeemed.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

      We will not merge, consolidate or consummate any other business combination with any other entity or sell, assign, transfer, lease or convey all or substantially all of our assets and properties to any person or entity, unless:

            (1) we are the continuing corporation or the successor entity or its parent expressly assumes our obligations under the guarantees of the notes, and

            (2) we or the successor entity or its parent, as applicable, is not, immediately after the merger, consolidation, sale, assignment, transfer, lease or conveyance, in default of our obligations under the guarantees of the notes.

ASSIGNMENT

      Under the notes and the guarantees, in connection with a proposed spin-off, split-off, split-up or other transaction involving the distribution or transfer of a significant portion of our assets and liabilities to holders of any class of our common stock, we and Sprint Capital have the right to assign our obligations to any entity that, at the time of or immediately before the effective time of the assignment, is an affiliate of our company provided:

            (1) it is a corporation organized and existing under the laws of the United States of America or a U.S. state or the District of Columbia and it is expressly assumes our respective obligations under the notes and the guarantees of the notes;

            (2) it is not, immediately after the assignment, in default of the payment obligations or other material obligations under the notes or the guarantees of the notes; and

            (3) immediately after the assignment, the notes still have a credit rating equal to or higher than the credit rating applicable to the notes immediately before the assignment, which credit rating will have been assigned by either Moody's Investors Service, Inc., or any successor to its rating agency business, or Standard & Poor's Ratings Group, Inc., or any successor to its rating agency business.

      We will give at least 30 days' notice to holders of notes of any proposed assignment.

BOOK-ENTRY AND SETTLEMENT

      Notes which are released from the pledge following substitution or early settlement will be issued in the form of one or more global certificates, which we refer to as global securities, registered in the name of the depositary or its nominee. Except under the limited circumstances described below or except upon recreation of corporate units, notes represented by the global securities will not be exchangeable for, and will not otherwise be issuable as, notes in certificated form. The global securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

      The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in such a global security.

      Except as provided below, owners of beneficial interests in such a global security will not be entitled to receive physical delivery of notes in certificated form and will be not be considered the holders (as defined in the Sprint Capital indenture) of the notes for any purpose under the Sprint Capital indenture, and no global security representing notes will be exchangeable, except for another global security of like denomination and tenor to be registered in the name of the depositary or its nominee or a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the depositary or if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a holder under the applicable indenture.

      In the event that:

       . the depositary notifies Sprint Capital that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice, or

       . the depositary at any time ceases to be a clearing agency registered under the Securities Exchange Act at a time the depositary is required to be so registered to act as the depositary and no successor depositary has been appointed within 90 days after Sprint Capital learns that the depositary has ceased to be so registered, or

       . Sprint Capital determines in its sole discretion that Sprint Capital will no longer have debt securities represented by global securities or permit any of the global security certificates to be exchangeable or an event of default under the Sprint Capital indenture has occurred and is continuing, then certificates for the notes will be printed and delivered in exchange for beneficial interests in the global security certificates. Any global note that is exchangeable pursuant to the preceding sentence shall be exchangeable for note certificates registered in the names directed by the depositary. Sprint Capital expects that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of certain of the material United States federal income tax consequences of the purchase, ownership and disposition of the equity units, notes and PCS common stock acquired under a purchase contract. Unless otherwise stated, this summary deals only with equity units, notes and PCS common stock held as capital assets (generally, assets held for investment) by holders that are U.S. persons (defined below) that purchase equity units upon original issuance for the issue price of $25 per unit. The tax treatment of a holder may vary depending on that holder's particular situation. This summary does not address all of the tax consequences that may be relevant to holders that may be subject to special tax treatment such as, for example, insurance companies, broker dealers, tax-exempt organizations, foreign taxpayers, regulated investment companies, persons holding equity units, notes, or shares of PCS common stock as part of a straddle, hedge, conversion transaction or other integrated investment, persons holding equity units, notes or shares of PCS common stock through a partnership or other pass-through entity and persons whose functional currency is not the U.S. dollar. In addition, this summary does not address any aspects of state, local, or foreign tax laws. This summary is based on the United States federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, which are subject to change or differing interpretations, possibly on a retroactive basis. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, OWNING, AND DISPOSING OF THE EQUITY UNITS, NOTES OR PCS COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

      No statutory, administrative or judicial authority directly addresses the treatment of equity units or instruments similar to equity units for United States federal income tax purposes. As a result, no assurance can be given that the IRS will agree with the tax consequences described below.

      For purposes of this summary, the term "U.S. person" means:

       . a person who is a citizen or resident of the United States, as determined for United States federal income tax purposes,

       . a legal entity (1) created or organized in or under the laws of the United States, any state in the United States or the District of Columbia and (2) treated as a corporation for United States federal income tax purposes,

       . an estate the income of which is subject to United States federal income taxation regardless of its source, or

       . a trust if (1) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or (2) such trust has in effect a valid election to be treated as a domestic trust for United States federal income tax purposes.

EQUITY UNITS

      ALLOCATION OF ISSUE PRICE. The issue price of each corporate unit will be allocated between the note and the purchase contract in proportion to their relative fair market values at the time of issuance, and this allocation will establish your initial tax basis in the note and the purchase contract. We will report the fair market value of each note as $25 and the fair market value of each purchase contract as $0, which will be binding on you (but not on the IRS) unless you explicitly disclose a contrary allocation on a statement attached to your timely filed United States federal income tax return for the taxable year in which you acquire the corporate unit. Thus, absent such disclosure, you should allocate the issue price for a corporate unit in accordance with the foregoing. The remainder of this discussion assumes that this allocation will be respected for United States federal income tax purposes.

      OWNERSHIP OF NOTES OR U.S. TREASURY SECURITIES. You will be treated as owning the notes constituting a part of the corporate units, or the treasury securities constituting a part of the treasury units, as applicable, for United States federal income tax purposes. By virtue of your acquisition of equity units, you agree to treat yourself as owning the notes or treasury securities constituting a part of the equity units for United States federal income tax purposes, and the remainder of this summary assumes such treatment. The United States federal income tax consequences of owning the notes or treasury securities are discussed below. See "--Notes," "--U.S. Treasury Securities" and "--Remarketing and Tax Event Redemption of Notes".

      SALES, EXCHANGES OR OTHER TAXABLE DISPOSITIONS OF EQUITY UNITS. If you sell, exchange or otherwise dispose of equity units in a taxable disposition (collectively, a "DISPOSITION"), you will be treated as having sold, exchanged or disposed of each of the purchase contract and the notes, the treasury portfolio or the treasury securities that constitute such equity units, and the proceeds realized on such disposition would be allocated among the purchase contract and the notes, the treasury portfolio or the treasury securities in proportion to their respective fair market values. As a result, you generally will recognize gain or loss equal to the difference between the portion of the proceeds you receive which are allocable to the purchase contract and the notes, the treasury portfolio or treasury securities, as the case may be, and your adjusted tax basis in the purchase contract and the notes, the treasury portfolio or treasury securities, except to the extent that you are treated as receiving an amount with respect to accrued acquisition discount on the treasury portfolio or the treasury securities, which amount will be treated as ordinary income, or to the extent you are treated as receiving an amount with respect to accrued contract adjustment payments or deferred contract adjustment payments, which may be treated as ordinary income, in each case to the extent not previously included in income. In the case of the purchase contract, the treasury portfolio and the treasury securities, such gain or loss will generally be capital gain or loss, and such gain or loss generally will be long-term capital gain or loss if you held such component of your equity units for more than one year immediately prior to such disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. The rules governing the determination of the character of gain or loss on the disposition of the notes are summarized under "--Notes--Sales, Exchanges or Other Taxable Dispositions of Notes."

      If the disposition of an equity unit occurs when the purchase contract has negative value, you should be considered to have received additional consideration for the notes, treasury portfolio or treasury securities, as the case may be, in an amount equal to such negative value and to have paid such amount to be released from your obligation under the purchase contract. Because, as discussed below, any gain on the disposition of notes before the purchase contract settlement date generally will be treated as ordinary interest income for United States federal income tax purposes, the ability to offset such interest income with a loss on the purchase contract may be limited. You should consult your tax advisor regarding a disposition of an equity unit at a time when the purchase contract has negative value.

      In determining gain or loss, contract adjustment payments or deferred contract adjustment payments that you have received but have not included in your income previously should either reduce your adjusted tax basis in the purchase contract or result in an increase in the amount realized on the disposition of the purchase contract. Any contract adjustment payments or deferred contract adjustment payments that you previously have included in your income but have not received should increase your adjusted tax basis in the purchase contract. See "Purchase Contracts--Contract Adjustment Payments and Deferred Contract Adjustment Payments" below.

NOTES

      The discussion in this section will apply to you if you hold corporate units or notes.

      CLASSIFICATION OF THE NOTES. In connection with the issuance of the notes, King & Spalding, our counsel, will deliver an opinion that, under current law, and based on certain representations, facts and assumptions set forth in such opinion, the notes will be classified as indebtedness for United States federal income tax purposes. By virtue of your acquisition of corporate units, you agree to treat the notes as indebtedness for United States federal income tax purposes.

      ORIGINAL ISSUE DISCOUNT. Because of the manner in which the interest rate on the notes is reset, the notes should be classified as contingent payment debt instruments subject to the "noncontingent bond method" for accruing original issue discount, as set forth in the applicable U.S. Treasury regulations. We intend to treat the notes as such, and the remainder of this discussion assumes that the notes will be so treated. As discussed more fully below, the effects of applying such method will be:

       . to require you to accrue original issue discount on the notes on a constant yield basis, regardless of your usual method of tax accounting,

       . for all accrual periods through May 17, 2004, to require you to accrue original issue discount in excess of the stated interest payments on the notes, and

       . to result in the treatment of all or a portion of any gain or loss on the sale, exchange or other disposition of the notes as ordinary income or loss rather than capital gain or loss. See "--Sales, Exchanges or Other Taxable Dispositions of Notes."

      You will be required to accrue original issue discount on a constant yield-to-maturity basis based on the comparable yield of the notes. The comparable yield of the notes generally will be the rate at which we would issue a fixed rate debt instrument with terms and conditions similar to the notes (which rate will exceed the current interest payments on the notes). We
have determined that the comparable yield is   % and the projected payments for
the notes per $25 of principal amount are $    on    , 2001, $   for each
subsequent quarter ending on or before May 17, 2004, and $   for each quarter
ending after May 17, 2004. We also have determined that the projected payment
for the notes, per $     of principal amount, at the maturity date is $
(which includes the stated principal amount of the notes as well as the final projected interest payment). The amount of original issue discount on a note for each accrual period is determined by multiplying the comparable yield of the note (adjusted for the length of the accrual period) by the note's adjusted issue price at the beginning of the accrual period. Based on the allocation of the issue price of each corporate unit described above, the adjusted issue price of each note, per $25 of principal amount, at the beginning of the first accrual period will be $25, and the adjusted issue price of each note at the beginning of each subsequent accrual period will be equal to $25, increased by any original issue discount previously accrued on such note and decreased by the amount of any projected payments on such note through that date. The amount of original issue discount so determined will then be allocated on a ratable basis to each day in the accrual period that you hold the note.

      We have provided the foregoing comparable yield and projected payment schedule solely for computing taxable income under the noncontingent bond method for United States federal income tax purposes. It does not constitute a projection or representation as to the amounts that you will actually receive as a result of owning notes or corporate units.

      If after May 17, 2004, the remaining amounts of principal and interest payable on the notes differ from the payments set forth on the foregoing projected payment schedule, you should take into account negative or positive adjustments reflecting such difference as adjustments to interest income in a reasonable manner over the period to which they relate. We expect to account for any such difference with respect to a period as an adjustment for that period.

      In general, you are bound by the comparable yield and projected payment schedule that we provide unless either is unreasonable. If you decide to use your own comparable yield and projected payment schedule, you must explicitly disclose this fact and the reason that you have used your own comparable yield and projected payment schedule. In general, this disclosure must be made on a statement attached to your timely filed United States federal income tax return for the taxable year in which you acquired the note.

      ADJUSTMENT TO TAX BASIS IN NOTES. Your tax basis in a note will be increased by the amount of original issue discount included in income with respect to the note and decreased by the amount of projected payments with respect to the note through the computation date.

      SALES, EXCHANGES OR OTHER TAXABLE DISPOSITIONS OF NOTES. You will recognize gain or loss on a disposition of a note (including a redemption for cash or the remarketing thereof) in an amount equal to the difference between your amount realized and your adjusted tax basis in the note. Your selling expenses, including a proportionate share of the remarketing fee, will reduce the amount of gain or increase the amount of loss you recognize upon a disposition of a note. Gain recognized on the disposition of a note before the date that is six months after the reset date will be treated as ordinary interest income. Loss recognized on the disposition of a note before that date will be treated as ordinary loss to the extent of your prior inclusions of original issue discount on the note. Any loss in excess of that amount will be treated as a capital loss. In general, gain recognized on the disposition of a note on or after the date that is six months after the reset date will be ordinary interest income to the extent attributable to any excess of the total remaining principal and interest payments due on the note over the total remaining payments set forth on the projected payment schedule for the note. Any gain recognized in excess of such amount and any loss recognized on such a disposition will generally be treated as a capital gain or loss. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

      In the event that we engage in a spin-off, split-off, split-up or other transaction involving the distribution or transfer of a significant portion of our assets and liabilities to holders of any class of our common stock, Sprint Capital's obligations under the notes may be assumed by an affiliate of our company. This assumption of the notes, or any related change in the guarantee arrangements, could result in a "significant modification" of the notes within the meaning of the applicable Treasury Regulations under Section 1001 of the Internal Revenue Code unless the conditions specified in these regulations are satisfied. If these conditions are not satisfied and a significant modification is deemed to occur as a result of the transaction, the holders of notes would be deemed to have exchanged their notes for new notes in a taxable transaction, and they would recognize gain or loss on this deemed exchange equal to the difference, if any, between a holder's tax basis in the notes and the adjusted issue price of the new notes received in the exchange.

U.S. TREASURY SECURITIES

      The discussion in this section will apply to you if you hold treasury units or treasury securities.

      ORIGINAL ISSUE DISCOUNT; ACQUISITION DISCOUNT. If you hold treasury units, you will be required to treat your ownership interest in the treasury securities comprising a treasury unit as an interest in a bond that was originally issued on the date you acquired the treasury securities. Any such treasury securities that are owned or treated as owned by you will have original issue discount equal to the excess of the amount payable at maturity of such treasury securities over the purchase price thereof, or, in the case of "short-term treasury securities" (as defined below), will have "acquisition discount" equal to such excess. You will be required to include any original issue discount (on treasury securities other than short-term treasury securities) in income on a constant yield-to-maturity basis over the period between the purchase date of the treasury securities and the maturity date of the treasury securities, regardless of your method of tax accounting and in advance of the receipt of cash attributable to such original issue discount. Your adjusted tax basis in the U.S. treasury securities will be increased by the original issue discount included in your gross income.

      In the case of any treasury security with a maturity of one year or less from the date of its issue (a "short-term treasury security"), you generally will be required to include the acquisition discount in income as it accrues only if you are an accrual basis taxpayer. In that event, you would accrue such acquisition discount on a straight-line basis, unless you make an election to accrue the acquisition discount on a constant yield-to-maturity basis.

      SALES, EXCHANGES OR OTHER TAXABLE DISPOSITIONS OF TREASURY SECURITIES. As discussed below, in the event that you obtain the release of treasury securities by delivering notes to the collateral agent, you generally will not recognize gain or loss upon such substitution. You will recognize gain or loss on a subsequent disposition of the treasury securities in an amount equal to the difference between the amount you realized on such disposition and your adjusted tax basis in the treasury securities. The gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if you held such treasury securities for more than one year. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

PURCHASE CONTRACTS

      CONTRACT ADJUSTMENT PAYMENTS AND DEFERRED CONTRACT ADJUSTMENT PAYMENTS. There is no direct authority addressing the treatment, under current law, of the contract adjustment payments or deferred contract adjustment payments, and such treatment, therefore, is unclear. Contract adjustment payments and deferred contract adjustment payments may constitute taxable ordinary income to you when received or accrued, in accordance with your regular method of tax accounting. To the extent we are required to file information returns with respect to contract adjustment payments or deferred contract adjustment payments, we intend to report these payments as taxable ordinary income to you. You should consult your tax advisor concerning the treatment of contract adjustment payments and deferred contract adjustment payments, including the possibility that any contract adjustment payment or deferred contract adjustment payment may be treated as a loan, purchase price adjustment, rebate or payment analogous to an option premium, rather than being includible in income on a current basis.

      The treatment of contract adjustment payments and deferred contract adjustment payments could affect your adjusted tax basis in a purchase contract or PCS common stock received under a purchase contract or the amount you realized on the sale or disposition of an equity unit or the termination of a purchase contract. In particular, any contract adjustment payments or deferred contract adjustment payments

       . which have been included in your income, but which have not been paid to you, should increase your adjusted tax basis in the purchase contract, and

       . which have been paid to you, but which have not been included in your income, should either reduce your adjusted tax basis in the purchase contract or result in an increase in the amount realized on the disposition of the purchase contract. See "--Acquisition of PCS Common Stock Under a Purchase Contract," "Equity Units--Sales, Exchanges or Other Taxable Dispositions of Equity Units" and "--Termination of Purchase Contract".

      ACQUISITION OF PCS COMMON STOCK UNDER A PURCHASE CONTRACT. You generally will not recognize gain or loss on the purchase of PCS common stock under a purchase contract, except with respect to any cash paid to you in lieu of a fractional share of stock. Your aggregate initial tax basis in the PCS common stock received under a purchase contract generally should equal the purchase price paid for such PCS common stock, plus your adjusted tax basis in the purchase contract, if any, less the portion of this purchase price and adjusted tax basis allocable to the fractional share. The holding period for PCS common stock received under a purchase contract will commence on the day following the acquisition of the stock.

      OWNERSHIP OF PCS COMMON STOCK ACQUIRED UNDER THE PURCHASE CONTRACT. Any distribution on PCS common stock that we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will constitute a dividend and will be includible in your gross income. Any such dividend will be eligible for the dividends received deduction if you are an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction.

      Upon a disposition of PCS common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the stock. Such capital gain or loss generally will be long-term capital gain or loss if you held the stock for more than one year. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

      EARLY SETTLEMENT OF PURCHASE CONTRACT. You will not recognize gain or loss on the receipt of your proportionate share of notes, treasury securities or the treasury portfolio upon early settlement of a purchase contract, and you will have the same adjusted tax basis in the notes, treasury securities or the treasury portfolio as before the early settlement.

      TERMINATION OF PURCHASE CONTRACT. If a purchase contract terminates, you will recognize gain or loss equal to the difference between the amount realized (if any) upon the termination and your adjusted tax basis (if any) in the purchase contract at the time of the termination. In general, the gain or loss will be capital gain or loss and will be long-term capital gain or loss if you held the purchase contract for more than one year immediately before to such termination. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. You will not recognize gain or loss on the receipt of your proportionate share of the notes, treasury securities or treasury portfolio upon termination of the purchase contract, and you will have the same adjusted tax basis in the notes, treasury securities or treasury portfolio as before such distribution.

      ADJUSTMENT TO SETTLEMENT RATE. You might be treated as receiving a constructive dividend distribution from us if:

       . the settlement rate is adjusted and, as a result of this adjustment, the proportionate interest of holders of equity units in our assets or earnings and profits is increased and

       . the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula.

      An adjustment in the settlement rate would not be considered made pursuant to such a formula if the adjustment were made to compensate you for certain taxable distributions with respect to the PCS common stock. Thus, under certain circumstances, an increase in the settlement rate might give rise to a taxable dividend to you even though you would not receive any cash related to the increase.

      ASSIGNMENT OF PURCHASE CONTRACTS. In the event that we engage in a spin-off, split-off, split-up or other transaction involving the distribution or transfer of a significant portion of our assets and liabilities to holders of any class of our common stock, our obligations under the purchase contracts may be assigned to an affiliate of our company. Unless the transaction in which the assignment occurs qualifies as a tax-free distribution described in section 355 of the Internal Revenue Code, holders of purchase contracts would be treated as having exchanged their purchase contracts for new purchase contracts in a taxable transaction. In that event, you would recognize capital gain or loss in an amount equal to the difference, if any, between the fair market value of the new purchase contract and your adjusted tax basis in the old purchase contract, except to the extent you are treated as receiving an amount with respect to accrued contract adjustment payments or deferred contract adjustment payments, which may be treated as ordinary income to the extent not previously included in income.

SUBSTITUTION OF TREASURY SECURITIES TO CREATE OR RECREATE TREASURY UNITS

      If you hold corporate units and deliver treasury securities to the collateral agent in substitution for notes, you generally will not recognize gain or loss upon your delivery of the treasury securities or your receipt of the notes. You will continue to take into account items of income or deduction otherwise includible or deductible, respectively, by you with respect to the treasury securities and notes, and your adjusted tax bases in the treasury securities, the notes and the purchase contract will not be affected by such delivery and release.

SUBSTITUTION OF NOTES TO RECREATE CORPORATE UNITS

      If you hold treasury units and deliver notes to the collateral agent in substitution for treasury securities, you generally will not recognize gain or loss upon your delivery of such notes or your receipt of the treasury securities. You will continue to take into account items of income or deduction otherwise includible or deductible, respectively, by you with respect to such treasury securities and notes, and your adjusted tax bases in the treasury securities, the notes and the purchase contract will not be affected by such delivery and release.

REMARKETING AND TAX EVENT REDEMPTION OF NOTES

      A remarketing or tax event redemption will be a taxable event for holders of notes and will be subject to tax in the manner described under "Notes--Sales, Exchanges or Other Taxable Dispositions of Notes."

      OWNERSHIP OF U.S. TREASURY PORTFOLIO. Following a remarketing of the notes on the third business day preceding August 17, 2004, or a tax event redemption before the purchase contract settlement date, we and, by virtue of your acquisition of corporate units, you agree to treat the treasury portfolio constituting a part of your corporate units as owned by you for United States federal income tax purposes. The remainder of this summary assumes such treatment.

      ORIGINAL ISSUE DISCOUNT; ACQUISITION DISCOUNT. For United States federal income tax purposes, you will be required to treat your pro rata portion of each treasury security in the treasury portfolio as a bond that was originally issued on the date the collateral agent acquired the relevant treasury securities and that has original issue discount (or, in the case of short-term treasury securities, acquisition discount) equal to your pro rata portion of the excess of the amounts payable on such treasury securities over the purchase price of the treasury securities at the time the collateral agent acquires them on your behalf. In the case of treasury securities other than short-term treasury securities, you will be required to include the original issue discount in income for United States federal income tax purposes as it accrues on a constant yield to maturity basis, regardless of your regular method of tax accounting. The amount of this excess will constitute only a portion of the total amounts payable in respect of the Treasury portfolio. Consequently, a portion of each scheduled interest payment to you will be treated as a return of your investment in the treasury portfolio and will not be considered current income for United States federal income tax purposes.

      With respect to any short-term treasury securities, you generally will be required to include the acquisition discount in income as it accrues only if you are an accrual basis taxpayer. In that case, you generally would accrue such acquisition discount on a straight-line basis, unless you make an election to accrue the acquisition discount on a constant yield-to-maturity basis.

      TAX BASIS OF THE U.S. TREASURY PORTFOLIO. The initial tax basis of your applicable ownership interest in the treasury portfolio will equal your pro rata portion of the amount paid by the collateral agent for the treasury portfolio. Your adjusted tax basis in the treasury portfolio will be increased by the amount of original issue discount or acquisition discount included in income with respect thereto and decreased by the amount of cash received in respect of the treasury portfolio.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

      Unless you are an exempt recipient (such as a corporation), interest, original issue discount, acquisition discount, contract adjustment payments or deferred contract adjustment payments, and dividends received on, and proceeds received from the sale of, equity units, notes, purchase contracts, treasury securities, the treasury portfolio, or PCS common stock, may be subject to information reporting and also may be subject to United States federal backup withholding tax a rate equal to the fourth lowest income tax rate applicable to individuals (which is 30.5% for 2001, 30.0% for 2002 and 2003, 29.0% for 2004,
and 28.0% for 2006), if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable United States information reporting or certification requirements.

      Any amounts withheld under the backup withholding rules will be allowed as a credit against your United States federal income tax liability, provided that you furnish the required information to the IRS.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
                         TO NON-UNITED STATES HOLDERS

      The following discussion applies to you if you are a holder other than a U.S. person as defined in the third paragraph of "Certain Federal Income Tax Consequences" above. Special rules may apply to you or your shareholders if you are a "controlled foreign corporation", "passive foreign investment company" or "foreign personal holding company," and you should consult your own tax advisor to determine the United States federal, state, local and other tax consequences that may be relevant to you.

      UNITED STATES FEDERAL WITHHOLDING TAX. The 30% United States federal withholding tax should not apply to any payment of principal or interest (including original issue discount or acquisition discount) on the notes, U.S. treasury securities or U.S. treasury portfolio, provided that:

       . you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the U.S. Internal Revenue Code and the U.S. treasury regulations;

       . you are not a controlled foreign corporation that is related to us through stock ownership;

       . you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the U.S. Internal Revenue Code; and

       . you provide your name and address on an IRS Form W-8BEN (or a successor form), and certify, under penalties of perjury, that you are not a United States person; or a qualified intermediary holding the equity units on your behalf provides us with a Form W-8IMY that among other things, certifies that it has determined that you are not a U.S. person.

WE DO NOT INTEND TO WITHHOLD ON PAYMENTS OF PRINCIPAL AND INTEREST IF THESE REQUIREMENTS ARE MET.

      We generally will withhold tax at a rate of 30% on any dividends paid on the shares of PCS common stock acquired under the purchase contract and on the contract adjustment payments made with respect to the purchase contract. If a treaty applies, however, you may be eligible for a reduced rate of withholding. Similarly, contract adjustment payments or dividends that are effectively connected with your conduct of a trade or business within the United States (or, where a tax treaty applies, are attributable to a United States permanent establishment that you maintain), are not subject to the withholding tax, but instead are subject to United States federal income tax, as described below. In order to claim any such exemption or reduction in the 30% withholding tax, you should provide a properly executed IRS Form W-8BEN (or a suitable substitute form) claiming a reduction of or an exemption from withholding under an applicable tax treaty or IRS Form W-8ECI (or a suitable substitute form) stating that such payments are not subject to withholding because they are effectively connected with your conduct of a trade or business in the United States.

      In general, the 30% U.S. federal withholding tax will not apply to any gain or income that you realize on the sale, exchange, or other disposition of the equity units, notes, purchase contracts, U.S. treasury securities or PCS common stock acquired under the purchase contracts.

      In general, no backup withholding will be required with respect to payments we make with respect to the equity units, the notes, or the contract adjustment payments if the certification requirements described above have been satisfied and we do not have actual knowledge or reason to know that you are a U.S. person. In addition, no backup withholding will be required on the proceeds of the sale of equity units, notes, U.S. treasury securities and PCS common stock made within the United States or conducted through certain United States financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person or you otherwise establish an exemption.

      UNITED STATES FEDERAL INCOME TAX. If you are engaged in a trade or business in the United States (or, if a tax treaty applies, if you maintain a permanent establishment within the United States) and interest (including original issue discount) on the notes, original issue discount or acquisition discount on the U.S. treasury securities, dividends on PCS common stock and, to the extent they constitute taxable income, contract adjustment payments from the purchase contracts are effectively connected with the conduct of that trade or business (or if a treaty applies, of that permanent establishment), you will be subject to United States federal income tax (but not the 30% withholding tax), on such sources of income on a net income basis in the same manner as if you were a U.S. person. In addition, if you are a foreign corporation, you may be subject to an additional branch profits tax at a 30% rate (or such lower rate or exemption as may be specified by an applicable tax treaty).

      Any gain or income realized on the disposition of an equity unit, purchase contract, note, U.S. treasury security or PCS common stock generally will not be subject to United States federal income tax unless:

       . that gain or income is effectively connected with your conduct of a trade or business in the United States;

       . you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

       . in the case of PCS common stock or purchase contracts, we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes.

      We do not believe that we are currently a "U.S. real property holding corporation" for United States federal income tax purposes, although it has not been determined or established whether we will be a U.S. real property holding corporation in the future. In any event, if we were to become a U.S. real property holding corporation, so long as the PCS common stock continues to be regularly traded on an established securities market,

       . you generally would not be subject to U.S. federal income tax on the disposition of PCS common stock if you held (at all times during the five year period preceding the date of disposition) less than five percent of the total outstanding shares of PCS common stock, and

       . you would not be subject to U.S. federal income tax on the disposition of a purchase contract if, on the last day you acquired any purchase contracts, all of the purchase contracts you owned on such day had a fair market value less than the fair market value of five percent of the PCS common stock.

                                 UNDERWRITING

      We intend to offer the corporate units through the underwriters. J. P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Warburg LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the number of corporate units set forth opposite their names below.

                                                           NUMBER OF
                                                           CORPORATE
                    UNDERWRITER                              UNITS
           -----------                                     ---------
           J.P. Morgan Securities Inc.....................
               Merrill Lynch, Pierce, Fenner & Smith
              Incorporated................................
           UBS Warburg LLC................................
           ABN AMRO Rothschild LLC........................
           Banc of America Securities LLC.................
           Credit Suisse First Boston Corporation.........
           Lehman Brothers Inc............................
                                                             -----
                  Total...................................   =====

      The underwriters have agreed to purchase all of the corporate units sold pursuant to the underwriting agreement if any of the corporate units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect to those liabilities.

      The underwriters are offering corporate units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the corporate units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

      The underwriters have advised us that they propose initially to offer the corporate units to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not
in excess of $    per corporate unit. The underwriters may allow, and the
dealers may reallow, a discount not in excess of $    per corporate unit to
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      We expect to incur expenses in connection with this offering, not
including the underwriting discount, of approximately $   .

      The following table shows the per unit and total public offering price, underwriting discount to be paid by us to the underwriters and proceeds before expenses to us. The information is presented assuming either no exercise or full exercise by the underwriters of the overallotment option.

                                    PER
                                 CORPORATE
                                   UNIT    WITHOUT OPTION WITH OPTION
                                 --------- -------------- -----------
Public offering price...........     $           $             $
Underwriting discount...........     $           $             $
Proceeds, before expenses, to us     $           $             $

OVERALLOTMENT OPTION

      We have granted an option to the underwriters to purchase up to an additional 6,000,000 corporate units at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional corporate units proportionate to that underwriter's initial amount reflected in the table above.

NO SALE OF SIMILAR SECURITIES

      We have agreed, with some exceptions, not to, directly or indirectly, without the prior written consent of any two of J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Warburg LLC, on behalf of the underwriters, for a period of 90 days after the date of this prospectus supplement:

       . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of any series of PCS common stock or any securities convertible into or exercisable or exchangeable for shares of any series of PCS common stock; or

       . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the PCS common stock.

      The restrictions described in this paragraph do not apply to:

       . the sale of corporate units, including the purchase contracts to purchase PCS common stock, to the underwriters;

       . any transactions by us in connection with or pursuant to any employee or director benefit plan in effect on the date of this prospectus supplement, our registration of any such transaction or the issuance by us of shares of capital stock under our rights plan in effect on the date of this prospectus supplement;

       . issuances by us of PCS common stock or securities convertible or exchangeable into PCS common stock in connection with acquisitions or mergers or in connection with strategic or other significant investments in which the recipient of such PCS common stock or securities convertible or exchangeable into PCS common stock agrees to be bound by the restrictions described above for a 90-day period;

       . issuance of PCS common stock upon conversion of outstanding shares of preferred stock -- seventh series, convertible, or upon exercise of outstanding warrants to purchase PCS common stock;

       . registrations of PCS common stock for, or issuances of PCS common stock to, Comcast Corporation, Cox Communications, Inc. and Liberty PCS Trust (collectively, the "Cable Partners") upon any exercise of their equity purchase rights or registration rights;

       . issuances or registrations of shares of PCS common stock issuable to or for the benefit of France Telecom, Deutsche Telekom, or any affiliate or third parties in respect of the shares of our Class A common stock held by France Telecom and Deutsche Telekom on the date of this prospectus supplement;

       . treasury units or corporate units to be created or recreated upon substitution of pledged securities, or shares of PCS common stock issuable upon early settlement of the corporate units or the treasury units; and

       . the issuance and sale of PCS common stock in the offering being conducted concurrently with this offering.

      Any two of J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Warburg LLC, in their sole discretion, may jointly release any of the securities subject to these lock-up agreements at any time without notice.

NEW YORK STOCK EXCHANGE LISTING

      The corporate units are a new issue of securities with no established trading market. The PCS common stock is traded on the NYSE under the symbol "PCS," and the corporate units have been approved for listing on the NYSE under the symbol "SDE". We have been advised by the underwriters that they intend to make a market in the securities, but they are not obligated to do so and may discontinue market-making at any time without notice. We and the underwriters can provide no assurance as to the liquidity of, or any trading market for, the securities.

PRICE STABILIZATION AND SHORT POSITIONS

      Until the distribution of the corporate units offered by this prospectus supplement is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing the corporate units or shares of the PCS common stock. However, the representatives may engage in transactions that stabilize the price of the corporate units or the PCS common stock, such as bids or purchases that peg, fix or maintain the price of the corporate units or the PCS common stock.

      In connection with this offering, the representatives may make short sales of our corporate units. Short sales involve the sale by the underwriters, at the time of the offering, of a greater number of corporate units than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising the allotment option or purchasing corporate units in the open market. In determining the source of corporate units to close out the covered short position, the representatives will consider, among other things, the price of corporate units available for purchase in the open market as compared to the price at which they may purchase the corporate units through the overallotment option. Similar to other purchase transactions, purchases by the representatives to cover syndicate short positions may have the effect of raising or maintaining the market price of the corporate units and the PCS common stock or preventing or retarding a decline in the market price of the corporate units and the PCS common stock. As a result, the prices of the corporate units and the PCS common stock may be higher than they would otherwise be in the absence of these transactions.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the corporate units or the

PCS common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

ELECTRONIC PROSPECTUS

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Merrill Lynch will be facilitating distribution for this offering to certain of their internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to their online brokerage customers. An electronic preliminary prospectus supplement is available on the internet website maintained by Merrill Lynch. Other than the preliminary prospectus supplement in electronic format, the information on the Merrill Lynch website is not intended to be part of this prospectus supplement.

OTHER RELATIONSHIPS

      The underwriters and their affiliates have performed certain investment banking, advisory and general financing and banking services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, be customers of, engage in transactions with and perform services for us in the ordinary course of their business. Certain of the underwriters and their affiliates have in the past and may in the future act as lenders in connection with our credit facilities.

                                 LEGAL MATTERS

      Certain legal matters with respect to this offering will be passed upon for us by Thomas A. Gerke, Vice President, Corporate Secretary and Associate General Counsel of our company, and King & Spalding. Certain legal matters relating to the offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York. As of June 30, 2001, Thomas A. Gerke beneficially owned approximately 16,100 shares of PCS common stock and 16,400 shares of FON common stock and had options to purchase in excess of 75,000 shares of PCS common stock and in excess of 135,000 shares of FON common stock.

PROSPECTUS


    [LOGO] Sprint(R)
                              SPRINT CORPORATION
                                                                [LOGO] Sprint(R)
                                                                   Sprint PCS(R)

                                Debt Securities
                                  Guarantees
                   Convertible Subordinated Debt Securities
                          Convertible Preferred Stock
                          PCS Common Stock, Series 1
                           Stock Purchase Contracts
                                 Equity Units


                               -----------------

                          SPRINT CAPITAL CORPORATION

                                Debt Securities
                         unconditionally guaranteed by

                              SPRINT CORPORATION


                               -----------------

   We may offer from time to time debt securities, guarantees, convertible subordinated debt securities, convertible preferred stock, PCS common stock, series 1, stock purchase contracts and equity units, and Sprint Capital Corporation may offer from time to time debt securities unconditionally guaranteed by us, in an aggregate amount not to exceed $4,000,000,000. In addition, one or more of our stockholders may offer from time to time up to 57,000,000 shares of PCS common stock, series 1. We or Sprint Capital Corporation, as the case may be, will provide the specific terms of these securities as applicable in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

   The PCS common stock is intended to track the performance of our PCS group. The PCS common stock is a class of common stock of our company and, accordingly, holders of PCS common stock are subject to all the risks of an equity investment in us and all of our businesses, assets and liabilities.

   The PCS common stock, series 1 is listed on the New York Stock Exchange under the symbol "PCS". Any PCS common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange.

                               -----------------

   Investing in our securities involves risks. See "Risk Factors" beginning on page 6.

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               -----------------


                 The date of this prospectus is July 26, 2001.

                               TABLE OF CONTENTS

About This Prospectus..........................................................................  2
Where You Can Find More Information............................................................  2
Sprint Corporation.............................................................................  4
Sprint Capital Corporation.....................................................................  5
Risk Factors...................................................................................  6
Special Note Regarding Forward-Looking Statements.............................................. 16
Use of Proceeds................................................................................ 16
Ratios of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends 17
Description of Debt Securities................................................................. 19
Description of Convertible Subordinated Debt Securities........................................ 27
Authorized Capital Stock....................................................................... 38
Description of Convertible Preferred Stock..................................................... 39
Description of PCS Common Stock................................................................ 40
Description of Stock Purchase Contracts and Equity Units....................................... 47
Selling Stockholder............................................................................ 48
Plan of Distribution........................................................................... 49
Legal Matters.................................................................................. 51
Experts........................................................................................ 51

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell any combination of the following securities:

    .  debt securities,

    .  guarantees,

    .  convertible subordinated debt securities,

    .  convertible preferred stock,

    .  PCS common stock, series 1,

    .  stock purchase contracts, and

    .  equity units,

and Sprint Capital Corporation, or Sprint Capital, may sell:

    .  debt securities

in one or more offerings up to a total dollar amount of $4,000,000,000. In addition, one or more of our stockholders may from time to time sell up to 57,000,000 shares of PCS common stock, series 1, in one or more offerings. This prospectus provides you with a general description of the securities we or a selling stockholder may sell. Each time we, Sprint Capital or a selling stockholder sell securities, we or Sprint Capital will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the caption "Where You Can Find More Information." We, Sprint Capital or a selling stockholder may only use this prospectus to sell securities if it is accompanied by a prospectus supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

   The SEC allows us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities offered by this prospectus:

   .   Annual Report on Form 10-K/A for the year ended December 31, 2000;

   .   Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

   .   Current Report on Form 8-K filed on February 20, 2001;

   .   Current Report on Form 8-K filed on April 23, 2001;

   .   Current Report on Form 8-K filed on May 16, 2001;

   .   Current Report on Form 8-K filed on July 24, 2001;

   . Amendment No.3 to Form 8-A registering the PCS common stock, series 1 under the Exchange Act, dated and filed on April 18, 2001; and

   . Amendment No.2 to Form 8-A registering the PCS group rights under the Exchange Act, dated and filed on July 26, 1999.

   You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:

       Sprint Corporation
       2330 Shawnee Mission Parkway
       Westwood, Kansas 66205
       (800) 259-3755
       Attention: Investor Relations

   We and Sprint Capital have also filed a registration statement with the SEC relating to the securities described in this prospectus. This prospectus is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we and Sprint Capital filed with the SEC when we and Sprint Capital registered the securities. The registration statement may contain additional information that may be important to you.

   You should rely only on the information contained or incorporated by reference in this prospectus or the applicable prospectus supplement. Neither we nor Sprint Capital have authorized anyone else to provide you with additional or different information. We and Sprint Capital are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

   Unless the context requires otherwise, references to "we," "us," and "our" mean Sprint Corporation and its subsidiaries, including Sprint Capital Corporation and references to Sprint Capital mean Sprint Capital Corporation, our wholly owned finance subsidiary.

                              SPRINT CORPORATION

General

   We are a global communications company and a leader in integrating long-distance, local service and wireless communications. We are also one of the largest carriers of Internet traffic using our tier one Internet protocol network, which provides connectivity to any point on the Internet either through our own network or via direct connections with another backbone provider. We are the nation's third-largest provider of long distance services and operate nationwide, all-digital long distance and tier one Internet protocol networks using fiber-optic and electronic technology. In addition, our local telecommunications division currently serves approximately 8.3 million access lines in 18 states. We also operate the only 100% digital personal communications service, or PCS, wireless network in the United States with licenses to provide service nationwide using a single frequency band and a single technology.

   In November 1998, we allocated all of our assets and liabilities into two groups: the FON group and the PCS group. At the same time, we reclassified each share of our publicly traded common stock into tracking stocks. Each share of common stock was reclassified into one share of FON common stock and 1/2 share of PCS common stock. Our business is divided into four lines of business: the global markets division, the local telecommunications division, the product distribution and directory publishing businesses and the PCS wireless telephony products and services business. The FON group includes the global markets division, the local telecommunications division and the product distribution and directory publishing businesses, and the PCS group includes the PCS wireless telephony products and services business. The PCS common stock is intended to reflect the financial results and economic value of the PCS wireless telephony products and services business. The FON common stock is intended to reflect the financial results and economic value of the global markets division, the local telecommunications division and the product distribution and directory publishing businesses.

   We were incorporated in 1938 under the laws of the State of Kansas. Our principal executive offices are located at 2330 Shawnee Mission Parkway, Westwood, Kansas 66205, and our telephone number is (913) 624-3000.

Characteristics of Tracking Stock

   Our PCS common stock and FON common stock are intended to reflect the performance of the PCS and FON groups. However, they are classes of common stock of our company, not of the group they are intended to track. Accordingly, holders of PCS and FON common stock are subject to all of the risks of an equity investment in us and all of our businesses, assets and liabilities. Shares of PCS or FON common stock do not represent a direct equity or legal interest in the assets and liabilities allocated to either group, but rather represent a direct equity interest in our assets and liabilities as a whole.

   Holders of PCS and FON common stock generally vote as a single class on all matters submitted to a vote of our stockholders, including the election of directors. The vote per share of PCS common stock is different than the vote per share of FON common stock. The FON common stock has one vote per share. The vote per share of the PCS common stock is based on the market price of a share of PCS common stock relative to the market price of a share of FON common stock for a period of time before the record date for a stockholder meeting. See "Description of PCS Common Stock--Voting Rights."

   The market price of the PCS common stock may not accurately reflect the reported financial results and prospects of the PCS group or the dividend policies established by our board with respect to the PCS common stock. The market price of the FON common stock may not accurately reflect the reported financial results and prospects of the FON group or the dividend policies established by our board of directors with respect to the FON common stock. Events affecting our company generally or the results of one group could adversely affect the results of operations of the other group or the market price of the stock tracking the other group. In addition, holders of PCS and FON common stock may have conflicting interests, which could be resolved by our board to the detriment of one group or the other. See "Risk Factors--Risk Factors Relating to Tracking Stocks."

                          SPRINT CAPITAL CORPORATION

   Sprint Capital is a wholly owned subsidiary of our company. We formed Sprint Capital to engage in financing activities to provide funds for use by us and our other subsidiaries, other than the local exchange companies in our local telecommunications division. Sprint Capital raises funds through the sale of debt securities, and then uses the net proceeds to make loans to, or investments in, us or our other subsidiaries, other than the local exchange companies in our local telecommunications division. Sprint Capital does not and will not engage in any other business operations.

   Sprint Capital was incorporated in 1993 under the laws of the State of Delaware. Its principal offices are located at 2330 Shawnee Mission Parkway, Westwood, Kansas 66205, and its telephone number is (913) 624-3000.

                                 RISK FACTORS

   An investment in the securities described in this prospectus involves risks. You should carefully consider the following risk factors and the other information included or incorporated by reference in this prospectus before deciding to invest in the securities.

Risk Factors Relating to our Company

  Any failure by the PCS group to continue the buildout of its network and meet capacity requirements of its customer growth will likely impair its financial performance and negatively impact the market price of the PCS common stock and our other securities.

   The PCS group has additional network buildout and substantial capacity additions to complete. As the PCS group continues the buildout and expansion of its PCS network, it must:

    .  obtain rights to a large number of cell sites;

    . obtain zoning variances or other approvals or permits for network construction and expansion; and

    . build and maintain additional network capacity to satisfy customer growth.

   Network buildout and expansion may not occur as scheduled or at the cost that the PCS group has estimated. The Federal Communications Commission requires certain levels of construction or "buildout" for licensees to retain their PCS licenses. Moreover, delays or failure to add network capacity, or increased costs of adding capacity, could limit our ability to increase the revenues of, or cause a deterioration in the operating margin of, the PCS group or our company as a whole.

   The PCS group expects to continue to supplement its own network buildout through affiliation arrangements with other companies. Under these arrangements, these companies offer PCS services under the Sprint PCS brand name, allow us to retain a portion of collected revenues, and complete network buildout at the affiliates' expense. The related PCS networks are in various stages of network buildout and launch. These companies may not be able to complete and operate their networks.

  Failure to satisfy our substantial capital requirements could cause us to delay or abandon our expansion plans.

   The PCS group and the FON group will continue to require substantial additional capital to continue to expand their businesses. We may not be able to arrange additional financing to fund our capital requirements on terms acceptable to us. Our ability to arrange additional financing will depend upon, among other factors, our financial performance, general economic conditions and prevailing market conditions. Many of these factors are beyond our control. Either of the PCS group's or the FON group's fund raising efforts may adversely affect the other group's ability to raise additional capital. Failure to obtain suitable financing could, among other things, result in the delay or abandonment of the PCS group's expansion plans or the inability of the FON group to continue to expand its business and meet competitive challenges.

  We face intense competition that may reduce our market share and harm our financial performance.

   There is substantial competition in the telecommunications industry. The traditional dividing lines between long distance, local, wireless and Internet services are increasingly becoming blurred. Through mergers and various service integration strategies, major providers, including us, are striving to provide integrated solutions both within and across all geographical markets.

   We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services. We cannot predict which of many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. To the extent we do not keep pace with technological advances or fail to timely respond to changes in competitive factors in our industry, we could lose market share or experience a decline in our revenue and net income.

   PCS group. Each of the markets in which the PCS group competes is served by other two-way wireless service providers, including cellular, enhanced specialized mobile radio and PCS operators and resellers. A majority of markets have five or more commercial mobile radio service providers. Each of the top 50 metropolitan markets has at least two other PCS competitors in addition to two cellular incumbents. Many of these competitors have been operating for a number of years and currently serve a substantial subscriber base. Competition may continue to increase to the extent that licenses are transferred from smaller stand-alone operations to larger, better capitalized and more experienced wireless communications operations. These larger wireless communications operations may be able to offer customers network features not offered by the PCS group. The actions of these larger wireless communications operations could negatively impact the PCS group's customer churn, ability to attract new customers, average revenue per user, cost to acquire customers and operating costs per customer.

   The PCS group relies on agreements with competitors to provide automatic roaming capability to PCS group customers in many of the areas of the United States not covered by the PCS group's network, which primarily serves metropolitan areas. Certain competitors may be able to offer coverage in areas not served by the PCS group's network or may be able to offer roaming rates that are lower than those offered by the PCS group. Certain of our competitors are seeking to reduce access to their networks through actions pending with the Federal Communications Commission. Moreover, the standard for the dominant air interface upon which PCS customers roam is currently being considered for elimination by the Federal Communications Commission as part of a streamlining proceeding. If the Federal Communications Commission eliminates this standard, PCS customers may have difficulty roaming in certain markets.

   Many cellular providers, some of which have an infrastructure in place and have been operating for a number of years, have been upgrading their systems and provide expanded and digital services to compete with the PCS group's services. Many of these wireless providers require their customers to enter into long term contracts, which may make it more difficult for the PCS group to attract these customers away from these wireless providers.

   We anticipate that market prices for two-way wireless voice services and products generally will decline in the future as a result of increased competition. We also expect to face increased competition for access to distribution channels. Consequently, we may be forced to increase advertising and promotion spending. All of this may lead to greater choices for customers, possible consumer confusion and increased industry churn.

   FON group. As the nation's third largest provider of long distance services, the FON group competes with AT&T Corp., or AT&T, and WorldCom, Inc., as well as a host of smaller competitors. A class of new entrants has emerged, such as Qwest Communications International Inc. and Level 3 Communications, Inc., that have built high-capacity fiber-optic networks capable of supporting tremendous amounts of bandwidth. Although these new entrants have not captured a large market share, they and others with a strategy of using Internet-based networks claim certain cost structure advantages which, among other factors, may position them well for the future. In addition, increased competition has forced lower prices for long distance services. The significant increase in capacity resulting from new networks may drive prices down further.

   The Telecommunications Act of 1996 allows the Regional Bell Operating Companies to provide long distance services in their respective regions if certain conditions are met. Verizon Communications Inc. has entered the long distance market in New York and SBC Communications Inc. has entered the long distance market in Texas. Both have been successful in obtaining a significant market share in a short period of time. SBC

Communications Inc. has also recently entered the long distance market in Kansas and Oklahoma and Verizon Communications Inc. has recently entered the long distance market in Massachusetts. A significant portion of the Regional Bell Operating Companies may secure regulatory clearance to offer long distance services in their respective markets in the next 12 months. As the Regional Bell Operating Companies enter the market they should prove to be formidable long distance competitors.

   Because our local telecommunications division operates largely in rural markets, competition in the local division's markets is occurring more gradually. There is already significant competition for business and residential customers in urban areas served by the local telecommunications division of the FON group and for business customers located in most areas. Certain combinations involving competitors may increase competition. In addition, wireless services will continue to grow as an alternative to wireline services as a means of reaching customers.

  Demand for some of our communications products and services has been adversely affected by a downturn in the United States economy as well as changes in the global economy.

   Demand for some of our communications products and services has been adversely affected by a downturn in the United States economy as well as changes in the global economy. A number of the FON group's wholesale customers have struggled financially recently and some have filed for bankruptcy. As a result, we have experienced lower than expected revenues for our wholesale business in recent quarters. In addition, we have lowered our expectations for near-term growth of our web hosting and related businesses due to lower demand. As a result, we have recently reduced our financial forecast for our FON group operations for the remainder of 2001.

   Likewise, a number of our suppliers have recently experienced financial challenges. If they cannot meet their commitments, we would have to use different vendors and this could result in delays, interruptions or additional expenses associated with the upgrade and expansion of our networks and the offering of our products and services.

   If current general economic conditions continue or worsen, the revenues, cash flow and net income of the PCS group, the FON group and our company as a whole could be adversely effected.

  Our substantial leverage will reduce cash flow from operations available to fund our business and may cause a decline in our credit rating and/or limit our ability to raise additional capital.

   We have substantial indebtedness. As of March 31, 2001, we had total outstanding debt of $20.1 billion. We intend to incur additional indebtedness in the future as we implement the business plans of the PCS group and the FON group. In connection with the execution of our business strategies, we are continuously evaluating acquisition opportunities with respect to both the PCS group and the FON group, and we may elect to finance acquisitions by incurring additional indebtedness. We must use a portion of our future cash flow from operations to pay the principal and interest on our indebtedness, which will reduce the funds available for our operations, including capital investments and business expenses. This could hinder our ability to adjust to changing market and economic conditions. If we incur significant additional indebtedness, our credit rating could be adversely affected. As a result, our borrowing costs would likely increase and our access to capital may be adversely affected.

  Any convertible subordinated debt securities will rank behind other indebtedness.

   Any convertible subordinated debt securities will rank behind all of our existing and future senior debt (as defined in the indenture relating to the convertible subordinated debt securities), including debt outstanding under our credit facilities. As of March 31, 2001, we, excluding our subsidiaries, had $16.9 billion of senior debt outstanding (including $86 million of letters of credit and $15.5 billion of guarantees of debt of our subsidiaries). This amount does not include approximately $2.7 billion that we had available to borrow under our credit facilities, all of which would be senior debt if borrowed. In addition, the convertible subordinated debt securities will be effectively subordinated to all of the indebtedness and liabilities, including trade payables, of our subsidiaries. As of March 31, 2001, our subsidiaries had $28.2 billion of indebtedness and other liabilities, including trade payables, outstanding. In the event of our bankruptcy, liquidation or reorganization, our assets will be available to pay our obligations on the convertible subordinated debt securities only after we have repaid all of our senior debt in full. It is possible that sufficient assets would not remain to make full payment on the convertible subordinated debt securities after those payments are made. In addition, the subordination provisions of the indenture provide that we cannot make cash payments on any convertible subordinated debt securities while a payment default is continuing under any of our senior debt. See "Description of Convertible Subordinated Debt Securities--Subordination."

  We are a holding company and, accordingly, will depend on the cash flow of our subsidiaries to satisfy our obligations under our indebtedness.

   We are primarily a holding company and have no material operations, sources of income or assets other than our equity interest in our subsidiaries. Any convertible subordinated debt securities will be exclusively our obligations and will not be guaranteed by any of our subsidiaries. Because substantially all of our operations are conducted by our subsidiaries, our operating cash flow and our ability to service our indebtedness, including any convertible subordinated debt securities, depends upon the cash flow of our subsidiaries and their ability to make transfers to us in the form of loans, dividends or otherwise. If we cannot obtain sufficient funds from our subsidiaries, we may not be able to meet our obligations on the convertible subordinated debt securities.

  The PCS group has a history of operating losses.

   If the PCS group does not achieve and maintain profitability on a timely basis, the PCS group may be unable to make capital expenditures necessary to implement its business plan, meet its debt service requirements or otherwise conduct its business in an effective and competitive manner. This would require us to divert cash from other uses, which may not be possible or may detract from the growth of our PCS and FON groups' businesses. These events could limit our ability to increase revenues and net income of the PCS group and our company as a whole or cause these amounts to decline.

  Significant change in the wireless industry could cause a decline in demand for the PCS group's services.

   The wireless telecommunications industry is experiencing significant technological change, including improvements in the capacity and quality of digital technology such as the move to third generation wireless technology. This causes uncertainty about future customer demand for the PCS group's services and the prices that we will be able to charge for these services. For example, the demands for wireless data services provided by the PCS group may be impacted by the proliferation of wireless local area networks using new technologies. The rapid change in technology may lead to the development of wireless telecommunications services or alternative services that consumers prefer over PCS. There is also uncertainty as to the extent to which airtime charges and monthly recurring charges may continue to decline. As a result, the future prospects of the wireless industry and the PCS group and the success of PCS and other competitive services remain uncertain.

  A high rate of customer churn would likely impair the PCS group's financial performance.

   Historically, the PCS group experienced a high rate of customer churn. Current strategies to address customer churn may not continue to be successful and recent improvements in the rate of churn could reverse. A high rate of customer churn would impair our ability to increase the revenues of, or cause a deterioration in the operating margin of, the PCS group or our company as a whole.

  Government regulation could adversely affect the PCS group's prospects and results of operations.

   The licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated to varying degrees by the Federal Communications Commission and, depending on the jurisdiction, state and local regulatory agencies. In addition, the Federal Communications Commission, together with the Federal Aviation Administration, regulates tower marking and lighting. Tower construction is also affected by federal statutes addressing environmental protection and historic preservation. The Federal Communications Commission, the Federal Aviation Administration or other governmental authorities having jurisdiction over the PCS group's business could adopt regulations or take other actions that would adversely affect the business prospects or results of operations of the PCS group.

   Federal Communications Commission licenses to provide PCS services are subject to renewal and revocation. The PCS group's metropolitan trading area licenses will expire in 2005 and its basic trading area licenses will expire in 2007. Metropolitan trading areas are areas defined by the Federal Communications Commission for the purpose of issuing licenses for PCS. Several basic trading areas make up each metropolitan trading area. The licenses may be renewed by the Federal Communications Commission for additional ten year terms; however, there can be no guarantee that the PCS group's licenses will be renewed. Federal Communications Commission rules require all PCS licensees to meet certain buildout requirements. The PCS group may not continue to obtain the requisite coverage in each metropolitan trading area market or obtain the requisite coverage in each basic trading area market. Failure to comply with Federal Communications Commission requirements in a given license area could result in revocation of the PCS group's PCS license for that license area or the imposition of fines on the PCS group by the Federal Communications Commission.

   Failure by various regulatory bodies to make telephone numbers available in a timely fashion could result in the PCS group not having enough local numbers to assign to new subscribers in certain markets. The Federal Communications Commission has adopted rules to promote the efficient use of numbering resources, including restrictions on the assignment of telephone numbers to carriers, including wireless carriers. The Federal Communications Commission is considering additional rules in this area. The Federal Communications Commission has delegated to states the authority to assign, administer and conserve telephone numbers. Depending on the actual rules adopted by the states, the supply of available numbers could be adversely restricted. As a result, the PCS group may:

    . be required to assign subscribers non-local telephone numbers, which may be a disincentive for potential customers to subscribe to PCS service,

    . incur significant costs to either acquire new numbers or reassign subscribers to new numbers and/or

    .  be unable to enroll new subscribers at projected rates.

  Failure to complete development and rollout of new technology could impact our ability to compete in the industry.

   We are currently in the process of developing and rolling out various new technologies intended to help us compete in the industry. We have entered into several major contracts with vendors and undertaken other initiatives for the provision of third generation technology to be included in our PCS network. Successful implementation of this upgrade depends on the vendors meeting their obligations in a timely manner. In addition, we have invested significant amounts in the development of Sprint ION for the FON group. Sprint ION is still in its development phase. For example, although we have deployed Sprint ION using dedicated access and digital subscriber line technology, we are in the process of developing our ability to deploy Sprint ION over our fixed wireless multipoint multichannel distribution service technology. We are also working to improve voice stability on the Sprint ION digital subscriber line platform. We may not successfully complete the development and rollout of third generation technology, Sprint ION or any other new technology in a timely manner and third generation technology, Sprint ION or any other new technology may not be widely accepted by customers. In either case, we may not be able to compete effectively in the industry.

  We could be required to move our broadband fixed wireless services to a higher frequency or surrender some of the frequency we use to provide these services, which would adversely affect our ability to provide these services.

   The Federal Communications Commission and the National Telecommunications and Information Administration in the Department of Commerce are seeking to identify additional spectrum that can be used to provide advanced wireless services. Among the spectrum bands under consideration are the bands currently used by the FON group and others to provide broadband fixed wireless services. The Federal Communications Commission has initiated a proceeding to examine the issues raised by the possibility of reallocating spectrum subject to its jurisdiction or reducing the spectrum available to current licensees and is expected to issue an order later this year. If the Federal Communications Commission orders reallocation of the spectrum used by us or reduces our spectrum, it would substantially increase our cost of providing broadband fixed wireless services and could make it unprofitable to provide these services.

Risk Factors Relating to Tracking Stocks

  Risks associated with the business of the FON group may adversely affect our overall performance. Because PCS common stock represents an equity interest in our company as a whole and not the PCS group separately, the market price of the PCS common stock and any security convertible into or exercisable for the PCS common stock could be adversely affected by the business of the FON group.

   Although the PCS common stock is intended to track the performance of our PCS group, it does not represent a direct legal interest in the assets and liabilities of the PCS group, but rather represents a direct equity interest in our assets and liabilities as a whole. Therefore, holders of PCS common stock are common stockholders of our company and as such are subject to the risks related to all of our businesses, assets and liabilities. This means that events affecting the business, assets or financial condition of the FON group could also adversely affect the business, assets or financial condition of the PCS group. Consequently, these events could affect the market price of the PCS common stock and any security convertible into or exercisable for PCS common stock.

  The market price of the PCS common stock may not accurately reflect the performance of the PCS group.

   The market price for the PCS common stock may not reflect the reported financial results and prospects of the PCS group or the dividend policies established by our board of directors with respect to the PCS common stock. For example, if investors have negative expectations for the FON group or our company as a whole, the market price of the PCS common stock and any security convertible into or exercisable for PCS common stock could be adversely affected without regard to the performance of the PCS group.

  The complex nature of the tracking stocks may adversely affect the market prices of the PCS common stock and the FON common stock.

   The complex nature of the terms of the PCS common stock and the FON common stock, such as the relative voting power and dividend policies applicable to each type of common stock, and the difficulties investors may have in understanding these terms may adversely affect the market prices of the PCS common stock and the FON common stock and any security convertible into or exercisable for either of these stocks.

  Holders of PCS common stock are stockholders of our company and generally do not have specific rights related to the assets or business of the PCS group. As such, they must vote with holders of FON and Class A common stock on matters submitted to a vote of our stockholders and they may not be able to determine the outcome of the vote.

   We are the issuer of the PCS common stock, and the PCS common stock does not represent a direct interest in the PCS group. As a result, with few exceptions, holders of PCS common stock have only the rights customarily held by common stockholders of a corporation and do not have rights specifically related to the assets or business of the PCS group. For example, holders of PCS common stock vote together with holders of FON common stock and Class A common stock as a single class on most matters, including the election of directors. The FON common stock has one vote per share. The vote per share of the PCS common stock fluctuates, based on its market price relative to the market price of a share of FON common stock for a period of time before the record date for a stockholders' meeting. To the extent that the aggregate voting power of the outstanding FON common stock and

Class A common stock is greater than that of the PCS common stock, the holders of those stocks would be in a position to control the outcome of stockholder votes, including the election of directors. This would be true even if the matter to be voted upon involves a conflict in the interests of the holders of the FON common stock and the PCS common stock.

  Under the applicable corporate law, our board of directors does not owe separate duties to the holders of the PCS common stock or to the holders of the FON common stock.

   Under the applicable corporate law, our board of directors owes its fiduciary duties to all of our stockholders. Neither the PCS group nor the FON group has a separate board of directors to represent solely the interests of the holders of the PCS common stock or FON common stock. Consequently, there is no board of directors that owes separate duties to the holders of either the PCS common stock or the FON common stock. Our tracking stock policies provide that our board, in resolving material matters in which the holders of PCS common stock and FON common stock have potentially divergent interests, will act in the best interest of our company and all of our common stockholders after giving fair consideration to the potentially divergent interests of the holders of the separate classes of our common stock. These tracking policies may be changed by the board without stockholder approval.

  Conflicts of interest between holders of PCS common stock and FON common stock in transactions between the PCS group and the FON group or in our dealings with third parties could be resolved by our board to the detriment of PCS stockholders.

   Holders of PCS common stock may have interests that differ from or conflict with the interests of holders of FON common stock. For example, conflicts could arise with respect to decisions by our board of directors with respect to, among other things, the following matters:

    . conversion of the outstanding shares of PCS common stock into shares of FON common stock, which our board of directors may do any time after November 23, 2001;

    .  payment of dividends on PCS common stock or FON common stock;

    .  sale of the assets of either the PCS or FON group to a third party;

    .  transfer of assets from one group to the other group;

    . allocation of consideration in a merger among holders of PCS common stock and FON common stock;

    .  intercompany loans from one group to the other group;

    . formulation of public policy positions that could have different effects on the interests of the PCS group and the FON group; and

    .  the effects on each group of operational and financial decisions.

   Policies adopted by our board of directors with respect to our tracking stocks provide that loans from the FON group to the PCS group will be made at interest rates and on terms and conditions substantially equivalent to the interest rates and terms and conditions that the PCS group would be able to obtain from third parties, including the public markets, as a wholly-owned subsidiary, but without the benefit of any guaranty from us or the FON group. This provision applies regardless of the interest rate at which the loaned funds are borrowed by us or the FON group. We anticipate that the interest rates payable by the PCS group will continue to be higher than those payable by us or the FON group for the foreseeable future.

   These tracking stock policies also provide guidelines for addressing material conflicts. Our board of directors has appointed a committee, consisting of outside board members, to interpret and oversee the implementation of these policies. Subject to these policies, the resolution of conflicts by our board may benefit, or appear to benefit, one group at the expense of the other group.

  Our directors generally own more FON common stock than PCS common stock, which could give rise to claims of conflict of interest.

   In general, members of our board of directors have a greater economic interest in the FON group than in the PCS group. This difference in ownership could give rise to claims of conflict of interest when our board of directors makes decisions on matters where the interests of the FON group and the PCS group diverge.

  Payments to the PCS group under the tax sharing agreement could be less than expected, and our board of directors could change the terms of the tax sharing agreement to the detriment of the PCS group.

   Federal and state income taxes incurred by us are allocated between the groups in accordance with a tax sharing agreement entered into by us when we created the FON group and the PCS group. These allocations are based principally on the taxable income and tax credits contributed by each group. Allocations to or from the PCS group are intended to reflect its actual incremental cumulative effect (positive or negative) on our consolidated federal and state taxable income and related tax liability and tax credit positions, subject to certain adjustments. Significant payments pursuant to the tax sharing agreement have been made by the FON group to the PCS group and we expect that significant payments will continue to be made by the FON group to the PCS group in the near future, in light of the operating losses that the PCS group has incurred or is expected to incur during this time. It is possible that these payments will be more or less than expected. For example, PCS group losses or FON group income could be less than anticipated, in which case the payments to the PCS group would be less than expected.

   The initial tax sharing agreement applies to tax years ending on or before December 31, 2001. For periods after December 31, 2001, our board of directors will adopt a tax sharing arrangement that will be designed to continue to allocate tax benefits and burdens fairly between the FON group and the PCS group. We expect that tax benefits that cannot be used by a group generating those benefits but can be used on a consolidated basis will continue to result in payments to the group that generated the benefits. In addition, we expect that any tax benefits relating to tax loss or tax credit carry forwards generated by the PCS group but not used as of the expiration of the initial tax sharing agreement will continue to result in payments to the PCS group when the tax benefits are used. Our board of directors could change the terms of the tax sharing agreement in a way that would decrease the benefit (or increase the cost) of the agreement to the PCS group.

  Our board of directors has the discretion to change the allocation of the assets and liabilities that comprise each of the PCS group and the FON group without the approval of our stockholders.

   Our board of directors, subject to the restrictions in our articles of incorporation, has the discretion to change the allocation of the assets and liabilities that comprise each of the PCS group and the FON group without the approval of our stockholders. It is possible that a change in the existing allocation of our assets and liabilities between the groups could adversely affect the PCS group or the FON group. We intend to disclose any change in this allocation in our reports filed with the SEC; however, this disclosure is not required and the timing and content of this disclosure is at our discretion. Because our stockholders would not be entitled to vote on any change in the allocations, the market prices of the PCS common stock and the FON common stock and any security convertible into or exercisable for either of these stocks may not reflect a change until the change is disclosed by us.

  Our board of directors could change its established policies relating to the holders of PCS common stock to the detriment of the PCS group.

   Our board of directors may change its tracking stock policies without the approval of our stockholders. Our board of directors may also adopt additional policies depending upon the circumstances. Our board of directors may adopt new policies and change existing policies in a manner consistent with its fiduciary duties after giving fair consideration to the potentially divergent interests and all other relevant interests of the holders of the separate classes of our common stock, including the holders of PCS common stock and the holders of FON common stock. However, new policies and changes to the existing policies could have different impacts upon holders of PCS common stock and FON common stock and could affect one common stock negatively in relation to the other common stock. See "Description of PCS Common Stock--Dividend Rights and Restrictions."

  The structure of the tracking stocks may impede an acquisition of the PCS group.

   If the PCS group were a stand-alone entity, a person that did not wish to negotiate with our management could seek to acquire the PCS group by means of a tender offer or proxy contest involving only the PCS group stockholders. However, because the PCS group is a part of our company, acquiring it without negotiation with our management would require a proxy contest or tender offer to gain control of our company as a whole and would probably require solicitations to holders of both PCS common stock and FON common stock. This may hinder potential acquirers of the PCS group assets and thereby prevent holders of PCS common stock from achieving additional return on their investment related to such acquisitions.

  Holders of PCS common stock may receive less in an acquisition of the PCS group's assets than they would if the PCS group were a separate company.

   If the PCS group were an independent company and its shares were acquired by another person, certain costs, including corporate level taxes, might not be payable in connection with the acquisition. As a result, holders of PCS common stock might receive more consideration in an acquisition of the PCS group if the PCS group were an independent company. In addition, the after-tax proceeds per share that holders of PCS common stock would receive as a result of a disposition of PCS group assets might be less than the market value per share of the PCS common stock before or after the announcement of such disposition.

  Potential sales of large amounts of PCS common stock into the market could lower the market price of the PCS common stock.

   As of June 30, 2001, we had approximately 980.6 million shares of PCS common stock outstanding (including shares of PCS common stock underlying the Class A common stock held by France Telecom and Deutsche Telekom). Of these shares, an aggregate of approximately 113.4 million were held by France Telecom and Deutsche Telekom, and an aggregate of 324.2 million were held by Liberty PCS Trust, Comcast Corporation and Cox Communications, Inc. In addition, as of June 30, 2001 Liberty PCS Trust, Comcast and Cox held shares of our preferred stock that were convertible into an aggregate of approximately 16.1 million shares of PCS common stock and warrants to purchase approximately 24.9 million shares of PCS common stock.

   Comcast, Cox and Tele-Communications, Inc., or TCI, which we refer to together with Liberty PCS Trust as the cable holders, received PCS common stock, series 2 as part of the purchase price in our acquisition of their interests in entities that are now part of the PCS group. TCI transferred its shares to Liberty PCS Trust in connection with the acquisition of TCI by AT&T in March 1999.

   These stockholders have significant registration rights. Sales of a substantial number of these shares of PCS common stock, or the perception that such sales may occur, could cause the market price of the PCS common stock and any security convertible into or exercisable for PCS common stock to decline and impede our ability to raise capital through sales of PCS common stock or securities convertible into or exercisable for PCS common stock.

   On February 20, 2001, we entered into an agreement with France Telecom and Deutsche Telekom that sets forth the parties' agreements concerning the timing and mechanics of our recent secondary offering of FON common stock, series 1 in relation to an offering by us of PCS common stock, which we refer to as the PCS offering. Under the agreement, unless waived by us, each of France Telecom and Deutsche Telekom is required to refrain from disposing of, or requesting that we register, its shares of PCS common stock, subject to limited exceptions, until the earliest to occur of:

    . 180 days following the closing of the PCS offering, if the PCS offering is completed by December 31, 2001,

    . November 15, 2001, if we have not publicly announced our intention to commence the PCS offering by that date, and

    . January 1, 2002, if the PCS offering is not completed by December 31, 2001.

   Any sale of PCS common stock by the cable holders to the public or other unaffiliated parties will result in conversion of their shares of PCS common stock, series 2 into the same number of shares of PCS common stock, series 1. Each share of PCS common stock, series 1 possesses ten times the vote of each share of PCS common stock, series 2, except in the case of a class vote. Thus, any sales of PCS common stock, series 2 to the public or other unaffiliated parties will dilute the voting power of the shares of PCS common stock, series 1 that are outstanding immediately before the sale.

   In connection with AT&T's acquisition of TCI, the U.S. Department of Justice required TCI to transfer its shares of PCS common stock to the Liberty PCS Trust for disposition within a five-year period. Other elements and requirements of the trust included the following:

    . the trustee must divest sufficient shares of PCS common stock to cause its holdings to amount to no more than 10% of the PCS common stock on a fully diluted basis on or before May 23, 2002,

    .  the trustee must divest the remaining shares on or before May 23, 2004,

    . the trustee must accomplish the divestiture only in a manner reasonably calculated to maximize the value of the PCS common stock held by the selling stockholder, and

    . there are no specified limits on the number of shares that may be sold in any given period.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus includes and incorporates by reference "forward-looking statements" within the meaning of the securities laws. All statements that are not historical facts are "forward-looking statements." The words "estimate," "project," "intend," "expect," "believe," "anticipate" and similar expressions identify forward-looking statements. These forward-looking statements include statements regarding the expected financial position, business, financing plans, business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to the PCS group and the FON group as well as our company as a whole.

   Forward-looking statements are estimates and projections reflecting our best judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we and Sprint Capital believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include:

    .  the effects of vigorous competition in the markets in which we operate;

    . the costs and business risks associated with providing new services and entering new markets necessary to provide nationwide or global services;

    . the ability of the PCS group to continue to grow a significant market presence;

    . the effects of mergers and consolidations within the telecommunications industry;

    .  the uncertainties related to our strategic investments;

    . the impact of any unusual items resulting from ongoing evaluations of our business strategies;

    .  unexpected results of litigation filed against us;

    . the possibility of one or more of the markets in which we compete being impacted by changes in political, economic or other factors such as monetary policy, legal and regulatory changes, including the impact of the Telecommunications Act of 1996, or other external factors over which we have no control; and

    .  those factors listed in this prospectus under "Risk Factors."

   We and Sprint Capital believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made.

                                USE OF PROCEEDS

   Unless the applicable prospectus supplement states otherwise, we and Sprint Capital will use the net proceeds from the sale of any securities for general corporate purposes, including repaying debt, making capital investments and funding working capital requirements.

   We will not receive any of the proceeds from the sale, if any, of PCS common stock, series 1, by any selling stockholder.

RATIOS OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED
                                STOCK DIVIDENDS

   The following table shows the ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends for our company, which includes our subsidiaries, on a consolidated basis. The following table does not show the ratio of earnings to fixed charges for Sprint Capital on a stand-alone basis because it is not meaningful.

   For purposes of calculating the ratios,

    (1)earnings include:

       .  income (loss) from continuing operations before taxes, plus

       .  equity in the net losses of less-than-50% owned entities, less

       .  capitalized interest; and

    (2)fixed charges include:

       . interest on all debt of continuing operations, including capitalized interest;

       .  amortization of debt issuance costs; and

       .  the interest component of operating rents.

   For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, preferred stock dividends include the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.

   The ratio of earnings to fixed charges is calculated as follows:

                          (earnings) + (fixed charges)
                          ----------------------------
                                (fixed charges)

   The ratio of earnings to combined fixed charges and preferred stock dividends is calculated as follows:

                         (earnings) + (fixed charges)
-------------------------------------------------------------------------------
(fixed charges) + (pretax earnings required to cover preferred stock dividends)

   Pretax earnings required to cover preferred stock dividends are calculated as follows:

preferred stock dividends, as adjusted for the tax benefits related to unallocated shares
-----------------------------------------------------------------------------------------
                           1 - (our effective income tax rate)

                                                                                         Three Months
                                                                                             Ended
                                                        Year Ended December 31,            March 31,
                                                --------------------------------------- ---------------
                                                 1996    1997    1998    1999    2000    2000    2001
                                                ------- ------- ------- ------  ------  ------  ------
Ratio of earnings to fixed charges............. 5.96(1) 6.67(2) 1.79(3)  -- (4)  -- (5)  -- (6)  -- (7)
Ratio of earnings to combined fixed charges and
  preferred stock dividends.................... 5.93(1) 6.64(2) 1.78(3)  -- (4)  -- (5)  -- (6)  -- (7)

--------
(1)Earnings, as defined above, include a nonrecurring charge related to litigation of $60 million. Excluding this charge, the ratio of earnings to fixed charges would have been 6.10 for 1996 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 6.08 for 1996.
(2)Earnings, as defined above, include a nonrecurring litigation charge of $20 million and nonrecurring net gains of $71 million mainly from sales of local exchanges and certain investments. Excluding these items, the ratio of earnings to fixed charges would have been 6.54 for 1997 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 6.51 for 1997.

(3)Earnings, as defined above, include a nonrecurring charge to write off $179 million of acquired in-process research and development costs related to the PCS restructuring and nonrecurring net gains of $104 million mainly relating to sales of local exchanges. Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.85 for 1998.
(4)Earnings, as defined above, were inadequate to cover fixed charges by $1.1 billion and inadequate to cover combined fixed charges and preferred stock dividends by $1.2 billion in 1999. Earnings, as defined above, include a net nonrecurring gain of $54 million from investment activities. Excluding this gain, earnings, as defined above, would have been inadequate to cover fixed charges, and inadequate to cover combined fixed charges and preferred stock dividends, by $1.2 billion.
(5)Earnings, as defined above, were inadequate to cover fixed charges by $621 million and inadequate to cover combined fixed charges and preferred stock dividends by $632 million in 2000. Earnings, as defined above, include:
    . nonrecurring charges of $238 million principally representing a write-down of goodwill, $187 million for costs associated with the terminated WorldCom merger and $122 million for the write-downs of certain equity investments;
    . net nonrecurring gains of $71 million from the sale of an independent directory publishing operation and from investment activities; and
    . a nonrecurring gain of $28 million from the sale of network infrastructure and the right to manage customers to a PCS affiliate.
      Excluding these items, earnings, as defined above, would have been inadequate to cover fixed charges by $173 million and inadequate to cover combined fixed charges and preferred stock dividends by $184 million.
(6)Earnings, as defined above, were inadequate to cover fixed charges by $72 million and inadequate to cover combined fixed charges and preferred stock dividends by $75 million in the quarter ending March 31, 2000. Earnings, as defined above, include a net nonrecurring gain of $26 million from investment activities. Excluding this gain, earnings, as defined above, would have been inadequate to cover fixed charges by $98 million and inadequate to cover combined fixed charges and preferred stock dividends by $101 million.
(7)Earnings, as defined above, were inadequate to cover fixed charges by $62 million and inadequate to cover combined fixed charges and preferred stock dividends by $65 million in the quarter ending March 31, 2001. Earnings, as defined above, include a nonrecurring gain of $14 million from investment activities. Excluding this gain, earnings, as defined above, would have been inadequate to cover fixed charges by $76 million and inadequate to cover combined fixed charges and preferred stock dividends by $79 million.

                        DESCRIPTION OF DEBT SECURITIES

   Debt securities issued by us will be issued pursuant to an indenture dated as of October 1, 1998 between us and Bank One, N.A., as trustee, as supplemented by a first supplemental indenture dated as of January 15, 1999. We refer to this indenture as so supplemented as the Sprint indenture. Debt securities issued by Sprint Capital will be issued under an indenture dated as of October 1, 1998 among us, Sprint Capital and Bank One, N.A., as trustee, as supplemented by a first supplemental indenture dated as of January 15, 1999. We refer to this indenture as so supplemented as the Sprint Capital indenture. We refer to the Sprint indenture and the Sprint Capital indenture collectively as the indentures.

   We have summarized the material provisions of the indentures below. The forms of the indentures have been filed as exhibits to the registration statement and you should read the indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the indentures so that you can easily locate these provisions. Capitalized terms used in the summary have the meaning specified in the indentures. You can obtain copies of the indenture by following the directions described under the caption "Where You Can Find More Information." In this section, references to "our", "we" and similar terms mean Sprint Corporation, excluding its subsidiaries.

General

   The indentures do not limit the aggregate principal amount of debt securities that we and Sprint Capital may issue and provide that we and Sprint Capital may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. We may issue additional debt securities of a particular series without the consent of the holders of the debt securities of that series outstanding at the time of the issuance. Any additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture. The indentures also do not limit our ability or the ability of Sprint Capital to incur other debt and do not contain financial or similar restrictive covenants, except as described below. Debt securities issued by us will be our senior unsecured obligations, and debt securities issued by Sprint Capital will be its senior unsecured obligations and will be fully and unconditionally guaranteed by us.

   A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

    .  the title of the debt securities;

    .  any limit on the total principal amount of the debt securities;

    .  the maturity date or dates of the debt securities;

    . the rate or rates of interest, which may be fixed or variable, per annum at which the debt securities will bear interest, or the method of determining the rate or rates, if any;

    .  the date or dates from which interest, if any, will accrue;

    . the dates on which interest will be payable and the related record dates;

    . whether payments of principal or interest will be determined by any index, formula or other method and the manner of determining the amount of these payments;

    . the place or places where the principal of, premium, if any, and interest on the debt securities will be payable if other than the location specified in this prospectus;

    . any redemption dates, prices, rights, obligations and restrictions on the debt securities;

    . any mandatory or optional sinking fund, purchase fund or similar provisions;

    . the denominations in which the debt securities will be issuable if other than denominations of $ 1,000 and integral multiples of $ 1,000;

    . the portion of the principal amount of the debt securities payable upon the acceleration of the maturity of the debt securities if other than the principal amount;

    . the currency or currency unit in which principal and interest will be paid if other than U.S. dollars;

    . whether the debt securities will be issued in permanent global form and the circumstances under which the permanent global debt security may be exchanged;

    . any deletions from, changes in or additions to the events of default or the covenants specified in the indenture; and

    . any other material terms of the debt securities not specified in this prospectus (Section 301).

   We and Sprint Capital may issue debt securities at a substantial discount below their stated principal amount. We refer to these securities as original issue discount securities, which means any security that initially provides for an amount less than its principal amount to be due and payable upon the acceleration of its maturity. We or Sprint Capital, as applicable, will describe the federal income tax consequences and other special considerations applicable to any original issue discount securities in the applicable prospectus supplement.

   Unless the applicable prospectus supplement states otherwise, debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000 (Sections 301 and 302). Holders of debt securities will not pay any service charge for any registration of transfer or exchange of the debt securities, but we or Sprint Capital may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration of transfer or exchange (Section 305).

   Unless the applicable prospectus supplement states otherwise, the covenants contained in the indentures, the debt securities and guarantees would not necessarily afford holders protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders.

Payment; Transfer

   Unless the applicable prospectus supplement states otherwise, principal of, premium, if any, and interest, if any, on the debt securities will be payable, and the debt securities will be transferable, at the corporate trust office of the applicable trustee. However, interest may be paid at our or Sprint Capital's option by check mailed to the address of the holder entitled to the interest as it appears on the applicable security register. We and Sprint Capital will have the right to require a holder of any debt security, in connection with any payment on the debt security, to certify information to us or, in the absence of certification, we or Sprint Capital, as the case may be, may rely on any legal presumption to enable us to determine our obligation, if any, to deduct or withhold taxes, assessments or governmental charges from the payment.

Guarantees

   We will unconditionally guarantee the due and punctual payment of the principal and any premium and interest on the debt securities issued by Sprint Capital when and as it becomes due and payable, whether at maturity or otherwise (Sprint Capital indenture, Section 311). The guarantees will rank equally with all our other unsecured and unsubordinated indebtedness. The guarantees provide that in the event of a default in payment of principal or any premium or interest on a debt security, the holder of the debt security may institute legal proceedings directly against us to enforce the guarantees without first proceeding against Sprint Capital. The Sprint Capital indenture provides that we may under certain circumstances assume all rights and obligations of Sprint Capital under the Sprint Capital indenture with respect to a series of debt securities issued by Sprint Capital.

Restrictive Covenants

   Sprint. Under the indentures, we may not, and may not permit our Restricted Subsidiaries to, create, incur or allow to exist any Lien upon any property or assets now owned or acquired at a later time unless:

    .  the Lien is a Permitted Lien; or

    . the outstanding debt securities and, in the case of debt securities issued by Sprint Capital, the outstanding guarantees are equally and ratably secured by the Lien; or

    . the aggregate principal amount of indebtedness secured by the Lien and any other Lien, other than Permitted Liens, plus the Attributable Debt in respect of any Sale and Leaseback Transaction does not exceed 15% of our Consolidated Net Tangible Assets (Sprint indenture, Section 1008, Sprint Capital indenture, Section 1012).

   Sprint Capital. Sprint Capital may not create, issue, assume or guarantee any unsecured funded debt ranking prior to the debt securities issued by Sprint Capital (Sprint Capital indenture, Section 1009).

   Unless the applicable prospectus supplement states otherwise, Sprint Capital may not create, assume or suffer to exist any Lien upon any of its property or assets, now owned or acquired at a later time, without equally and ratably securing any outstanding debt securities issued by Sprint Capital with any and all other obligations and indebtedness secured by the Lien, subject to certain exceptions (Sprint Capital indenture, Section 1008).

   Definitions. Under the indentures:

   "Attributable Debt" of a Sale and Leaseback Transaction means, at any date, the total net amount of rent required to be paid under the lease during the remaining term of the lease, excluding any subsequent renewal or other extension options held by the lessee, discounted from the respective due dates of the amounts to the date of determination at the rate of interest per annum implicit in the terms of the lease, as determined in good faith by us, compounded annually. The net amount of rent required to be paid under any lease during the remaining term will be the amount of rent payable by the lessee with respect to this period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges and contingent rents.

   "Capital Lease Obligations" means indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles. The amount of indebtedness will be the capitalized amount of the obligations determined in accordance with generally accepted accounting principles consistently applied.

   "Consolidated Net Tangible Assets" means our and our subsidiaries' consolidated total assets as reflected in our most recent balance sheet preceding the date of determination prepared in accordance with generally accepted accounting principles consistently applied, less

    . current liabilities, excluding current maturities of long-term debt and Capital Lease Obligations, and

    . goodwill, tradenames, trademarks, patents, minority interests of others, unamortized debt discount and expense and other similar intangible assets, excluding any investments in permits or licenses issued, granted or approved by the Federal Communications Commission.


   "Lien" means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement or zoning restriction, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to property including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction.

   "Permitted Liens" means:

      (1) Liens existing on October 1, 1998;

      (2) Liens on property existing at the time of acquisition of the property or to secure the payment of all or any part of the purchase price of the property or to secure any indebtedness incurred before, at the time of or within 270 days after the acquisition of the property for the purpose of financing all or any part of the purchase price of the property;

      (3) Liens securing indebtedness owing by a Restricted Subsidiary to us or any of our wholly owned subsidiaries;

      (4) Liens on property of any entity, or on the stock, indebtedness or other obligations of any entity, existing at the time

           .  the entity becomes a Restricted Subsidiary,

           . the entity is merged into or consolidated with us or a Restricted Subsidiary, or

           . we or a Restricted Subsidiary acquires all or substantially all of the assets of the entity,

   as long as the Liens do not extend to any other property of ours or property of any other Restricted Subsidiary;

      (5) Liens on property to secure any indebtedness incurred to provide funds for all or any part of the cost of development of or improvements to the property;

      (6) Liens on our property or the property of any of our Restricted Subsidiaries securing

           . nondelinquent performance of bids or contracts, other than for borrowed money, obtaining of advances or credit or the securing of debt,

           .  contingent obligations on surety and appeal bonds, and

           .  other nondelinquent obligations of a similar nature,

   in each case, incurred in the ordinary course of business;

      (7) Liens securing Capital Lease Obligations, provided that

           . the Liens attach to the property within 270 days after the acquisition thereof, and

           .  the Liens attach solely to the property so acquired;

      (8) Liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds, as long as the deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by us or a Restricted Subsidiary, as applicable, in excess of those set forth by regulations promulgated by the Federal Reserve Board and the deposit account is not intended by us or the Restricted Subsidiary to provide collateral to the depository institution;

      (9) pledges or deposits under worker's compensation laws, unemployment insurance laws or similar legislation;

      (10) statutory and tax Liens for sums not yet due or delinquent or which are being contested or appealed in good faith by appropriate proceedings;

      (11) Liens arising solely by operation of law, such as mechanics', materialmen's, warehouseman's and carriers' Liens and Liens of landlords or of mortgages of landlords, on fixtures and movable property located on premises leased in the ordinary course of business;

      (12) Liens on personal property, other than shares of stock or indebtedness of any Restricted Subsidiary, to secure loans maturing not more than one year from the date of the creation of the loan and on accounts receivable associated with a receivables financing program of ours or any of our Restricted Subsidiaries;

      (13) any Lien created by or resulting from litigation or other proceeding against us or any Restricted Subsidiary, or upon property of ours or of a Restricted Subsidiary, or any lien for workmen's compensation awards or similar awards, so long as the finality of the judgment or award is being contested and execution on the judgment or award is stayed or the Lien relates to a final unappealable judgment which is satisfied within 30 days of the judgment or any Lien incurred by us or any Restricted Subsidiary for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding, as long as the judgment or award does not constitute an Event of Default under clause (5) of "Events of Default" below;

      (14) Liens on our real property or the real property of a Restricted Subsidiary which constitute minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of the real property, as long as all of the liens referred to in this clause (14) in the aggregate do not at any time materially detract from the value of the real property or materially impair its use in the operation of our business or the business of our subsidiaries;

      (15) Liens on our property or the property of a Restricted Subsidiary securing indebtedness or other obligations issued by the United States of America or any state or any department, agency or instrumentality or political subdivision of the United States of America or any state, or by any other country or any political subdivision of any other country, to finance all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings; and

      (16) any renewal, extension or replacement of any Lien permitted pursuant to (1), (2), (4), (5), (7) and (15) above or of any indebtedness secured by any such Lien, as long as the extension, renewal or replacement Lien is limited to all or any part of the same property that secured the Lien extended, renewed or replaced, plus improvements on the property, and the principal amount of indebtedness secured by the Lien and not otherwise authorized by clauses (1), (2), (4), (5), (7) and (15) does not exceed the principal amount of indebtedness plus any premium or fee payable in connection with the renewal, extension or replacement so secured at the time of the renewal, extension or replacement.

   "Receivables Subsidiary" means a special purpose wholly owned subsidiary created in connection with any transactions that may be entered into by us or any of our subsidiaries pursuant to which we or any of our subsidiaries may sell, convey, grant a security interest in or otherwise transfer undivided percentage interests in its receivables.

   "Restricted Subsidiary" means any subsidiary of ours, other than a Receivables Subsidiary or Sprint Capital, if:

      . the subsidiary has substantially all of its property in the United States, other than its territories and possessions; and

      . at the end of our most recent fiscal quarter preceding the date of determination, the aggregate amount, determined in accordance with generally accepted accounting principles consistently applied, of securities of, loans and advances to, and other investments in, the subsidiary held by us and our other subsidiaries, less any securities of, loans and advances to, and other investments in us and our other subsidiaries held by the subsidiary or any of its subsidiaries, exceeded 15% of our Consolidated Net Tangible Assets.

   "Sale and Leaseback Transaction" means any direct or indirect arrangement pursuant to which property is sold or transferred by us or a Restricted Subsidiary and is thereafter leased back from the purchaser or transferee by us or the Restricted Subsidiary.

Events of Default

   Definition. The indentures define an Event of Default with respect to debt securities of any series as any one of the following events:

      (1) failure to pay principal of or any premium on any debt security of that series at maturity;

      (2) failure to pay any interest on any debt security of that series when due, continued for 30 days;

      (3) failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

      (4) failure to perform any other covenant or warranty in the applicable indenture, other than a covenant included solely for the benefit of series of debt securities other than that series, continued for 60 days after written notice as provided in that indenture;

      (5) default resulting in acceleration of more than $50 million in aggregate principal amount of any indebtedness for money borrowed by us or Sprint Capital or any other subsidiary of ours under the terms of the instrument under which that indebtedness is issued or secured, if that indebtedness is not discharged or acceleration is not rescinded or annulled within 10 days after written notice as provided in the indentures;

      (6) certain events of bankruptcy, insolvency or reorganization; and

      (7) any other Event of Default provided with respect to debt securities of that series (Section 501).

   Remedies. If an Event of Default with respect to debt securities of any series at the time outstanding occurs and is continuing, either the applicable trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if any of the debt securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately by written notice as provided in the applicable indenture. Notwithstanding the foregoing, unless the applicable prospectus supplement states otherwise, if an Event of Default described in clause (6) with respect to any debt securities of any series occurs and is continuing, then all of the debt securities of that series shall become immediately due and payable without any further act by us, Sprint Capital, any holder or the applicable trustee. At any time after a declaration of acceleration with respect to debt securities of any series has been made and before a judgment or decree for payment of the money due based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, in accordance with the applicable indenture, rescind and annul the acceleration (Section 502).

   Obligations of Trustee. Each indenture provides that the trustee will be under no obligation, subject to the duty of the trustee during default to act with the required standard of care, to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer reasonable indemnity to the trustee (Sections 601 and 603). Subject to the provisions for indemnification of the applicable trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right, in accordance with applicable law, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series (Section 512).

   Under the indentures we and Sprint Capital must furnish to the applicable trustee annually a statement regarding the performance of our respective obligations under the applicable indentures and as to any default in performance (Section 1004).

Modification and Waiver

   Modifications and Amendments. We and the applicable trustee may modify and amend the Sprint indenture, in most cases with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the modification or amendment.

   We, Sprint Capital and the applicable trustee may modify and amend the Sprint Capital indenture, in most cases with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the modification or amendment.

   Unless the applicable prospectus supplement states otherwise, however, neither we nor Sprint Capital may, without the consent of the holder of each outstanding debt security affected:

    . change the date specified in the debt security for the payment of the principal of, or any installment of principal of or interest on, the debt security,

    . reduce the principal amount of, or any premium or interest on, any debt security,

    . reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity of that debt security,

    . change the place or currency of payment of principal of, or any premium or interest on, any debt security,

    . impair the right to institute suit for the enforcement of any payment on or with respect to any debt security or

    . reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required to modify or amend the indenture or to waive compliance with certain provisions of the applicable indenture or for waiver of certain defaults (Section
       902).

   In addition, unless the applicable prospectus supplement states otherwise, we, Sprint Capital and the trustee may not, without the consent of the holder of each outstanding debt security affected, modify or amend the terms and conditions of, or our obligations under, the guarantees in any manner adverse to the holders of any debt security.

   Waivers. The holders of a majority in principal amount of the outstanding debt securities of any series issued under the indentures may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us or Sprint Capital, as the case may be, with certain restrictive provisions of the indenture (Sprint indenture, Section 1009, Sprint Capital indenture, Sections 1010 and 1013). The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default under the applicable indenture with respect to that series, except a default in the payment of the principal of or any premium or interest on any debt security of that series or in respect of a covenant or provision which under the indentures cannot be modified or amended without the consent of the holder of each outstanding debt security of that series affected (Section 513).

Consolidation, Merger and Conveyances

   Neither we nor, in the case of the Sprint Capital indenture, Sprint Capital may consolidate with or merge into any other person or convey, transfer or lease all or substantially all of our properties and assets in any one transaction or series of transactions, and neither we nor, in the case of the Sprint Capital indenture, Sprint Capital may permit any person to consolidate with or merge into us or Sprint Capital or convey, transfer or lease all or substantially all of its properties and assets in any one transaction or series of transactions to us or Sprint Capital, unless:

    . the successor person is organized under the laws of any United States jurisdiction and assumes our obligations or the obligations of Sprint Capital, as applicable, under the debt securities, the guarantees and the applicable indenture,

    . after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has happened and is continuing, and

    .  certain other conditions specified in the indentures are met.

   Thereafter, if we or Sprint Capital are not the successor person, all of our obligations and the obligations of Sprint Capital terminate (Sections 801 and 802).

Defeasance

   Unless the applicable prospectus supplement states otherwise, the following defeasance provisions will apply to the debt securities.

   The indentures provide that we and Sprint Capital, in the case of debt securities issued under the Sprint Capital indenture, may elect either:

    . to defease and be discharged from any and all obligations with respect to the debt securities and the guarantees of those debt securities, with certain limited exceptions described below, which we refer to as full defeasance, or

    . to be released from our respective obligations with respect to the debt securities under the restrictive covenants in the indentures and the related Events of Default as well as the cross-default to other indebtedness Event of Default, which we refer to as covenant defeasance.

   In order to accomplish full defeasance or covenant defeasance, we or Sprint Capital must deposit with the applicable trustee, or other qualifying trustee, in trust, money and/or U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on the debt securities on the scheduled due dates for the payments. Such a trust may be established only if, among other things, we or Sprint Capital deliver to the applicable trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of full defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if full defeasance or covenant defeasance had not occurred. The opinion, in the case of full defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after October 1, 1998. Obligations not discharged in a full defeasance include those relating to the rights of holders of outstanding debt securities to receive, solely from the trust fund described above, payments in respect of the principal of and any premium and interest on debt securities when due as set forth in Section 1304 of the indentures, and obligations to register the transfer or exchange of the debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities, to hold moneys for payment in trust and to compensate, reimburse and indemnify the trustee (Article Thirteen).

   The applicable prospectus supplement may further describe additional provisions, if any, permitting defeasance or covenant defeasance with respect to the debt securities of a particular series.

Regarding the Trustee

   We have a normal business banking relationship with the trustee, including the maintenance of accounts and the borrowing of funds. The trustee may own debt securities.

Governing Law

   New York law, without regard to principles of conflicts of law, will govern the indentures, the debt securities and the guarantees.

Global Securities

   Unless otherwise provided in the applicable prospectus supplement, each series of the debt securities will be issued in the form of one or more global securities that will be deposited with, or on behalf of, The Depository Trust Company, as depositary. Interests in the global securities will be issued only in denominations of $1,000 or integral multiples thereof. Unless and until it is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred except as a whole to a nominee of the depositary for such global security, or by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or any such nominee to a successor depositary or a nominee of such successor depositary.

Book-Entry System

   Initially, the debt securities will be registered in the name of Cede & Co., the nominee of the depositary. Accordingly, beneficial interests in the debt securities will be shown on, and transfers of the debt securities will be effected only through, records maintained by the depositary and its participants. For further discussion of the provisions we expect will apply to depositary arrangements, see "Description of Convertible Subordinated Debt Securities--Book-Entry Securities."

            DESCRIPTION OF CONVERTIBLE SUBORDINATED DEBT SECURITIES

   The convertible subordinated debt securities will be issued under an indenture between us and a trustee. The name of the trustee will be set forth in the applicable prospectus supplement. We have summarized the material provisions of the indenture below. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meaning specified in the indenture. You can obtain copies of the indenture by following the directions described under the caption "Where You Can Find More Information." In this section, references to "our", "we" and similar terms mean Sprint Corporation, excluding its subsidiaries.

General

   The indenture does not limit the aggregate principal amount of convertible subordinated debt securities that we may issue and provides that we may issue convertible subordinated debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. We may issue additional convertible subordinated debt securities of a particular series without the consent of the holders of the convertible subordinated debt securities of that series outstanding at the time of the issuance. Any additional convertible subordinated debt securities, together with all other outstanding convertible subordinated debt securities of that series, will constitute a single series of convertible subordinated debt securities under the indenture. The indenture also does not limit our ability to incur other debt and does not contain financial or similar restrictive covenants. The convertible subordinated debt securities will be subordinated in right of payment to all of our Senior Debt as described below.

   A prospectus supplement relating to a series of convertible subordinated debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

    .  the title of the convertible subordinated debt securities;

    . any limit on the total principal amount of the convertible subordinated debt securities;

    . the maturity date or dates of the convertible subordinated debt securities;

    . the rate or rates of interest, which may be fixed or variable, per annum at which the convertible subordinated debt securities will bear interest, or the method of determining the rate or rates, if any;

    .  the date or dates from which interest, if any, will accrue;

    . the dates on which interest will be payable and the related record dates;

    . whether payments of principal or interest will be determined by any index, formula or other method and the manner of determining the amount of these payments;

    . the place or places where the principal of, premium, if any, and interest on the convertible subordinated debt securities will be payable if other than the location specified in this prospectus;

    . any redemption dates, prices, rights, obligations and restrictions on the convertible subordinated debt securities;

    . any mandatory or optional sinking fund, purchase fund or similar provisions;

    . the denominations in which the convertible subordinated debt securities will be issuable if other than denominations of $1,000 and integral multiples of $1,000;

    . the portion of the principal amount of the convertible subordinated debt securities payable upon the acceleration of the maturity of the convertible subordinated debt securities if other than the principal amount;

    . the currency or currency unit in which principal and interest will be paid if other than U.S. dollars;

    . whether we will issue the convertible subordinated debt securities in permanent global form and the circumstances under which the permanent global debt security may be exchanged;

    . whether subordination provisions different from those summarized below will apply to the convertible subordinated debt securities;

    . any special tax implications of the convertible subordinated debt securities;

    . any deletions from, changes in or additions to the events of default or the covenants specified in the indenture; and

    . any other material terms of the convertible subordinated debt securities not specified in this prospectus (Section 301).

   We may issue convertible subordinated debt securities at a substantial discount below their stated principal amount. We refer to these securities as original issue discount securities, which means any security that initially provides for an amount less than its principal amount to be due and payable upon the acceleration of its maturity. We will describe the federal income tax consequences and other special considerations applicable to any original issue discount securities in the applicable prospectus supplement.

   Unless the applicable prospectus supplement states otherwise, the convertible subordinated debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. Holders of convertible subordinated debt securities will not pay any service charge for any registration of transfer or exchange of the convertible subordinated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration of transfer or exchange.

Payment; Transfer

   Unless the applicable prospectus supplement states otherwise, principal of, premium, if any, and interest, if any, on the convertible subordinated debt securities will be payable, and the convertible subordinated debt securities will be transferable, at the corporate trust office of the trustee. However, interest may be paid at our option by check mailed to the address of the holder entitled to the interest as it appears on the security register. We will have the right to require a holder of any convertible subordinated debt security, in connection with any payment on the convertible subordinated debt security, to certify information to us or, in the absence of certification, we may rely on any legal presumption to enable us to determine our obligation, if any, to deduct or withhold taxes, assessments or governmental charges from the payment.

Conversion Rights

   General. Unless the applicable prospectus supplement states otherwise, the holder of any convertible subordinated debt security of any series will have the right, at the holder's option, to convert any portion of the principal amount of the security that is an integral multiple of $1,000 into shares of common stock, as defined, at any time following the last original issue date of the convertible subordinated debt securities of that series and before the close of business on the maturity date at the conversion rate per $1,000 principal amount of the convertible subordinated debt security set forth in the applicable prospectus supplement. Unless the applicable prospectus supplement states otherwise, the conversion rate will be subject to adjustment as described below. The right to convert a convertible subordinated debt security called for redemption or delivered for repurchase will terminate at the close of business on the redemption date or repurchase date for that convertible subordinated debt security (Sections 203 and 1501).

   Definition of Common Stock. Under the indenture, the term "common stock" initially refers to our PCS common stock, series 1. However, if we convert all outstanding shares of PCS common stock into FON common stock as described under the caption "Description of PCS Common Stock--Conversion of PCS Common Stock at our Option" or "--Mandatory Dividend, Redemption or Conversion of PCS Common Stock," each convertible subordinated debt security then outstanding will thereafter be convertible into the number of shares of FON common stock that would have been issuable in respect of that security if it had been converted into PCS common stock immediately before the conversion of PCS common stock into FON common stock. See "--Adjustments to Conversion Rate" below. In this circumstance, the term "common stock" as used in the indenture will thereafter refer to FON common stock.

   If we redeem all outstanding shares of PCS common stock in exchange for common stock of one or more of our subsidiaries as described under the caption "Description of PCS Common Stock--Redemption of PCS Common Stock in Exchange for Stock of a Subsidiary," each convertible subordinated debt security then outstanding will thereafter be convertible into the number of shares of common stock of the subsidiary or subsidiaries that would have been issuable in respect of that security if it had been converted into PCS common stock immediately before the redemption. See "--Adjustments to Conversion Rate" below. In this circumstance, the term "common stock" as used in the indenture will thereafter refer to the common stock of our subsidiary or subsidiaries.

   Exercise of Conversion Rights. Unless the applicable prospectus supplement states otherwise, the holder of any convertible subordinated debt security will be able to exercise its right of conversion by delivering the convertible subordinated debt security at the specified office of the conversion agent, accompanied by a duly signed and completed notice of conversion. You will be able to obtain a copy of the form of conversion notice from the trustee. The conversion date will be the date on which the convertible subordinated debt security and the duly signed and completed notice of conversion and all other required items are so delivered. As promptly as practicable on or after the conversion date, we will issue and deliver to the conversion agent a certificate for the number of full shares of common stock issuable upon conversion. Shares of common stock issued upon conversion of the convertible subordinated debt securities will be fully paid and nonassessable.

   Unless the applicable prospectus supplement states otherwise, any holder that surrenders a convertible subordinated debt security for conversion on a date that is not an interest payment date will not be entitled to any interest for the period from the preceding interest payment date to the date of conversion, except as described in this paragraph. The holder of any convertible subordinated debt security on a regular record date, including a convertible subordinated debt security that is subsequently converted after the regular record date, will receive the interest payable on the interest payment date. However, any holder surrendering a convertible subordinated debt security for conversion during the period from the close of business on a regular record date to the opening of business on the next interest payment date must be accompanied by payment of an amount equal to the interest payable on that interest payment date on the principal amount of the convertible subordinated debt security surrendered for conversion. Notwithstanding this requirement, a holder need not make that payment if it is converting a convertible subordinated debt security that we have called for redemption or are required to repurchase, if the right to convert the subordinated debt security would terminate between the regular record date and the close of business on the next interest payment date because of the redemption or repurchase.We will pay interest in respect of any convertible subordinated debt security surrendered for conversion on or after an interest payment date and before the next regular record date to the holder of that convertible subordinated debt security as of the next preceding regular record date, notwithstanding the exercise of the conversion right.

   We will not make any other payment or adjustment for interest, or for any dividends in respect of common stock, upon conversion. Holders of common stock issued upon conversion of convertible subordinated debt securities will not receive any dividends payable to holders of common stock as of any record time before the close of business on the conversion date relating to such convertible subordinated debt securities. We will not issue any fractional shares upon conversion and instead will pay fractional shares in cash or, at our option, we will round up the shares issued to the next whole number of shares.

   A holder delivering a convertible subordinated debt security for conversion need not pay any transfer or similar taxes or duties in respect of the issue or delivery of common stock on conversion but must pay any tax or duty payable in respect of any transfer involved in the issue of the common stock. We will not deliver certificates representing shares of common stock unless the person requesting delivery has paid to us the amount of any tax or duty that is payable or has established to our satisfaction that the tax or duty has been paid (Sections 1502 and 1508).

   Adjustments to Conversion Rate. Unless the applicable prospectus supplement states otherwise, we will adjust the conversion rate in certain events, including:

      (1) dividends and other distributions payable in common stock on shares of our capital stock;

      (2) the issuance to all holders of common stock of rights, options or warrants to subscribe for or purchase common stock at less than the then current market price (determined as provided in the indenture) as of the record date for stockholders entitled to receive those rights, options or warrants;

      (3) subdivisions, combinations and reclassifications of our common stock;

      (4) distributions to all holders of common stock of evidences of our indebtedness, shares of capital stock, cash or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to in clauses (1) and (2) above, dividends and distributions paid exclusively in cash and in mergers and consolidations to which the third succeeding paragraph applies);

      (5) cash distributions (excluding any cash portion of distributions referred to in clause (4) above or cash distributed upon a merger or consolidation to which the third succeeding paragraph applies) to all holders of common stock in an aggregate amount that, together with:

       . other cash distributions made within the preceding 12 months to all holders of common stock in respect of which no adjustment has been made, and

       . any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the market capitalization of the common stock on the record date for that distribution;

      (6) the successful completion of a tender offer by us or any of our subsidiaries for common stock that involves an aggregate consideration that, together with:

       . any cash and other consideration payable in a tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding the expiration of the tender offer in respect of which no adjustment has been made, and

       .  the aggregate amount of any cash distributions referred to in clause
          (5) above to all holders of common stock within the 12 months preceding the expiration of the tender offer in respect of which no adjustments have been made,

   exceeds 10% of the market capitalization of the common stock on the expiration of that tender offer; and

      (7) the conversion of all outstanding shares of PCS common stock into shares of FON common stock or common stock of a subsidiary as described under the caption "Description of PCS Common Stock-- Conversion of PCS Common Stock at our Option, "--Mandatory Dividend, Redemption or Conversion of PCS Common Stock" or "--Redemption of PCS Common Stock in Exchange for Stock of a Subsidiary."

   In addition, we reserve the right to make increases in the conversion rate that we consider advisable so that any event treated for federal income tax purposes as a dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock will not be taxable to the recipients.

   We will not adjust the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate (Section 1504). We will also not duplicate any adjustment when an event falls into more than one of the categories described above. We will compute any adjustments to the conversion rate and will give notice to the holders of the convertible subordinated debt securities of any adjustments (Section 1505).

   In case of:

      (1) our consolidation or merger with or into another person, or

      (2) any merger of another person into us, other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the common stock, or

      (3) any sale or transfer of all or substantially all of our assets,

each convertible subordinated debt security then outstanding will become convertible only into the securities, cash and other property receivable upon the consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which that convertible subordinated debt security could be converted immediately before the event, assuming:

    . the holder of common stock failed to exercise any rights of election with respect to the consolidation, merger, sale or transfer, and

    . that the convertible subordinated debt security was then convertible (Section 1511).

   Unless the applicable prospectus supplement states otherwise, from time to time we may increase the conversion rate relating to any series of convertible subordinated debt securities by any amount for any period of at least 20 days if our board of directors determinates that the increase would be in our best interests. This determination will be conclusive. We will give holders at least 15 days' notice of any increase of this kind.

   If at any time we make a distribution of property to our stockholders that would be taxable to those stockholders as a dividend for federal income tax purposes and, pursuant to the anti-dilution provisions of the indenture, the number of shares into which convertible subordinated debt securities of any series are convertible is increased, that increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to holders of convertible subordinated debt securities.

   Termination of Conversion Rights. Under our articles of incorporation, if we dispose of all or most of the PCS group's assets and elect to redeem all or most of the outstanding shares of PCS common stock, series 1 as described under the caption "Description of PCS Common Stock--Mandatory Dividend, Redemption or Conversion of PCS Common Stock," we will mail notice of the redemption to all holders of convertible subordinated debt securities at least 30 days prior to the redemption date, which we refer to as the PCS stock redemption date. The right to convert convertible subordinated debt securities into shares of common stock will terminate at the close of business on the day immediately preceding the PCS stock redemption date. After the PCS stock redemption date, outstanding convertible subordinated securities will no longer be convertible into any securities of our company.

Subordination

   The convertible subordinated debt securities will be subordinate and junior in right of payment to all of our Senior Debt. The convertible subordinated debt securities will also be effectively subordinated in right of payment to all indebtedness and other liabilities of our subsidiaries. As of March 31, 2001, we had $16.9 billion of Senior Debt outstanding (including $86 million of letters of credit and $15.5 billion of guarantees of debt of our subsidiaries), and our subsidiaries had an aggregate of $28.2 billion of indebtedness and other liabilities outstanding.

   Under the indenture, Senior Debt means:

      (1) our indebtedness for money borrowed or evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments,

      (2) all our obligations evidenced by a note or similar instrument or written agreement given in connection with the acquisition of any businesses, properties or assets, including the acquisition of securities,

      (3) our obligations as lessee under leases capitalized on the balance sheet of the lessee under generally accepted accounting principles,

      (4) our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts, or similar agreements or arrangements intended to protect us against fluctuations in interest or currency exchange rates or commodity prices,

      (5) all our reimbursement obligations with respect to letters of credit, bankers' acceptances or similar facilities issued for our account,

      (6) indebtedness of others of the kinds described in the preceding clauses (1), (2), (3), (4) and (5) that we have assumed, guaranteed or otherwise assured the payment of, directly or indirectly, and/or

      (7) deferrals, renewals, extensions and refundings of, or bonds, debentures, notes or other evidences of indebtedness issued in exchange for, or amendments, modifications or supplements to, or covenants and our other obligations in connection with, the indebtedness described in the preceding clauses (1) through (6) whether or not there is notice to or consent of the holders of convertible subordinated debt securities; except:

       . indebtedness and advances among us and our direct and indirect subsidiaries; and

       . any particular indebtedness that expressly provides that it is not Senior Debt (Sections 101).

   As a result of these subordination provisions, no payment on account of the principal of, premium, if any, or interest on the convertible subordinated debt securities may be made if:

    . a payment default with respect to any Senior Debt exists and any applicable grace period has expired or,

    . any other event of default has occurred with respect to any Senior Debt that permits the holders to accelerate the maturity of the Senior Debt and is continuing after written notice to us and the trustee, which we refer to as a payment blockage notice (Section 1603).

   If payments on the convertible subordinated debt securities have been blocked by a payment default on Senior Debt, payments on the convertible subordinated debt securities may resume when the payment default has been cured or waived. If payments on the convertible subordinated debt securities have been blocked by a nonpayment default, payments on the convertible subordinated debt securities may resume on the earlier of:

    .  the date the nonpayment default is cured or waived, or

    .  179 days after the payment blockage notice is received.

   No nonpayment default that existed on the day a payment blockage notice was delivered to the trustee can be used as the basis for any subsequent payment blockage notice. In addition, once any holder of Senior Debt has blocked payment on the convertible subordinated debt securities by giving a payment blockage notice, no new period of payment blockage can be commenced by any holder of Senior Debt until 365 days have elapsed since the effectiveness of the immediately prior payment blockage notice.

   Upon the acceleration of the principal due on the convertible subordinated debt securities or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest due on all Senior Debt must be paid in full in cash before the holders of the convertible subordinated debt securities may receive any payment. As a result of these subordination provisions, in the event of our insolvency, our creditors who hold Senior Debt may recover more, ratably, than the holders of the convertible subordinated debt securities, and the subordination may reduce or limit payments to the holders of the convertible subordinated debt securities (Section 1602).

Events of Default

   Definition. The indenture defines an Event of Default with respect to convertible subordinated debt securities of any series as any one of the following events:

      (1) failure to pay any interest on any convertible subordinated debt security of that series when due and payable, continued for 30 days;

      (2) failure to pay principal of or any premium on any convertible subordinated debt security of that series when due;

      (3) failure to deposit any sinking fund payment, when due, in respect of any convertible subordinated debt security of that series;

      (4) failure to perform any other covenant or warranty in the indenture (other than a covenant included in the indenture solely for the benefit of a series of convertible subordinated debt securities other than that series), continued for 60 days after written notice as provided in the indenture;

      (5) any indebtedness for money borrowed by us in an aggregate principal amount in excess of $50 million is not paid at final maturity or the maturity of which is accelerated and the default in payment or acceleration is not cured or rescinded within 10 days after written notice;

      (6) the entry of a decree or order for relief in respect of our company by a court having jurisdiction in the premises in an involuntary case under federal or state bankruptcy laws and the continuance of any decree or order unstayed and in effect for a period of 60 consecutive days;

      (7) the commencement by us of a voluntary case under federal or state bankruptcy laws or the consent by us to the entry of a decree or order for relief in an involuntary case under any bankruptcy law; and

      (8) any other Event of Default provided with respect to convertible subordinated debt securities of that series (Section 501).

   Remedies. If an Event of Default with respect to convertible subordinated debt securities of any series occurs and is continuing, then either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding convertible subordinated debt securities of that series may declare by notice in writing to us the principal amount (or, if the convertible subordinated debt securities of that series are original issue discount securities, that portion of the principal amount as may be specified in the terms of that series) of all the convertible subordinated debt securities of that series to be due and payable immediately. Notwithstanding the foregoing, unless the applicable prospectus supplement states otherwise, if an Event of Default described in clauses (6) or (7) with respect to convertible subordinated debt securities of any series occurs and is continuing, then all of the convertible subordinated debt securities of that series shall become immediately due and payable without any further act by us, any holder or the trustee. At any time after a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding convertible subordinated debt securities of that series may, under certain circumstances, rescind and annul the acceleration (Section 502).

   In the event of a payment or covenant default with respect to convertible subordinated debt securities, the trustee, subject to certain limitations and conditions, may institute judicial proceedings to enforce the payment of any amount due or the performance of that covenant or any other proper remedy (Section 503). Under certain circumstances, the trustee may withhold notice to the holders of the convertible subordinated debt securities of a default if the trustee in good faith determines that withholding notice is in the best interest of the holders (Section 602).

   Obligations of Trustee. The indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable security or indemnity (Section 603). Subject to the provisions for the indemnification of the trustee and to certain other conditions, the holders of a majority in aggregate principal amount of the outstanding convertible subordinated debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee with respect to the convertible subordinated debt securities of that series. However, the trustee may decline to act if the holders' direction violates any law or the indenture, would unduly prejudice the right of other holders or subject the trustee to personal liability (Section 512).

   No holder of any convertible subordinated debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or trustee or for any remedy, unless:

    . the holder has given the trustee written notice of a continuing Event of Default with respect to the convertible subordinated debt securities of that series;

    . the holders of not less than 25% in aggregate principal amount of the outstanding convertible subordinated debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee;

    . the trustee has not received an inconsistent direction from the holders of a majority in principal amount of the outstanding convertible subordinated debt securities of that series; and

    . the trustee has failed to institute the requested proceeding within 60 days (Section 507).

   However, the holder of any convertible subordinated debt security will have an absolute right to receive payment of the principal of, premium, if any, and interest on that convertible subordinated debt security on the due dates expressed in that convertible subordinated debt security and to institute suit for the enforcement of any payment (Section 508).

   Under the indenture we must furnish to the trustee annually a statement regarding our performance of certain of our obligations under the indenture and as to any default in performance (Section 1005).

Defeasance and Covenant Defeasance

   Unless the applicable prospectus supplement states otherwise, the indenture provides that we may choose to deposit in trust with the trustee cash and/or government securities in an amount sufficient, without reinvestment, to pay all sums due on any series of convertible subordinated debt securities. If we make this deposit, then, at our option, we:

      (1) will be deemed to have satisfied and paid all of our obligations in respect of the convertible subordinated debt securities of a particular series, which is referred to as full defeasance; or

      (2) will not need to comply with certain restrictive covenants contained in the indenture, and the occurrence of a covenant default with respect to those restrictive covenants, as well as the cross-default to other indebtedness, will no longer be Events of Default with respect to that series of convertible subordinated debt securities, which is referred to as covenant defeasance.

We will, however, be required, among other things, to continue to effect conversions of convertible subordinated debt securities.

   A trust of this kind may only be established if, among other things,

    .  no Event of Default exists or occurs as a result of the deposit; and

    . we deliver an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of the deposit.

   If we exercise either defeasance option with respect to any series of convertible subordinated debt securities and the maturity of that series is accelerated upon an Event of Default, the amount of cash and government securities on deposit with the trustee may not be sufficient to pay amounts due on these convertible subordinated debt securities at the time of the acceleration. If we have elected covenant defeasance, we will remain liable with respect to these payments. However, if we have elected full defeasance, we will not remain liable with respect to these payments (Article 13).

Modification and Waiver

   Modifications and Amendments. We and the trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding convertible subordinated debt securities of each series affected by the modification or amendment. Unless the applicable prospectus supplement states otherwise, however, we may not, without the consent of the holder of each outstanding convertible subordinated debt security affected:

    . change the maturity date of the principal of, or interest on, any convertible subordinated debt security,

    . reduce the principal amount of, or any premium or rate of interest on, any convertible subordinated debt security,

    . reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof,

    . change the place or currency of payment of principal of, premium, if any, or interest on, any debt security,

    . impair the right to institute suit for the enforcement of any payment on or with respect to any convertible subordinated debt security,

    . modify the conversion privilege or the subordination provisions with respect to any convertible subordinated debt security in a manner adverse to the holder thereof, or

    . reduce the percentage in principal amount of outstanding convertible subordinated debt securities of any series required to modify or amend the indenture or to waive compliance with certain provisions of, or defaults under, the indenture (Section 902).

   Notwithstanding the foregoing, without the consent of any holder of convertible subordinated debt securities, we and the trustee may modify and amend the indenture:

    . to evidence the succession of another person to us and the assumption by the successor of our obligations under the indenture;

    . to make any change that would provide any additional rights or benefits to the holders of the convertible subordinated debt securities of any series or that does not adversely affect the legal rights of any holder under the indenture;

    .  to add any additional Events of Default;

    . to permit the issuance of convertible subordinated debt securities in bearer form;

    . to change the provisions of the indenture in respect of any series of convertible subordinated debt securities not yet issued;

    .  to secure the convertible subordinated debt securities of any series;

    . to make provisions with respect to the conversion rights of holders of convertible subordinated debt securities of any series in the event of a consolidation, merger or sale of assets as required by the indenture;

    . to establish the form or terms of the convertible subordinated debt securities of any series as permitted by the indenture;

    . to evidence and provide for the acceptance of the appointment under the indenture of a successor trustee; or

    . to cure any ambiguity, defect or inconsistency, provided that the interests of the holders of outstanding convertible subordinated debt securities of any series are not adversely affected in any material respect (Section 901).

   Waivers. The holders of at least a majority in aggregate principal amount of the outstanding convertible subordinated debt securities of each series may, on behalf of all holders of convertible subordinated debt securities of that series, waive, insofar as that series is concerned, our compliance with certain restrictive provisions of the indenture (Section 1006).

   The holders of at least a majority in aggregate principal amount of the outstanding convertible subordinated debt securities of any series may, on behalf of all holders of convertible subordinated debt securities of that series, waive any past default under the indenture, except:

    . a default in the payment of principal of, premium, if any, or interest on, any convertible subordinated debt security of that series; or

    . a default in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each convertible subordinated debt security of the series affected (Section 513).

Consolidation, Merger and Conveyances

   We may consolidate with or merge into any corporation, or transfer our assets substantially as an entirety to any person, organized under the laws of the U.S., any state in the U.S. or the District of Columbia, provided that:

    . the successor person assumes our obligations on the convertible subordinated debt securities and under the indenture;

    . after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, will have occurred and be continuing; and

    .  certain other conditions under the indenture are met (Section 801).

Trustee

   The trustee may resign or be removed with respect to one or more series of convertible subordinated debt securities and a successor trustee may be appointed to act with respect to that series (Section 610). In the event that two or more persons are acting as trustee with respect to different series of convertible subordinated debt securities, each trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee, and any action described herein to be taken by the "trustee" may then be taken by each trustee with respect to, and only with respect to, the one or more series of convertible subordinated debt securities for which it is trustee (Section 611).

Book-Entry Securities

   The convertible subordinated debt securities of a series may be issued in the form of one or more book-entry securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement (Section 301). In this case, one or more book-entry securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of convertible subordinated debt securities of the series to be represented by the book-entry security or securities. Unless and until it is exchanged in whole or in part for convertible subordinated debt securities in definitive registered form, a book-entry security may not be transferred except as a whole by the depositary for that book-entry security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of the successor (Section 305).

   The specific terms of the depositary arrangement with respect to any portion of a series of convertible subordinated debt securities to be represented by a book-entry security will be described in the applicable prospectus supplement. We anticipate that the following provisions will apply to all depositary arrangements.

   Upon the issuance of a book-entry security, the depositary for that book-entry security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the convertible subordinated debt securities represented by that book-entry security to the accounts of persons that have accounts with that depositary, or participants. Those accounts will be designated by the underwriters or agents with respect to the convertible subordinated debt securities or by us if the convertible subordinated debt securities are offered and sold directly by us. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the depositary's system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with participants either directly or indirectly, which we refer to as indirect participants. Persons who are not participants may beneficially own book-entry securities held by the depositary only through participants or indirect participants.

   Ownership of beneficial interests in any book-entry security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee with respect to interests of participants in that book-entry security and on the records of participants with respect to interests of indirect participants. The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws, as well as the limits on participation in the depositary's book-entry system, may impair the ability to transfer beneficial interests in a book-entry security.

   So long as the depositary or its nominee is the registered owner of a book-entry security, the depositary or its nominee will be considered the sole owner or holder of the convertible subordinated debt securities represented by that book-entry security for all purposes under the indenture. Except as provided below, owners of beneficial interests in convertible subordinated debt securities represented by book-entry securities will not be entitled to have convertible subordinated debt securities of the series represented by that book-entry security registered in their names, will not receive or be entitled to receive physical delivery of the convertible subordinated debt securities in definitive form, and will not be considered the owners or holders of the convertible subordinated debt security under the indenture.

   Payments of principal of, premium, if any, and interest on convertible subordinated debt securities registered in the name of the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the book-entry security representing those convertible subordinated debt securities. We expect that the depositary for a series of convertible subordinated debt securities or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the book-entry security for those convertible subordinated debt securities, as shown on the records of the depositary or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in the book-entry security held through those persons will be governed by standing instructions and customary practices, as is now the case with securities registered in "street name", and will be the responsibility of the participants and indirect participants. None of us, the trustee, any authenticating agent, any paying agent, or the security registrar for the convertible subordinated debt securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry security for those convertible subordinated debt securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests (Section 311).

   If the depositary for convertible subordinated debt securities of a series notifies us that it is unwilling or unable to continue as depositary or if at any time the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, we have agreed to appoint a successor depositary. If a successor is not appointed by us within 90 days, we will issue convertible subordinated debt securities of that series in definitive registered form in exchange for the book-entry security representing that series of convertible subordinated debt securities. In addition, we may at any time and in our sole discretion determine that the convertible subordinated debt securities of any series issued in the form of one or more book-entry securities will no longer be represented by that book-entry security or securities and, in that event, we will issue convertible subordinated debt securities of that series in definitive registered form in exchange for the book-entry security or securities. Further, if we so specify with respect to the convertible subordinated debt securities of a series, or if an Event of Default, or an event which with notice, lapse of time or both would be an Event of Default, with respect to the convertible subordinated debt securities of that series has occurred and is continuing, an owner of a beneficial interest in a book-entry security representing convertible subordinated debt securities of that series may receive convertible subordinated debt securities of that series in definitive registered form. In that case, an owner of a beneficial interest in a book-entry security will be entitled to physical delivery in definitive registered form of convertible subordinated debt securities of the series represented by that book-entry security equal in principal amount to that beneficial interest and to have those convertible subordinated debt securities registered in its name (Section 305).

                           AUTHORIZED CAPITAL STOCK

   Pursuant to our articles of incorporation, we have 9,020,000,000 shares of authorized capital stock, which are divided into three classes of common stock and one class of preferred stock. The common stock consists of the FON common stock, the PCS common stock and the Class A common stock. Each class of common stock is divided into two or more series, as follows:

   Our FON common stock includes the following authorized shares:

    . 2,500,000,000 shares of FON common stock, series 1, par value $2.00 per share,

    . 500,000,000 shares of FON common stock, series 2, par value $2.00 per share, and

    . 1,200,000,000 shares of FON common stock, series 3, par value $2.00 per share.

   Our PCS common stock includes the following authorized shares:

    . 3,000,000,000 shares of PCS common stock, series 1, par value $1.00 per share,

    . 1,000,000,000 shares of PCS common stock, series 2, par value $1.00 per share, and

    . 600,000,000 shares of PCS common stock, series 3, par value $1.00 per share.

   Our Class A common stock includes the following authorized shares:

    . 100,000,000 shares of Class A common stock, having no series designation, par value $0.50 per share, and

    . 100,000,000 shares of Class A common stock, series DT, par value $0.50 per share.

   In addition, we have 20,000,000 authorized shares of preferred stock, no par value. Of these shares, 3,050,095 have been designated and 246,861 have been issued. See "Description of Preferred Stock--Designated and Outstanding Preferred Stock." With respect to our undesignated shares of preferred stock, our board of directors may issue shares in one or more series, with the voting powers (full or limited or without voting power), designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions on those rights, as our board may fix and determine by resolution.

   The FON common stock, series 3, the PCS common stock, series 3, and the two series of Class A common stock are all shares of stock that are referred to collectively as Class A stock. Shares of Class A stock have been issued, and will be issued, only to France Telecom or Deutsche Telekom, or to certain majority owned subsidiaries of France Telecom and/or Deutsche Telekom. Following the completion of the secondary offering of all of the FON common stock owned by France Telecom and Deutsche Telekom, including the FON common stock underlying their shares of Class A common stock, on June 4, 2001, each share of Class A common stock entitles the holder to have one-half of a share of PCS common stock, series 3 issued to the holder. The issuance of the underlying shares of FON common stock, series 3 in the secondary offering did not change the number of outstanding shares of Class A common stock. Similarly, the issuance of the underlying shares of PCS common stock, series 3 will not change the number of outstanding shares of Class A common stock. Instead, the issuance of the underlying stock reduces the number of underlying shares that the holder is entitled to have issued, which in turn affects the per share dividend rights, voting rights and liquidation rights of the Class A common stock. In addition, the par value of the shares of Class A common stock is reduced by the aggregate par value of the underlying shares issued. For example, the par value of the Class A common stock was reduced to $0.50 per share from $2.50 per share as a result of the issuance of the underlying FON common stock.

   The FON common stock, series 1 and the PCS common stock, series 1 are both listed and traded on the New York Stock Exchange.

                  DESCRIPTION OF CONVERTIBLE PREFERRED STOCK

   The terms of any series of convertible preferred stock will be set forth in a certificate of designation adopted by our board of directors. The applicable prospectus supplement will describe the material terms of the series of convertible preferred stock offered by that prospectus supplement. If we issue any series of convertible preferred stock, we will file the applicable certificate of designation as an exhibit to the registration statement and you should read the certificate of designation for provisions that may be important to you. In addition, our articles of incorporation and bylaws govern the rights of all of our stockholders generally. Our articles of incorporation and bylaws have been filed as exhibits to the registration statement and you should read our articles of incorporation and bylaws for provisions that may be important to you. You can obtain copies of any certificate of designation and our articles of incorporation and bylaws by following the directions described under the caption "Where You Can Find More Information."

General

   Under our articles of incorporation, our board of directors has the authority, without further stockholder action, to issue a maximum of 20,000,000 shares of preferred stock, or 16,949,905 shares of preferred stock in addition to the 3,050,095 shares of preferred stock already designated. See "--Designated and Outstanding Preferred Stock" below. Our board of directors has the authority to determine or fix the voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights of, and any qualifications, limitations or restrictions on, any series of convertible preferred stock, which we will describe in the applicable prospectus supplement. These powers, designations, preferences and rights may include the following:

    .  the number of shares and designation or title of the shares;

    .  dividend rights;

    .  any redemption dates, prices, rights, obligations and restrictions;

    .  the terms of any purchase, retirement or sinking fund;

    .  voting rights, if any;

    . the rights of the holders upon our dissolution or upon the distribution of our assets, including any liquidation preference; and

    . any other preferences, rights, limitations or restrictions of the series.

   The applicable prospectus supplement will also describe the terms and conditions of the conversion rights of the series of convertible preferred stock being offered by that prospectus supplement.

Designated and Outstanding Preferred Stock

   As of June 30, 2001, we had the following series of preferred stock designated and outstanding:

    . 95 shares of preferred stock-fifth series, no par value, designated and 95 shares outstanding;

    . 1,500,000 shares of preferred stock-sixth series, no par value, designated and no shares outstanding;

    . 300,000 shares of preferred stock-seventh series, convertible, no par value, designated and 246,766 shares outstanding; and

    . 1,250,000 shares of preferred stock-eighth series, no par value, designated and no shares outstanding.

                        DESCRIPTION OF PCS COMMON STOCK

   We have summarized the material terms of our PCS common stock below. Our articles of incorporation and bylaws have been filed as an exhibit to the registration statement and you should read our articles of incorporation and bylaws for provisions that may be important to you. You can obtain copies of our articles of incorporation and bylaws by following the directions described under the caption "Where You Can Find More Information."

Dividend Rights and Restrictions

   We will pay dividends on the PCS common stock when declared by our board of directors. We do not anticipate that our board will declare dividends on the PCS common stock in the foreseeable future.

   Our board may declare dividends on the FON common stock and not the PCS common stock, or it may declare dividends on the PCS common stock and not the FON common stock. If the board declares a dividend on one series of the PCS common stock, it must declare the same dividend on all three series of PCS common stock. In addition, it must declare an equivalent dividend on the PCS common stock underlying the outstanding Class A common stock.

   Dividends on the FON common stock, the PCS common stock and the Class A common stock may be declared only out of our net income or earned surplus. Net losses of either the PCS group or the FON group, and dividends and distributions on, or repurchases of, PCS common stock, FON common stock or Class A common stock, will reduce funds legally available for the payment of dividends on all three classes of common stock.

   The tracking stock policies adopted by our board of directors require that dividends on the PCS common stock, including the PCS common stock underlying the Class A common stock, may be paid only out of the lesser of

    . the funds of our company that are legally available for the payment of dividends and

    . the PCS group available dividend amount, which is similar to the amount of assets that would be available for the payment of dividends on the PCS common stock, including the PCS common stock underlying the Class A common stock, under the Kansas General Corporation Code if the PCS group were a separate company.

   Our board of directors may not declare a dividend or distribution consisting of shares of FON common stock on the PCS common stock. The board may only declare a dividend or distribution of shares of PCS common stock on the FON common stock if the shares to be issued represent an inter-group interest of the FON group in the PCS group.

   Before any dividends on the PCS common stock or any other class of our common stock may be paid or declared and set apart for payment, we must pay or declare and set apart for payment full cumulative dividends on all outstanding series of preferred stock.

   If we fail to purchase the preferred stock--fifth series upon tender by the holders, we are precluded from declaring or paying dividends on our PCS common stock or any other class of common stock until we have deposited the funds necessary for the purchase of the preferred stock-fifth series. If all of the shares of preferred stock-fifth series were tendered, the purchase price would be $9.5 million plus accrued dividends.

   Upon the issuance of a new series of preferred stock, our board may provide for dividend restrictions on the PCS common stock as to that series of preferred stock.

Voting Rights

   Votes Per Share. The holders of PCS common stock vote together with the holders of the FON common stock, Class A common stock and preferred stock as a single class on most matters. When all classes are voting as a single class, the holders have the following number of votes:

    . The holders of the FON common stock, series 1, the FON common stock, series 3 and the preferred stock--fifth series have one vote per share.

    . The holders of the PCS common stock, series 1 and PCS common stock, series 3 have a number of votes per share equal to the number obtained by dividing the average trading price of one share of PCS common stock, series 1 by the average trading price of one share of FON common stock, series 1, computed as of the tenth trading day before the record date for determining the stockholders entitled to vote. For these purposes, the average trading price is defined as the average closing price of the stock determined over the 20 trading days immediately preceding the date of determination. If the "ex-dividend" date for a dividend or distribution on either the PCS common stock, series 1 or the FON common stock, series 1 occurs during this 20 trading day period, or the effective date of any subdivision or combination of the PCS common stock, series 1 or FON common stock, series 1 occurs during this 20 trading day period, an appropriate adjustment is made to the closing prices used in the calculation. The vote per share of the PCS common stock, series 1 and PCS common stock, series 3 is expressed as a decimal fraction rounded to the nearest three decimal places. By way of example, if the average trading price of one share of PCS common stock, series 1 is determined to be $35 and the average trading price of one share of FON common stock, series 1 is determined to be $30, each share of PCS common stock, series 1 and PCS common stock, series 3 would have 1.167 votes.

    . The holders of the PCS common stock, series 2 have 1/10 of the vote per share that the holders of the PCS common stock, series 1 and the PCS common stock, series 3 have.

    . The holders of the preferred stock--seventh series have the number of votes per share equal to the aggregate number of votes of the shares of PCS common stock, series 1 or PCS common stock, series 2 into which a share of the preferred stock--seventh series may be converted. At June 30, 2001, each share of preferred stock--seventh series was convertible into 65.04784 shares of PCS common stock, series 1 or PCS common stock, series 2, depending on who held the share of preferred stock--seventh series.

    . The holders of shares of Class A common stock have the number of votes per share equal to the votes represented by the PCS common stock underlying each share of Class A common stock.

   On each matter to be voted on by the holders of the PCS common stock and Class A common stock voting together as a single class, the holders of shares of each series of PCS common stock are entitled to one vote per share. The holders of the Class A common stock are entitled to the vote per share represented by the shares or fraction of a share of PCS common stock, series 3 underlying each share of Class A common stock, assuming that the PCS common stock, series 3 has one vote per share.

   If the PCS common stock is entitled to vote on a matter as a separate class, each share will be entitled to one vote. If a particular series of PCS common stock, such as the PCS common stock, series 1, is voting as a separate series, each share will be entitled to one vote.

   Our articles of incorporation provide that the affirmative vote of the holders of a majority of the votes represented by the PCS common stock and Class A common stock voting together as a single class is required

    (1)to adopt any amendment to our articles of incorporation that would:

       . increase or decrease the number of authorized shares of PCS common stock;

       .  increase or decrease the par value of shares of PCS common stock;

       . change the powers, preference or special rights of the shares of PCS common stock so as to affect them adversely; and

    (2)to amend the provisions of our bylaws relating to the capital stock committee before November 23, 2002.

   The tracking stock policies adopted by our board of directors provide that the consent of the holders of a majority of the outstanding shares of PCS common stock, voting as a separate class, and the consent of the holders of a majority of the outstanding shares of FON common stock, voting as a separate class, is required to approve any acquisition by the FON group of more than 33% of the assets of the PCS group.

   Special Adjustment in Voting Power of the Class A Stock. If there is an increase in the per share vote of any of our voting securities due to the transfer of the voting securities and the increase occurs on or after the tenth trading day preceding a record date for purposes of determining the stockholders entitled to vote or to receive the payment of a dividend, then the per share vote of the Class A stock will be increased. The vote per share will be increased so that the percentage of the voting power represented by the shares of Class A stock held by each holder of Class A stock will not be diluted as a result of the increase in votes due to the transfer of voting securities until the day immediately following the date of the stockholders meeting or the date of the dividend payment. When PCS common stock, series 2 is transferred by a cable holder to a non-affiliate, it is automatically converted into PCS common stock, series 1, which has a higher per share vote.

   Special Voting Rights of the Preferred Stock. The preferred stock is entitled to vote as a class with respect to certain matters affecting preferences of the preferred stock or an increase in the authorized shares of the class.

   If we do not pay dividends or pay less than full cumulative dividends on the preferred stock--fifth series for each of four consecutive dividend periods, or if arrearages in the payment of dividends on the preferred stock--fifth series have cumulated in an amount equal to full cumulative dividends on the preferred stock--fifth series for six quarterly dividend periods, the holders of the preferred stock--fifth series, acting alone, will be entitled to elect the smallest number constituting a majority of our directors then to be elected until all arrears in those dividends are paid or set aside for payment.

   The affirmative vote of two-thirds of the votes to which the holders of the outstanding shares of the preferred stock--seventh series are entitled is necessary for authorizing or effecting the amendment, alteration or repeal of any of the provisions of our articles of incorporation which would materially and adversely affect the voting powers, preferences, rights, powers or privileges, qualifications, limitations and restrictions of the preferred stock--seventh series.

   Classified Board; No Cumulative Voting. Our board of directors is divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of the directors. Only one class is elected each year for a three-year term. The holders of all currently outstanding classes and series of stock are entitled to vote in the election of these directors. However, our board of directors could authorize a new series of preferred stock that does not have voting rights in the election of directors.

   Our stockholders are not entitled to cumulative voting rights in the election of directors.

Redemption of Common Stock

   Our articles of incorporation permit the redemption of shares of FON common stock, series 1, PCS common stock, series 1, PCS common stock, series 2 and, in certain circumstances, Class A stock held by aliens if necessary to comply with the foreign ownership limitations set forth in Section 310 of the Communications Act of

1934, as amended. The provisions permit FON common stock, series 1, PCS common stock, series 1 and PCS common stock, series 2 to be redeemed at a price equal to the fair market value of the shares, except that the redemption price in respect of shares purchased by any alien after November 21, 1995 and within one year of the redemption date would not, unless otherwise determined by our board, exceed the purchase price paid for those shares by the alien.

Conversion of PCS Common Stock at our Option

   At any time after November 23, 2001, our board of directors may convert each share of PCS common stock, series 1 into shares of FON common stock, series 1.

   If the conversion takes place before November 23, 2002, each share of PCS common stock, series 1 will convert into the number of shares of FON common stock, series 1 equal to 110% of the optional conversion ratio computed as of the fifth trading day before the date that notice of conversion is sent to holders of PCS common stock. The optional conversion ratio is the ratio of the average trading price of a share of PCS common stock, series 1 to the average trading price of a share of FON common stock, series 1. See the discussion of the vote per share of PCS common stock, series 1 under "--Voting Rights--Votes Per Share" above for a definition of the term "average trading price." We must compute the optional conversion ratio over a 60 trading day period if the 20-trading day period normally used to determine the average trading price is less than 90% of the ratio as determined over a 60-trading day period.

   If the conversion takes place on or after November 23, 2002, our board of directors will determine the conversion ratio, subject to the requirement that it must make independent determinations as to the fairness of the conversion ratio to the holders of the PCS common stock, taken as a separate class, and to the holders of the FON common stock, taken as a separate class.

   At the same time as the board converts the PCS common stock, series 1 into FON common stock, series 1, it must convert the PCS common stock, series 2 into FON common stock, series 2 and the PCS common stock, series 3 into FON common stock, series 3. In addition, the unissued shares of PCS common stock underlying the Class A common stock will convert into unissued shares of FON common stock on an equivalent basis.

Other Conversion Rights

   The PCS common stock, series 2 converts into PCS common stock, series 1 when it is transferred by a cable holder to a non-affiliate of the cable holders. The PCS common stock, series 2 also converts into PCS common stock, series 1 when the total number of votes represented by the outstanding shares of PCS common stock, series 2, calculated as though the PCS common stock, series 2 has the same vote as the PCS common stock, series 1, is below 1% of our outstanding voting power.

   The holders of the FON common stock, series 3 may at any time convert their shares of FON common stock, series 3 into shares of FON common stock, series 1 and the holders of the PCS common stock, series 3 may at any time convert their shares of PCS common stock, series 3 into shares of PCS common stock, series 1. This also applies to the shares of PCS common stock, series 3 that are issuable with respect to the Class A common stock.

Mandatory Dividend, Redemption or Conversion of PCS Common Stock

   If we dispose of all of the assets of the PCS group, or if we dispose of at least 80% of the assets of the PCS group on a then-current market value basis, we must use all of the net proceeds to pay a dividend on the PCS common stock or redeem all or a portion of the PCS common stock or we must convert the PCS common stock into FON common stock. There are certain exceptions to this rule; for example, we do not have to pay a dividend on the PCS common stock, redeem the PCS common stock or convert the PCS common stock into FON common stock when we receive in exchange for the assets primarily equity securities of an entity engaged, or proposing to engage, in a business similar or complementary to the business of the PCS group.

   If our board determines to convert the PCS common stock into FON common stock in these circumstances, we will convert each share of PCS common stock into a number of shares of FON common stock at a ratio equal to 110% of the average market value of one share of PCS common stock, series 1 to the average market value of one share of FON common stock, series 1 computed over a 10-trading day period beginning on the 16th trading day after the consummation of the disposition. The market value is defined as the average of the high and low reported sales prices regular way. Appropriate adjustments are made if an ex-dividend date or an effective date for a subdivision or combination of the relevant shares occurs during the measurement period.

   If our board determines to pay a dividend on the PCS common stock or redeem PCS common stock, we will distribute to holders of PCS common stock and to holders of Class A common stock, based on the PCS common stock underlying the Class A common stock, cash or securities, other than our common equity securities, or other property, or a combination of cash and securities and other property, equal to the fair value of the net proceeds after deducting amounts necessary to pay transaction costs, taxes on the disposition, liabilities of the PCS group, and any amount corresponding to any inter-group interest in the PCS group held by the FON group. If the payment of the dividend or redemption price occurs before November 23, 2001, the board may also convert each share of PCS common stock remaining outstanding into shares of FON common stock on the same basis as conversion of PCS common stock into FON common stock after November 23, 2001 and before November 23, 2002 described above under "--Conversion of PCS Common Stock at Our Option." The conversion of PCS common stock into FON common stock can occur under these circumstances only if the conversion date occurs before the first anniversary of the payment of the dividend or redemption price.

Redemption of PCS Common Stock in Exchange for Stock of a Subsidiary

   We may redeem all of the outstanding shares of PCS common stock in exchange for the outstanding shares of common stock of one or more wholly-owned subsidiaries that hold all of the assets and liabilities attributed to the PCS group if one of the following conditions is met:

    .  the redemption is tax free to the holders of PCS common stock; or

    . after deducting related taxes, holders of PCS common stock are in a position that is substantially equivalent economically to the position they would be in if the redemption were tax free.

Liquidation Rights

   In the event of the liquidation of Sprint, the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding must first be satisfied. The holders of FON common stock, PCS common stock and Class A common stock will be entitled to share in the remaining assets of our company in accordance with the per share liquidation units attributable to each class or series of common stock. The holders of PCS common stock have no special claim to the assets attributed to the PCS group. The liquidation units attributable to each class of common stock are as follows:

    .  each share of FON common stock is attributed one liquidation unit;

    .  each share of PCS common stock is attributed 0.2046 liquidation units;
       and

    . each share of a series of Class A common stock is entitled to a number of liquidation units equal to the sum of the liquidation units associated with the unissued shares of PCS common stock underlying that series of Class A common stock at the time of the liquidation, divided by the aggregate number of outstanding shares of that series of Class A common stock.

   The number of liquidation units for each share of FON common stock and each share of PCS common stock will be adjusted for stock splits, reverse stock splits and other corporate events affecting the FON common stock or the PCS common stock.

Preemptive Rights

   No holder of PCS common stock or any other capital stock of our company is entitled to preemptive rights or subscription rights, other than pursuant to the rights issued pursuant to our rights agreement. At the time of the acquisition of their shares of PCS common stock, series 2, Tele-Communications, Inc., Comcast Corporation and Cox Communications, Inc. were given contractual rights to purchase additional shares of PCS common stock, series 2 under certain circumstances to enable them to maintain certain ownership levels.

Fully Paid

   The outstanding shares of PCS common stock are fully paid and nonassessable.

Transfer Agent And Registrar

   The transfer agent and registrar for PCS common stock and FON common stock is UMB Bank, n.a., Kansas City, Missouri.

Anti-Takeover Provisions

   The Kansas General Corporation Code and our articles of incorporation and bylaws contain provisions which could discourage or make more difficult a change in control of our company without the support of our board of directors. A summary of these provisions follows.

   Vote Required for Certain Business Combinations. Our articles of incorporation require that certain business combinations initiated by a beneficial owner of 10% or more of our voting stock must be approved by the holders of 80% of the outstanding voting stock.

   Restriction on Purchase of Equity Securities by Sprint. If the beneficial owner of 5% or more of a class of our equity securities has held any of the securities for less than two years, our articles of incorporation prohibit us from purchasing equity securities of the same class as the securities held for less than two years from the 5% security holder at a premium over market price unless we either:

    . obtain the approval of the holders of a majority of the voting power of our outstanding capital stock, excluding the shares held by the 5% security holder, or

    . make a tender or exchange offer to purchase securities of the same class on the same terms to all holders of those equity securities.

   The approval of stockholders is not required in connection with purchases, redemptions or other acquisitions by us of our capital stock held by France Telecom, Deutsche Telekom, certain of their designated subsidiaries or certain other qualified holders of the Class A stock pursuant to the investment agreements entered into with France Telecom and Deutsche Telekom or our articles of incorporation. The approval of stockholders is also not required in connection with purchases, redemptions, conversions or other acquisitions of PCS common stock from a holder of that stock pursuant to our articles of incorporation.

   Classified Board; Removal of Directors. In addition to providing for a classified board of directors, discussed above under "Voting Rights--Classified Board; No Cumulative Voting," our articles of incorporation provide that directors may be removed only for cause. Removal for cause requires the affirmative vote of the holders of a majority of the votes represented by the shares entitled to vote on the election of that director. The provisions for a classified board, together with the limitation on the removal of directors, makes it more difficult to remove directors.

   Notice Provisions Relating to Stockholder Proposals and Nominees. Our bylaws contain provisions requiring our stockholders to give advance written notice to us of a proposal or director nomination in order to have the proposal or the nominee considered at a meeting of stockholders. The notice must usually be given not less than 50 days and not more than 75 days before the meeting. Under our bylaws, our stockholders may require that a special meeting of stockholders be called only if the holders of a majority of the shares of stock issued and outstanding and entitled to vote request that the meeting be called.

   Rights Plan. Our board of directors has adopted a rights agreement. Pursuant to the terms of the rights agreement, rights are attached to the FON common stock, the PCS common stock and the Class A common stock. For a description of the FON group rights attached to the FON common stock, see Amendment No. 3 to our Registration Statement on Form 8-A relating to the FON group rights, filed with the SEC on August 4, 1999 and incorporated by reference into this prospectus. For a description of the PCS group rights attached to the PCS common stock, see Amendment No. 2 to our Registration Statement on Form 8-A relating to the PCS group rights, filed with the SEC on July 26, 1999 and incorporated by reference into this prospectus. See "Where You Can Find More Information."

   Business Combination Statute. Kansas has a Business Combination Statute that limits certain business combinations between Kansas corporations, like our company, and interested stockholders, who are certain persons beneficially owning a significant percentage of the voting stock of the corporation. However, business combinations with a stockholder who became an interested stockholder in a transaction approved by the corporation's board of directors are exempted from these provisions.

   Control Share Acquisition Statute. Kansas also has a Control Share Acquisition Statute that provides that persons who acquire beneficial ownership of the voting stock of a corporation in excess of certain thresholds lose the right to vote the shares acquired in the transaction resulting in the person exceeding one of the thresholds, unless the acquisition is approved by:

    .  a majority of the outstanding voting shares of the corporation, and

    . a majority of the outstanding voting shares of the corporation excluding the shares owned by the person making the acquisition, shares held by the officers of the corporation and shares held by directors of the corporation who are also employees of the corporation.

   The thresholds are 20%, 33 1/3% and 50% of the voting power. Shares acquired directly from the issuing corporation are not subject to the statute.

           DESCRIPTION OF STOCK PURCHASE CONTRACTS AND EQUITY UNITS

   The applicable prospectus supplement will describe the terms of the stock purchase contracts or equity units offered by that prospectus supplement. If we issue any stock purchase contracts or equity units, we will file the form of stock purchase contract and equity unit as exhibits to the registration statement and you should read these documents for provisions that may be important to you. You can obtain copies of any form of stock purchase contract and equity unit by following the directions described under the caption "Where You Can Find More Information."

   We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of PCS common stock, series 1, or other securities at a future date or dates. We may fix the price and number of securities subject to the stock purchase contracts at the time we issue the stock purchase contracts or we may provide that the price and number of securities will be determined pursuant to a formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. treasury securities, securing the obligations of the holders of the units to purchase the securities under the stock purchase contracts. We refer to these units as equity units. The stock purchase contracts will require holders to secure their obligations under the stock purchase contracts. The stock purchase contracts also may require us to make periodic payments to the holders of the equity units or vice versa, and those payments may be unsecured or refunded on some basis.

                              SELLING STOCKHOLDER

   One or more of our stockholders may from time to time offer up to 57,000,000 shares of PCS common stock, series 1.

   The prospectus supplement for any offering of PCS common stock, series 1 by a selling stockholder will include, in addition to any other relevant material information, the following information about the selling stockholder:

    .  the name of the selling stockholder;

    . the nature of any position, office or other material relationship between the selling stockholder and us, our affiliates or predecessors during the last three years;

    . the number of shares of PCS common stock, series 1 offered by the selling stockholder under the prospectus supplement; and

    . the number of shares of PCS common stock, series 1 owned by the selling stockholder before and after the offering and, if one percent or more, the percentage of PCS common stock, series 1 owned by the selling stockholder after the offering.

                             PLAN OF DISTRIBUTION

   We and any selling stockholder may sell any securities:

    .  through underwriters or dealers;

    .  through agents; or

    .  directly to one or more purchasers.

   The distribution of the securities may be effected from time to time in one or more transactions:

    .  at a fixed price or prices, which may be changed from time to time;

    .  at market prices prevailing at the time of sale;

    .  at prices related to prevailing market prices; or

    .  at negotiated prices.

   For each series of securities, the applicable prospectus supplement will set forth the terms of the offering including:

    .  the initial public offering price;

    .  the names of any underwriters, dealers or agents;

    .  the purchase price of the securities;

    .  our proceeds from the sale of the securities;

    . any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;

    .  any discounts or concessions allowed or reallowed or repaid to dealers;
       and

    .  the securities exchanges on which the securities will be listed, if any.

   If we or any selling stockholder use underwriters in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price or at varying prices determined at or after the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. In connection with an offering, underwriters and selling group members and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the securities in accordance with applicable law.

   If we or any selling stockholder use dealers in the sale, we or any selling stockholder will sell securities to those dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealers at the time of resale. If we or any selling stockholder use agents in the sale, they will use their reasonable best efforts to solicit purchases for the period of their appointment. If we or any selling stockholder sell directly, no underwriters or agents would be involved. We are not making an offer of securities in any state that does not permit an offer of these securities.

   Underwriters, dealers and agents that participate in the securities distribution may be deemed to be underwriters as defined in the Securities Act of 1933. Any discounts, commissions, or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. We or any selling stockholder may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or to contribute with respect to payments that they may be required to make.

   We or any selling stockholder may authorize underwriters, dealers or agents to solicit offers from certain institutions where the institution contractually agrees to purchase the securities from us or the selling stockholder on a future date at a specific price. This type of contract may be made only with institutions that we or the selling stockholder specifically approve. These institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

   The securities, other than any PCS common stock, will be new issues of securities with no established trading market and unless otherwise specified in the applicable prospectus supplement, we will not list any series of the securities (other than the PCS common stock) on any exchange. It has not presently been established whether the underwriters, if any, of the securities will make a market in the securities. If the underwriters make a market in the securities, the market making may be discontinued at any time without notice. We cannot provide any assurance as to the liquidity of the trading market for the securities.

                                 LEGAL MATTERS

   The validity of the convertible preferred stock and the PCS common stock, series 1 will be passed upon for us by Thomas A. Gerke, Vice President, Corporate Secretary and Associate General Counsel of our company. The validity of the debt securities, guarantees, convertible subordinated debt securities, stock purchase contracts and equity units will be passed upon for us by King & Spalding. As of June 30, 2001, Thomas A. Gerke beneficially owned approximately 16,100 shares of PCS common stock and 16,400 shares of FON common stock and had options to purchase in excess of 75,000 shares of PCS common stock and in excess of 135,000 shares of FON common stock.

                                    EXPERTS

   Ernst & Young LLP, our independent auditors, have audited Sprint Corporation's consolidated financial statements and schedule, as amended, and the combined financial statements, as amended, of the PCS group and the FON group included in Sprint Corporation's Annual Report on Form 10-K/A for the year ended December 31, 2000, as set forth in their reports, which are incorporated by reference in this prospectus and which, as to the year 1998 for our consolidated financial statements and for the combined financial statements of the PCS group, are based in part on the report of Deloitte & Touche LLP, independent auditors. These financial statements and schedule are incorporated by reference in reliance on the reports, given on the authority of such firms as experts in accounting and auditing.

   The consolidated financial statements of Sprint Spectrum Holdings Company, L.P. and subsidiaries and the related financial statement schedule for the year ended December 31, 1998 incorporated in this prospectus by reference from Sprint Corporation's Annual Report on Form 10-K/A for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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                            40,000,000 EQUITY UNITS

             (INITIALLY CONSISTING OF 40,000,000 CORPORATE UNITS)

[LOGO] SPRINT                                                   [LOGO] Sprint(R)
                                                                   Sprint PCS(R)

                              SPRINT CORPORATION

                          SPRINT CAPITAL CORPORATION

                       ---------------------------------
                             PROSPECTUS SUPPLEMENT
                       ---------------------------------

                                   JPMORGAN
                              MERRILL LYNCH & CO.
                                  UBS WARBURG

                               ----------------
                            ABN AMRO ROTHSCHILD LLC
                        BANC OF AMERICA SECURITIES LLC
                          CREDIT SUISSE FIRST BOSTON
                                LEHMAN BROTHERS

                                    , 2001

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